With a solid foundation, Hysan has mapped out a clear strategic focus for building today while creating a platform for tomorrow.

Annual Report 2009

Hysan 希慎

STOCK CODE 00014



Hennessy Centre redevelopment

Year 2009 was a challenging one for Hysan. We were affected by both the external economic environment and unexpected management changes. Amidst all this, Hysan delivered yet another year of solid performance.

To provide a clear picture of Hysan in 2009, this Annual Report begins with an Overview on the key elements of our **solid foundation** built over many years, as well as our **strategic focus** in business. The Strategy in Action section details the drivers behind our performance, including our strategies in operations, financial and risk management. Underpinning all these are our people and teamwork. In the following Governance section, we explain how our long-established corporate governance culture helped us in meeting the challenges in 2009. All the information contained in this report illustrates how the actions Hysan undertakes **today** can also help deliver growth and value for our shareholders and other stakeholders **tomorrow**.



THE ESSENTIAL READ

Year 2009 in Review
Pages 12 - 13
The Group's performance at a glance.

Chairman's Statement
Pages 14 - 15
Sir David Akers-Jones on how the Group overcame the challenges of 2009.

Operations and Financial Reviews
Pages 24 - 33
Detailed information on the underlying operating strategies of the Office, Retail and Residential sectors and the Group's financial results.



  

2009 Corporate Responsibility Report

Towards a Sustainable Community

Hysan 希慎

Hysan strives to be both successful and responsible, encapsulating the "triple bottom line" in financial, environmental and social performances. This belief underlies our ultimate aim of developing our Causeway Bay hub into a sustainable community, a choice location for people to live and work, both now and into the future.

This edition of Hysan's Corporate Responsibility Report interviews Dr. L.K. CHAN, our Design and Project Director, who highlights the sustainability aspects of our Hennessy Centre redevelopment project, Hong Kong's first United States Green Building Council's Leadership in Energy and Environmental Design standard (LEED) Platinum pre-certified commercial development.

This Report also highlights the Group's promotion of healthy living amongst our staff, as well as the construction safety programmes that take place in our main development site.

Finally, community engagement is of utmost importance to a business that takes a long-term view in all of its decision-making. Our community section of the Report brings to light the fruitful work of our volunteer team, plus a focus on the third installment of Hysan's community programme for ethnic minority students, Project Go-Ahead.

We are encouraged that our corporate responsibility efforts were recognised. We are a constituent member of the FTSE4Good Index, a global social responsibility index.

CONTENTS

HYSAN'S CORPORATE RESPONSIBILITY POLICY

Our Policy stems from our corporate values and sets a framework on how we manage our corporate responsibilities.

Maintain highest ethical standards

We aim to maintain the highest ethical standards in the conduct of our business. We are committed to maintaining the highest standards of corporate governance.

Focus on health and safety

Health and safety issues are of fundamental concern to us.

Minimise environmental impact

We aim to minimise the impact of our activities on the environment.

Contribute to communities

We make positive contributions to the communities in which we operate.

Encourage partners to set high standards

We encourage our suppliers and contractors to embrace high standards similar to our own.

Respect our staff

We treat our staff with fairness and respect, and maintain a working environment to realise their full potential.

HYSAN'S CORPORATE RESPONSIBILITY MODEL


Hysan Development Company Limited
Contributions Through Normal Business Activities Including
• Environment
• Health & Safety
Giving Through Community Involvement

Hysan's Hennessy Centre redevelopment project sees the first Hong Kong building pre-certified at the highest Platinum level for the United States Green Building Council's Leadership in Energy and Environmental Design standard (LEED). The project also aims for top-level achievement in accordance with Hong Kong's Building Environmental Assessment Method (BEAM).

Hennessy Centre redevelopment



In the following section, Dr. L. K. CHAN, Hysan's Director of Design and Project, shares the Group's thoughts on sustainable development.







L.K. CHAN
Hysan's Director of Design and Project

Why is it a good thing for commercial buildings to go "sustainable' in Hong Kong? Isn't it much harder to do it here than in more "green conscious" places?

" Hong Kong buildings consume 89% of all electricity used in the territory. Figures from overseas would also suggest that a large portion of energy used by buildings are in commercial buildings, with central air-conditioning, etc. That is why tackling commercial buildings' energy savings is a priority. It is particularly challenging to find 'green' solutions in a high density location like Hong Kong. However, if it can be done here in a high-rise, it can be done almost anywhere. It would send a powerful message to all. "

Why is Hysan leading the trend here in Hong Kong? What drives Hysan to go this route? What are the benefits for the shareholders and for the community in general?

" Hysan believes in contributing to the community through its daily business activities. Our late Chairman, Mr. Peter T.C. LEE was a firm believer in achieving financial results that can also bring benefit environmentally and socially, and his legacy lives on. In the short term, a sustainable building cuts down on energy use, which clearly helps the 'triple bottom line'; in the long run, a good and efficient design will ensure the building does not easily become obsolete in both a commercial and social sense. Hysan stands to benefit when

"The design of a truly sustainable building should take into account its form, construction method, materials used and the building envelope, amongst other things."







the overall environment improves and the community becomes truly sustainable. ”

Which is the most important aspect in constructing a "sustainable" building?

“ We need a 'total' approach. The design of a truly sustainable building should take into account its form, construction method, materials used and the building envelope, amongst other things. Moreover, apart from the design and hardware, the way a building is used, operated and managed is just as important to achieve true sustainability. ”

Is Hysan satisfied with just putting in one green building?

“ Hysan will not stop at constructing one green building. Managing our existing buildings in a 'green way' is equally important. Our ultimate aim is to develop our Causeway Bay hub into a sustainable community, the choice location to live and work, now and into the future. ”

Energy Conservation

Hysan has been actively taking energy conservation into consideration in formulating and executing our properties' full life cycle maintenance programme. Using 2005 as a baseline, Hysan made savings of 9 GWh of electricity (equivalent to 12,225 tonnes of CO_2) between 2006 and 2009, a reduction of 17.1% in its buildings (2009 compared with 2008: 1.2% reduction).

In addition to Hysan's own hardware improvement and operational re-scheduling, it also seeks to encourage stakeholders to be energy-efficient. For instance, Hysan revised its fitting out guide for tenants in 2009. Tenants are encouraged to maximise the use of natural lighting in its office/shop designs, increase the use of energy-saving fluorescent and LED lights, as well as other energy-efficient appliances.

Waste Management

Hysan was awarded another full set of "Class of Excellence", Hong Kong Government's Wastewi$e labels, for all our buildings in 2008/09. This was achieved through the recycling of close to 800,000 kg of waste paper, as well as significant reduction in the consumption of plastic rubbish bags and paper products.

HEALTH & SAFETY

Safety

Hysan's business nature, as a property investor, means it generally has a low safety risk profile. However, we still place the highest importance on the health and safety of staff members, tenants and visitors. Hysan's business-related injury cases remained at a low level in 2009.

On our Hennessy Centre redevelopment project, we have continued our endeavours to ensure that Hysan's partners and contractors achieve high standards of occupational safety and health. Contractors for various phases of the construction project were selected based on their track record in the quality of work and ability to complete the project with due regard to safety at work, as well as the environment. We have also engaged an experienced independent safety consultant to offer advice to the contractors and to monitor performance.

Healthy Living

To encourage our staff to lead a healthy lifestyle, Hysan has been sponsoring teams of employees to take part in races and orienteering competitions. Among the best supported are the Green Power Hike, organised by the local environmental group Green Power, and the Salvation Army's Hong Kong and Macau O! Day.


C011-2

In the past few years, Hysan has been providing a community service platform for staff, corporate partners and other stakeholders. In the summer of 2009, Hong Kong Christian Service, Hong Kong University of Science and Technology Business School and Hysan organised the third installment of an English-speaking life-skills programme primarily for ethnic minority students with a twist: participants learnt basics about running a business and were then asked to set up either eco or heritage tours as social enterprises. The main aims were to build confidence, understand the business world and create support among those from different social/ethnic backgrounds.

Four teams of youngsters and their university-level mentors successfully ran tours which targeted police officers, immigrant workers and other social groups as clients.

Project Go-Ahead

SAGAR PATNANI,
Form five student, a member of the winning team

Was Project Go-Ahead a learning experience or a fun experience?



“ I learnt about how to start, run and market a business. I was doing something I know I want to do in the future. At the same time, it was fun because I made many new friends from different backgrounds. ”

Did your tour help break down a few "walls"?

“ We organised a cultural tour and our aim was to ‘break the wall’ between South Asians and the local Chinese. We managed to sell the tour to a group of police officers. I think our group has at least taken the first step to help cut down some cultural misunderstanding. I am very proud of that. ”



Hysan's Volunteer Team

Hysan's staff spare no efforts in making positive contributions, at work and outside. For many, the most direct way to help is to take part in volunteer team activities.


Let's Go Fai rade Togethe



In 2009, our colleagues took up the challenges to be teachers in two separate activities: Business Environment Council's Corporate Sustainability for Schools programme, and Young Entrepreneurs Development Council's School-Company Partnership. A range of topics, including sustainability issues in work and community settings, were discussed in depth.

Another Hysan volunteer group partnered with the Chung Ying Theatre to host a drama-based life skills fun-day for youths in the Kwai Ching area, focusing on issues such as education, employment, and family relationships.

Volunteers also took part in projects with St. James' Settlement, a local charitable organisation. Staff held parties and gatherings for mentally handicapped children to show care and attention, and invited ethnic minority families to join the Hysan team at the WWF's Mai Po charity walk.

Fair Trade

Hysan is an active member of the Hong Kong-based Fair Trade Workplace Society, which promotes the use of Fair Trade products to enhance the livelihood of primary producers in developing countries. The closing ceremony of Fair Trade Week 2009 was held at the Lee Gardens where top performing artists helped bring the socially sustainable message to hundreds who attended.

Photography: D. C. Creative   Renderings: Kohn Pedersen Fox Associates   Printed on environmentally friendly paper

Hysan Development Company Limited
49/F The Lee Gardens
33 Hysan Avenue, Hong Kong
T 852 2895 5777 F 852 2577 5153
www.hysan.com.hk



3. GOVERNANCE

4. FINANCIAL STATEMENTS AND VALUATION

Financial Policy
Pages 34 - 38
An in-depth look at the Group's policy of financial prudence.

Internal Controls and Risk Management
Pages 39 - 41
An overview of how the Group manages risks to achieve business objectives.

Human Resources
Pages 42 - 43
A review of how the Group's core values help to build strong teamwork.

Corporate Governance Report
Pages 50 - 64
A detailed account of how our governance culture and systems fared in the face of the challenges of 2009.




EMPEROR
Cartier
THE LEE GARDENS
HYSAN
AVENUE
新寧大廈
Hysan 希慎

"Overview" starts with Hysan's tribute to the Group's past Chairman, whose leadership helped establish and ground our mission and core values, as well as strategic focus. Also in this section, the Chairman's Statement explains how Hysan met and overcame the challenges of 2009 to move forward in strides.

1

OVERVIEW

Peter T.C. Lee Leaves a Lasting Legacy



Peter T.C. Lee, Chairman and Acting Chief Executive Officer, passed away unexpectedly on 17 October 2009. Peter joined the Group as Board Director in 1988. He became Managing Director in 1999 and Chairman in 2001. He led the Company to be both a successful and responsible business, paying attention to the results as well as how they were achieved. This is now Hysan's entrenched Guiding Principle in business.

Peter contributed to transforming Causeway Bay as well as Hysan. Our latest Hennessy Centre redevelopment project is the first Hong Kong candidate to have been pre-certified at Platinum level for the United States Green Building Council's Leadership in Energy and Environmental Design (LEED).

"We believe our initiative will enhance asset value by creating a better working and shopping environment for tenants and visitors alike," remarked Peter. "Hysan and Causeway Bay's histories and growth are very much entwined. We hope this project will not only be the pride of Hysan, but also bring benefit to Causeway Bay and Hong Kong."

Peter's legacy lies also in his relentless support and guidance in the development of Hysan's corporate governance culture.

"We always believe that good governance is the only way to achieve sustainable, long-term growth," commented Peter in 2008, on Hysan taking the top honour in one of Hong Kong's most prestigious corporate governance awards.

The principle of being a successful and responsible business is also a perfect reflection of Peter's own personal attributes – Peter was a man of the highest integrity, ethics, and sense of duty. Those who were privileged to work with Peter know that his genuine respect for others and his passion for doing his best are truly inspirational. While we mourn his loss, we are all better people for having known him and shall strive to take Hysan to the next level the way Peter always intended.



Mission

To build, own and manage quality buildings, and being the occupiers' partner of choice in the provision of real estate accommodation and services, thereby delivering attractive and sustainable returns to our shareholders.

Responsible Business as the Guiding Principle

Hysan aims to be a successful as well as responsible business. We pay attention not only to the results achieved, but also to how we deliver the same. The principle of being a responsible business is at the heart of our Company.

Corporate Values

We foster the highest **business ethics** and **accountability**. At Hysan, we take pride in our work, acknowledge responsibility for our actions and endeavour to complete our tasks in the right way.

Our **thought leadership** applies to all strategic and operational issues in the quest to create innovative solutions through collective insight. We aim to take a **market leadership** position in whatever we do.

Hysan maintains long-term and mutually beneficial **partnerships** with our shareholders, clients, business partners, employees and the community.

We take responsibility by **giving back to the community**. This is achieved through everyday business operations as well as active participation in community activities.

Competitive Advantages

Largest Commercial Landlord
in Causeway Bay, Hong Kong's prime office and retail district

Balanced Portfolio
of superior investment properties

Quality Client Base
with prominent multinational and strong local tenants

Sustainable Income
with high occupancy consistently achieved

Established Asset Enhancement Programme
with track record of adding value

Exceptional Services
for our commercial and residential customers

Strong Financial Position
with debts of long maturity and diversified funding sources

Financial Prudence
to keep risk and return in balance

Effective Corporate Governance
with widespread industry recognition achieved

Strategic Focus

In the course of conducting our business during the year, we have adhered to the following:

1. Established asset enhancement programme

- Hennessy Centre redevelopment
- Various renovation and/or building upgrades including planning for rejuvenation of Leighton Centre in 2010

2. Maximising our Causeway Bay locational advantages including further growing the retail sector

- Avid marketing to attract locals and visiting Mainland Chinese shoppers to our retail centres
- Further enhancing tenant mix in our retail hubs targeting different customer groups
- Our Grade "A" offices, which offer prestige as well as convenience, successfully attracted new major tenants from other districts
- Strengthening the presence of semi-retail tenants for the rest of our office portfolio, who require considerable personal interface with customers and value the locational advantages

3. Anticipating and meeting customer needs as well as continuous enhancement of operational quality and efficiency

- Creating best expatriate-orientated living environment for residential portfolio tenants
- Enhancing property services standards generally
- Maximising operating efficiency including energy savings through hardware as well as operational improvements, without compromising service standard

4. Enhancing corporate governance

- Maintaining highest standards; industry recognitions include 2009 Best Corporate Governance Disclosure Gold Award from the Hong Kong Institute of Certified Public Accountants

5. Strengthening corporate responsibility

- Aiming to be successful and responsible through daily operations and community involvement; recognised as a constituent member of FTSE4Good, a renowned international index for social investment

Value Creation

Recurring Underlying Profit
HK$ million


1,200
960
720
480
240
0
641
755
950
1,066
1,110
05
06
07
08
09

Adjusted Shareholders' Funds
HK$ million


40,000
32,000
24,000
16,000
8,000
0
27,134
30,729
35,072
34,660
37,057
05
06
07
08
09

Recurring Underlying Earnings per Share
HK cents


120
96
72
48
24
0
60.94
71.60
90.32
102.57
105.00
05
06
07
08
09

Dividends per Share
HK cents


80
64
48
32
16
0
45.00
50.00
60.00
68.00
68.00
05
06
07
08
09

YEAR 2009 IN REVIEW

Overview of the Group's Financial Performance

TURNOVER	2009 HK$ million	2008 HK$ million	CHANGE HK$ million	CHANGE %
Office sector	747	720[1]	27	+3.8
Retail sector	648	626[1]	22	+3.5
Residential sector	285	292	(7)	-2.4
	1,680	1,638	42	+2.6

- **Group turnover rose by 2.6%**
- **Retail sector remained virtually fully let at 99%**
- **Office and Residential sectors' occupancy are 89% (91% on committed basis) and 92% respectively**

PROFIT INDICATORS	2009 HK$ million	2008 HK$ million	CHANGE HK$ million	CHANGE %
Recurring Underlying Profit	1,110	1,066	44	+4.1
Underlying Profit	1,113	1,201	(88)	-7.3
Statutory Profit	2,716	1,594	1,122	+70.4

- **Recurring Underlying Profit increased, reflecting improvements in gross profit generated from our core leasing activities**
- **Underlying Profit change reflected smaller financial investment returns during the year**
- **Statutory Profit increased due to higher valuation of the Group's investment properties**

Recurring Underlying Profit
This is a performance indicator of the Group's core property investment business. It is arrived at by excluding from Underlying Profit gains/losses from disposal of assets, impairment, reversal, recovery and tax provisions for prior year(s).

Underlying Profit
This is arrived at by excluding from Statutory Profit unrealised fair value changes on investment properties and related deferred tax. As a property investor, the Group's results are principally derived from the rental revenues on its investment properties. The inclusion of the unrealised fair value change on investment properties in the consolidated income statement causes an increase in fluctuation in earnings and poses limitation on the use of the unadjusted earning figures, financial ratios, trends and comparison against prior period(s). Besides, deferred tax on such fair value changes has to be provided for despite the fact that no capital gain tax liability will arise in Hong Kong on disposal of the Group's investment properties. Accordingly, both of these two items are excluded in arriving at the Underlying Profit.

Statutory Profit
This is the profit attributable to owners of the Company. It is prepared in accordance with Hong Kong Financial Reporting Standards issued by Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance.

ASSET VALUE INDICATORS	2009 HK$ million	2008 HK$ million	CHANGE HK$ million	CHANGE %
Total assets	43,848	41,536	2,312	+5.6
Shareholders' funds	33,668	31,469	2,199	+7.0
Adjusted Shareholders' Funds	37,057	34,660	2,397	+6.9

- **Shareholders' funds mainly attributable to the increase in valuation of the Group's investment properties and the profits from our core leasing activities**

Adjusted Shareholders' Funds
This is arrived at by adding back the Group's share of cumulative deferred tax on property revaluation to shareholders' funds figure. Deferred tax on property revaluation has to be provided for despite the fact that no capital gains tax liability will arise in Hong Kong on disposal of properties.

[1] Prior year figure has been reclassified to conform to current year presentation.

Key Financial Data

PER SHARE DATA	2009	2008	CHANGE %
Earnings per share, based on:			
Recurring Underlying Profit			
Basic (HK cents)	106.09	102.57	+3.4
Diluted (HK cents)	106.05	102.56	+3.4
Underlying Profit			
Basic (HK cents)	106.38	115.56	-7.9
Diluted (HK cents)	106.34	115.55	-8.0
Statutory Profit			
Basic (HK cents)	259.60	153.37	+69.3
Diluted (HK cents)	259.50	153.36	+69.2
Shareholders' returns:			
Dividends per share (HK cents)	68.00	68.00	–
Shareholders' return per share (HK$)	10.21	(9.11)	n/m
Total shareholders' returns per share (HK$)	2.66	0.10	n/m
Assets value:			
Net assets value per share (HK$)	32.05	30.23	+6.0
Adjusted net assets value per share (HK$)	35.27	33.29	+5.9
Net debt per share (HK$)	1.82	1.96	-7.1

FINANCIAL DATA	2009	2008	CHANGE
Average finance costs	3.1%	4.4%	-1.3pp
Net debt to equity	5.1%	5.9%	-0.8pp
Net interest coverage (times)	11.7x	10.2x	+1.5x
Floating rate debt (% on total debt)	64.9%	59.5%	+5.4pp
Average debt maturity	3.4 years	3.9 years	n/a
Bank facilities: Capital market issuance	37.2% : 62.8%	24.9% : 75.1%	n/a

Non-financial Performance

GOVERNANCE

- Recognitions by industry for excellence in corporate governance including the Gold Award (Non-Hang Seng Index Large Market Capitalisation Category) in the Hong Kong Institute of Certified Public Accountants' Best Corporate Governance Disclosure Awards 2009
- Top 5 Best Corporate Governance Practices in Asia Pacific Award for 2009: IR Global Rankings

ENVIRONMENT

- Hennessy Centre redevelopment is the first Hong Kong building pre-certified at the highest Platinum level for the United States Green Building Council's Leadership in Energy and Environmental Design standard (LEED Platinum)
- The project is also pre-certified at the top level in Hong Kong's Building Environmental Assessment Method (BEAM)

COMMUNITY

- A constituent member of the FTSE4Good Global Index, one of the best known indices to track responsible business practices around the world

n/a – not applicable
n/m – not meaningful
pp – percentage point

CHAIRMAN'S STATEMENT



Overview

Year 2009 began with the Hong Kong economy being adversely impacted by the global economic crisis. Signs of stabilisation began to emerge in the second quarter, leading to further improvement in the second half of the year. The recovery in the local financial and property sales markets from the second quarter onwards also contributed to the improvement of sentiment.

Performance

Against this background, Hysan maintained revenue growth in its core property investment activities. The Group's 2009 turnover was HK$1,680 million, an increase of 2.6% from HK$1,638 million in 2008. The Office and Retail sectors showed turnover growth of 3.8% and 3.5% respectively, while the Residential sector recorded a slight decline of 2.4%. The Retail sector remained virtually fully let, while the Office and Residential sectors maintained over 90% occupancy on a committed basis.

Recurring Underlying Profit, the key measurement of our core business performance, was HK$1,110 million, up 4.1% from HK$1,066 million in 2008. This principally reflected the improvement in gross profit generated from our core leasing activities. Earnings per share based on Recurring Underlying Profit correspondingly rose to HK106.09 cents (2008: HK102.57 cents).

Underlying Profit, which excludes unrealised changes in fair value of investment properties and related deferred tax, was HK$1,113 million (2008: HK$1,201 million). This reflected smaller financial investment returns during the year, when compared to 2008.

Statutory Profit increased to HK$2,716 million (2008: HK$1,594 million), mainly due to higher valuation of the Group's investment properties.

The external valuation of the Group's investment property portfolio increased to HK$37,363 million, an increase of 4.2% from HK$35,850 million in 2008. Adjusted shareholders' funds rose by 6.9% to HK$37,057 million (2008: HK$34,660 million).

Our financial position remains strong, with improved net interest coverage (2009: 11.7 times; 2008: 10.2 times) and net debt to equity ratio (2009: 5.1%; 2008: 5.9%), highlighting the Group's financial strength.

The Board of Directors (the "Board") recommends the payment of a final dividend of HK54.0 cents per share (2008: HK54.0 cents). Together with the interim dividend of HK14.0 cents per share (2008: HK14.0 cents), there is an aggregate distribution of HK68.0 cents per share, which is the same as the year before. Subject to shareholder approval, the final dividend will be payable in cash with a scrip dividend alternative.

Moving Forward on a Solid Foundation

Year 2009 was a challenging one for the Group. Like others, we were impacted by the wider economic conditions, which saw a significant downturn at the beginning of the year. We also experienced the unexpected passing of our Chairman and Acting Chief Executive Officer, Peter T.C. LEE in October 2009. During his eight-year tenure as Chairman, Peter laid a solid foundation for the Group. He further consolidated our position as a leading property investment company. He also guided the Group to maintain the highest standards of corporate governance, including the commitment to apply the principle of meritocracy and professional management. Peter will be greatly missed by us all.

Based on the foundation Peter built, Hysan is moving forward. I am honoured to become the Group's Independent non-executive Chairman. I also welcome new non-executive Directors Nicholas C. ALLEN, Philip Y.H. FAN, Joseph C.Y. POON, and Michael T.H. LEE. They will bring their professional expertise and experience from diverse backgrounds to further strengthen the Board.

I look forward to leading the Board in raising the Group's existing high quality properties and services to the next level. The Hennessy Centre redevelopment is on schedule for completion at the end of 2011. As Hysan's future northern gateway, it will further enhance our Causeway Bay hub. Its sustainability features will also highlight our commitment towards the environment and the community.

I am delighted to announce the appointment of Gerry L.F. YIM, Executive Director, as our new Chief Executive Officer. Gerry has brought great experience of general management, as well as that of the banking and finance sector from his previous positions in major companies. His background very much complements and strengthens that of our management team.

I would also like to take this opportunity to express my sincere thanks to our dedicated staff members. They have worked as a team, and collectively they have taken on the external and internal challenges. I would like to thank Tom BEHRENS-SORENSEN and Ricky T.F. TSANG, who resigned as Independent non-executive Director and Executive Director, Finance respectively during the year, for their contributions.

Outlook

While Grade "A" office rentals began to stabilise, competition remains keen. Hysan has strengthened its occupancy and our performance is expected to remain stable for the rest of the year. At the same time, we shall continue to enhance our portfolio to maximise Causeway Bay's locational advantages as a prime retail hub as well as office community.

David AKERS-JONES
Independent non-executive Chairman

Hong Kong, 10 March 2010







"Strategy in Action" comprises a market overview of Hong Kong's property leasing business; a comprehensive description of our portfolio including a preview of our forthcoming Hennessy Centre redevelopment project; and a detailed account on how we operated in 2009 in terms of the management of our operations, finances, risks and people.

2 STRATEGY IN ACTION

MARKET OVERVIEW

This market report is to give a general background rather than Group-specific information. Views expressed shall not be regarded as providing any advice or recommendation for whatever purpose. For the Group's performance – see "Management's Discussion and Analysis" section.

Hong Kong Economy

The global financial crisis negatively impacted upon Hong Kong's economy in early 2009 and led to a contraction of the GDP (-5.7%) in the first half of the year. As coordinated policy measures taken by governments around the world brought stability to the global financial markets, the local economy improved in the second half of the year. Local employment figures improved with the unemployment rate fell to below 5% in December 2009. Although there was considerable liquidity in the economy and interest rates remained at a historical low, inflation was contained and the inflation rate stood at 1.3% in December 2009.

Gross Domestic Product Year-on-Year Growth

(%)


14
12
10
8
6
4
2
0
-2
-4
-6
-8
7.7
12.0
7.9
9.0
1.1
-7.5
-3.7
-2.2
2.6
Q1
Q2
Q3
Q4
04
05
06
07
08
09

Source: Census and Statistics Department (data as of March 2010)

Office

Grade "A" office in core districts faced challenges from both the supply and demand perspectives during the year. Although no new Grade "A" office project was completed in core districts, supply in decentralised areas such as Kowloon West and Kowloon East increased by more than 1.5 million square feet.

The global financial crisis led to weakened demand. Leasing activities were principally cost-driven relocations, resulting in negative net take-up of Grade "A" office in core districts. Causeway Bay/ Wanchai recorded negative net take-up of around 422,000 square feet in the first three quarters. Leasing activities, however, picked up during the fourth quarter of 2009, with Causeway Bay/Wanchai recording a positive net take-up.

In regard to the rental of Grade "A" office space, the first three quarters of 2009 saw a cumulative decline of 30.9%, but rents recovered slightly in the fourth quarter, increasing by 1.8%.

	2009	2008
Grade "A" Office completion – core area*	–	164,420
Grade "A" Office completion – non-core area*	**1,563,650**	3,516,012
Change in Overall Grade "A" Office rent	**-29.6%**	+7.4%
Change in Causeway Bay/Wanchai Grade "A" Office rents	**-29.6%**	+13.5%

* square feet net
Source: Jones Lang LaSalle (data as of March 2010)

Retail

Overall annual retail sales for 2009 remained largely stable, with 0.6% growth as compared to the previous year. During the first three quarters of 2009, retail sales actually fell by 4.0% year-on-year in value, but reverted to positive territory for the fourth quarter, leading to overall annual growth.

In the tourism market, 2009 overall arrivals also saw a slight increase as compared to 2008. An early negative trend stemming from the global financial crisis and the outbreak of human swine influenza was reversed in the third quarter and remained positive in the fourth quarter. Visitors from Mainland China, in particular, contributed to the overall gain in arrivals in 2009. This group of visitors accounted for 60% of the total arrivals in 2009.

For the year as a whole, rents for prime street shops fell by 4.0%, while premium prime shopping centres rents remained unchanged.

	2009	2008
Retail sales by value	**+0.6%**	+10.6%
Total visitor arrivals	**+0.3%**	+4.7%
Mainland visitor arrivals	**+6.5%**	+8.9%
Change in prime street shop rents	**-4.0%**	+4.1%
Change in premium prime shopping centre rents	–	-0.3%

Source: Jones Lang LaSalle, Census and Statistics Department and Hong Kong Tourism Board (data as of March 2010)

Luxury Residential

Demand was weak for luxury residential properties from expatriates, especially from the financial sector, in the first quarter of 2009, in a period when multinational corporations reduced their headcounts. However, many major businesses have since resumed hiring and the level of rental activities have significantly improved since the second quarter of 2009.

A buoyant sales market in recent months also contributed to less supply in the rental market, thus helping to further improve rents. After decreasing by 9.6% during the first half, overall luxury rents increased 4.3% for the rest of 2009. Overall, luxury rentals decreased by 5.6% in 2009.

	2009	2008
Change in luxury residential rents	**-5.6%**	-10.2%

Source: Jones Lang LaSalle (data as of March 2010)

INVESTMENT PROPERTIES PORTFOLIO

Hysan's premium office and retail portfolios leverage Causeway Bay's unique locational advantages to provide maximum convenience and benefit to tenants, their customers and other users.

Our semi-retail office hub (principally comprising Leighton Centre and One Hysan Avenue) is valued by tenants who require personal interface with customers and appreciate Causeway Bay's central location. On the retail side, Lee Theatre Plaza is renowned for lifestyle shops and dining options, while Leighton Centre's retail podium will be rejuvenated.

Our Grade "A" office hub (principally comprising The Lee Gardens, Lee Gardens Two, Sunning Plaza and AIA Plaza) provides premium facilities with unparalleled convenience and prestige for tenants and their clients. Its corresponding Lee Gardens retail hub is home to international brands which are synonymous with sophistication and luxury.

1. THE LEE GARDENS

33 Hysan Avenue, Causeway Bay

The Lee Gardens is the Group's flagship property comprising an office tower and a high-end shopping centre. The development, close to the MTR Causeway Bay station, enjoys spectacular views of the Harbour and Happy Valley and is home to many international corporations, luxury fashion brands and renowned restaurants.



| Approx. Gross Floor Area **903,000 ft²** | Number of Floors **53** |
| Parking Spaces **200** | Completed **1997** |

2. LEE GARDENS TWO

28 Yun Ping Road, Causeway Bay

Lee Gardens Two is an office and retail complex. The complex is conveniently linked to the neighbouring The Lee Gardens and is home to many international corporations, luxury fashion brands, renowned restaurants and a children's concept floor.



| Approx. Gross Floor Area **627,000 ft²** | Number of Floors **34** |
| Parking Spaces **176** | Completed **1992** |
| Renovation of retail podium **2003** |

3. SUNNING PLAZA

10 Hysan Avenue, Causeway Bay

Designed by the renowned architect I.M. Pei, Sunning Plaza greets tenants and visitors with a spacious entrance and lift lobby. Among its retail tenants are popular food and beverage outlets, which have established the plaza as a hub for relaxation and social recreation.



| Approx. Gross Floor Area **277,000 ft²** | Number of Floors **30** |
| Parking Spaces **150** (jointly owned with Sunning Court) |
| Completed **1982** |

4. AIA PLAZA

18 Hysan Avenue, Causeway Bay

AIA Plaza is a 25-level office and retail complex at the corner of Hysan Avenue. The building boasts a bright and spacious lobby.



| Approx. Gross Floor Area **132,000 ft²*** | Number of Floors **25** |
| Completed **1989** | Renovated **2009** |

5. 111 LEIGHTON ROAD

111 Leighton Road, Causeway Bay

Located in a pleasant and quieter area in the heart of Causeway Bay, 111 Leighton Road is an ideal office location offering convenience as well as privacy. The retail shops include some trend-setting stores.



| Approx. Gross Floor Area **80,000 ft²** | Number of Floors **24** |
| Completed **1988** | Renovated **2004** |

6. LEE THEATRE PLAZA

99 Percival Street, Causeway Bay

Like its predecessor, Lee Theatre, the Lee Theatre Plaza is a Hong Kong landmark, being one of the city's best known shopping and dining complexes, housing many of the world's most famous lifestyle brands and restaurants.



| Approx. Gross Floor Area **317,000 ft²** | Number of Floors **26** |
| Completed **1994** |


N
CROSS HARBOUR TUNNEL
NORTH POINT
MID-LEVELS
CENTRAL
ABERDEEN TUNNEL
Not to scale
1
2
3
4
5
6
7
8
9
10
11

7. LEIGHTON CENTRE

77 Leighton Road, Causeway Bay

This office and retail complex enjoys close proximity to all forms of public transport. Its central location in the Causeway Bay area makes it a much sought-after address.



| Approx. Gross Floor Area **428,000 ft²*** | Number of Floors **28** |
| Parking Spaces **264** | Completed **1977** | Planned renovation **2010** |

8. ONE HYSAN AVENUE

1 Hysan Avenue, Causeway Bay

Located at the junction of three busy streets in the heart of Causeway Bay, this office and retail complex enjoys a prime location with a variety of retail facilities in the surrounding area.



| Approx. Gross Floor Area **169,000 ft²** | Number of Floors **26** |
| Completed **1976** | Renovated **2002** |

9. HENNESSY CENTRE REDEVELOPMENT

500 Hennessy Road, Causeway Bay

Hysan's future northern gateway under construction.



Artist's impression

| Estimated Total Gross Floor Area Approx. **710,000 ft²** |
| Projected Year of Completion **2011** |

10. BAMBOO GROVE

74–86 Kennedy Road, Mid-Levels

A luxury residential complex in the Mid-Levels, Bamboo Grove commands panoramic views of the harbour and the greenery of the Peak, and is well served by a multitude of public transport. In addition to superb property management services and full club-house and sports facilities, tenants also enjoy personalised resident services that help ensure a comfortable stay.



| Approx. Gross Floor Area **691,000 ft²** | Number of Units **345** |
| Parking Spaces **436** | Completed **1985** | Renovated **2002** |

11. SUNNING COURT

8 Hoi Ping Road, Causeway Bay

The Sunning Court is a unique residential tower in the dynamic Causeway Bay area. Located in a pleasant environment with tree-lined streets, and within easy reach of all forms of relaxation and entertainment in the surrounding district, the building provides maximum comfort for its tenants.



| Approx. Gross Floor Area **98,000 ft²** | Number of Units **59** |
| Parking Spaces **150** (jointly owned with Sunning Plaza) |
| Completed **1982** | Renovated **2003** |

Note: The Approximate Gross Floor Areas shown above are based on accountable gross floor area of the relevant building and rounded to the nearest 1,000 ft².

* re-calculated in accordance with latest approved building plans following material Additions & Alterations works.


Hennessy Centre
500 HENNESSY ROAD
REDEVELOPMENT


N
HENNESSY ROAD
YEE WO STREET
Hennessy Centre
LEE GARDEN ROAD
YUN PING ROAD
LEE GARDENS TWO
THE LEE GARDENS
LEE THEATRE PLAZA
HYSAN AVENUE
LEIGHTON ROAD

The building will be the future northern gateway of Hysan's portfolio in the heart of Causeway Bay, Hong Kong's most vibrant commercial district.

Hennessy Centre redevelopment project is at the forefront of international environmental standards, including pre-certification at Platinum level for the United States Green Building Council's Leadership in Energy and Environmental Design (LEED), and Hong Kong's Building Environmental Assessment Method (BEAM). For more on Hennessy Centre redevelopment's green aspirations, please refer to the accompanying Corporate Responsibility Report 2009.

710,000
SQUARE FEET OF GROSS FLOOR AREA

40
OFFICE AND RETAIL MIXED-USE FLOORS

15+
FLOORS OF RETAIL OUTLETS

2011
END OF 2011 PROJECTED COMPLETION





Operations Review

Turnover

The Group's turnover was HK$1,680 million in 2009, representing an increase of 2.6% from HK$1,638 million in 2008. The Group maintained rental income growth in its commercial properties portfolio. There was, however, a small decline in income from the residential sector which typically has a two-year lease cycle. There was negative rental reversion on residential renewals and new lettings when compared with rental levels secured in the 2007 market boom.

Profitability

Recurring Underlying Profit (the key measurement of the Group's core leasing business), which is calculated by excluding from Underlying Profit gains from disposal of long-term assets and prior years' tax provision, was HK$1,110 million, up 4.1% from HK$1,066 million in 2008. The increase principally reflected the improvement in gross profit generated from our core leasing activities.

Underlying Profit, which is calculated by excluding from Statutory Profit changes in fair value of investment properties and the related deferred tax, was HK$1,113 million, decreased by 7.3% from HK$1,201 million in 2008. This reflected smaller financial investment returns recorded during the year.

Statutory Profit, prepared in accordance with Hong Kong Financial Reporting Standards, was HK$2,716 million (2008: HK$1,594 million) mainly attributable to the higher revaluation of the Group's investment properties. At year end 2009, the independent external valuation of the Group's investment property portfolio was HK$37,363 million (2008: HK$35,850 million).

Key Performance Indicators

While many factors contributed to the results of the Group's businesses, turnover growth and occupancy rate are the key drivers used by the Group's management for assessment of the performance of our core leasing business. In addition, the management uses property expenses and such expenses as a percentage on turnover to assess cost effectiveness. The nature of these performance indicators, the way they are measured and their significance to the Group are set out below.

KEY PERFORMANCE INDICATORS

PERFORMANCE INDICATOR	HOW IT IS MEASURED	SIGNIFICANCE TO THE GROUP
Turnover Growth	– Rental revenue in 2009 compared to that in 2008	– Reflects the combined effect of changes in rental rate and occupancy rate
Occupancy Rate	– Percentage of total area leased to tenants over total lettable area of each sector	– Rental revenue and management fees are directly proportional to occupancy rate – Optimises revenue by balancing occupancy rate and rental level
Property Expenses	– Principally being direct costs associated with daily operations of the Group's property portfolio – 2009: HK$235 million (2008: HK$217 million)	– Measures the direct costs incurred in managing the Group's property portfolio
Property Expenses as a Percentage on Turnover	– Calculated by dividing property expenses by turnover – 2009: 14.0% (2008: 13.2%)	– An indication of the gross margin of our business

Business Units Review

For management purposes, the leasing activity of the Group is organised into three sectors – office, retail and residential. Each sector has a different tenant base and requires different marketing strategies. The following discusses the performance, challenges and strategies of each sector for 2009.

Turnover by Sector | **Gross Floor Area by Sector** (Excluding Property under Redevelopment) | **Properties Value by Sector**


17%
44%
39%
21%
55%
24%
15%
38%
19%
28%
Office
Retail
Residential
Property under Redevelopment

OFFICE SECTOR

Hysan's office sector recorded growth of 3.8% to HK$747 million (2008: HK$720 million[1]). While positive rental reversion continued to benefit our properties as a whole, negative rental reversion was also experienced in some transactions towards the end of the year.

Market conditions were particularly challenging during the first half of the year, which saw significant new supply of Grade "A" office space in decentralised areas coupled with a slow down in the general economy. These factors coincided with the renewal of a substantial majority of our expiring leases. While the rental levels appeared to be stabilising towards the end of the year, competition remains keen. Announced relocations to decentralised locations will also generate additional supply in Central.

We took effective actions to stabilise our occupancy. We fine-tuned the market positioning, sales channels, as well as transaction processes for our office buildings, seeking to maximise Causeway Bay's locational advantages. The sector's occupancy rate stood at 89% as at 2009 year end. On a committed basis, the occupancy rate was 91%, at the same level as at 30 June 2009 (31 December 2008: 98%).

Our premium office hub (comprising The Lee Gardens, Lee Gardens Two, Sunning Plaza and AIA Plaza) provides top quality facilities with good proximity to other business services and clients, as well as an unparalleled range of amenities. We achieved new lettings of around 100,000 square feet during the last quarter of 2009.

Over the years, we have also successfully built up a growing presence of semi-retail tenants in other parts of our portfolio. These tenants, including health and beauty operations, are businesses that require considerable personal interface with customers and value the locational advantages of Causeway Bay. This segment has proven to be more resilient during the recent economic downturn and has helped stabilise our overall portfolio.

We continued to invest to improve our assets. The renovated office lobby of AIA Plaza was well received by the market, and we shall proceed with that of Leighton Centre. We also enhanced our property services standards generally and at the same time provided better value for money from our service charges.

[1] Prior year figure has been reclassified to conform to current year presentation.



Hysan's offices combine quality facilities with proximity to other businesses as well as an excellent range of amenities.

RETAIL SECTOR

Our retail sector revenue grew 3.5% over last year to HK$648 million (2008: HK$626 million[1]). Hong Kong again saw an increase in Mainland China visitors whose spending helped support the local retail market. The Group has long believed that landlords and retailers must work closely together as partners, responding to each other's needs to create solutions that are mutually beneficial. We further stepped up our marketing efforts to support our portfolio's retail tenants in capturing the attention and spending power of Mainland Chinese shoppers.

The occupancy rate of our portfolio continued to increase and was virtually fully-let at 99% at 2009 year end (31 December 2008: 97%; 30 June 2009: 98%).

Our retail leasing team has been working diligently to create an optimal tenant mix for our retail hubs. The Lee Gardens hub (principally comprising The Lee Gardens, Lee Gardens Two, AIA Plaza and Sunning Plaza) provides "elegant and luxury" premium retail spaces for high-end brands, which now include a Cartier store in AIA Plaza, as well as other prestigious retailers that are popular with tourists and locals alike.

Moving forward, in order to maximize the potential of One Hysan Avenue and neighbouring Leighton Centre, a new fashion flagship store is to transform the former, while the latter will be revitalised.

RESIDENTIAL SECTOR

Our residential sector revenue decreased 2.4% over last year to HK$285 million (2008: HK$292 million), mainly due to negative rental reversion upon the expiration of leases signed in 2007, but was partially offset by improving occupancy starting from the second quarter of 2009.

The reduction of demand in the first quarter of 2009, due to expatriate manpower reduction following the financial upheavals, was reversed from the second quarter onwards. Both the increased leasing activities and the reduction of supply for leasing due to more sales market activities contributed to improved market environment.

We successfully strengthened our residential occupancy rate, which rebounded to 92% at 2009 year end from 85% on 30 June 2009 (2008 year end: 90%). We improved marketing channels to expand our target customer reach, and also enhanced our transaction process to take advantage of the market momentum. In general, we have striven to provide better services to create the best expatriate-orientated living environment for our tenants.

[1] Prior year figure has been reclassified to conform to current year presentation.

Financial Review

CONDENSED CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2009

	2009 HK$ million	2008 HK$ million	CHANGE HK$ million	CHANGE %
Turnover	1,680	1,638	42	+2.6
Property expenses	(235)	(217)	(18)	+8.3
Investment income	38	63	(25)	-39.7
Other gains and losses	(3)	146	(149)	n/m
Administrative expenses	(133)	(134)	1	-0.7
Finance costs	(131)	(155)	24	-15.5
Change in fair value of investment properties	1,249	(212)	1,461	n/m
Share of results of associates	768	590	178	+30.2
Taxation	(396)	(1)	(395)	n/m
Minority interests	(121)	(124)	3	-2.4
Statutory Profit	2,716	1,594	1,122	+70.4
Underlying Profit	1,113	1,201	(88)	-7.3
Recurring Underlying Profit	1,110	1,066	44	+4.1

Turnover

Turnover comprises rental income and management fee income derived from the Group's investment properties portfolio in Hong Kong and was analysed by sectors as follows:

	2009 HK$ million	2008 HK$ million	CHANGE HK$ million	CHANGE %
Office sector	747	720[1]	27	+3.8
Retail sector	648	626[1]	22	+3.5
Residential sector	285	292	(7)	-2.4
	1,680	1,638	42	+2.6

The Group maintained rental income growth in its commercial properties portfolio, while it experienced a small decline in income from the residential sector. The residential sector typically has a two-year lease cycle and there was negative rental reversion on renewals and new lettings during the year when compared with rental levels secured in the 2007 market boom. Detailed analysis of each segment is covered in "Business Units Review" set out on pages 25 and 26.

Property Expenses

Property expenses are the costs directly associated with the daily operations of our investment properties, being primarily related to utilities' costs, front-line staff wages, repairs and maintenance, government rents and rates, as well as agency fees and other revenue generation-related expenses.

The increase in property expenses by HK$18 million or 8.3% to HK$235 million (2008: HK$217 million) was mainly attributable to higher repair and maintenance costs for building refurbishment to enhance the quality of our portfolio as well as higher agency fees for incentivised schemes for agents to attract quality tenants.

n/m – not meaningful

[1] Prior year figure has been reclassified to conform to current year presentation.

Investment Income

Investment income of HK$38 million (2008: HK$63 million) mainly comprised dividend and interest income. The decrease reflected a lower interest environment in 2009 and lower dividend income derived from the Group's equity investments.

Other Gains and Losses

There was a net loss of HK$3 million (2008: net gain of HK$146 million). The present small net loss arose from mark-to-market movements of financial instruments, which are required to be reflected under the current accounting standards, whereas the 2008 net gain was mainly due to the disposals of long-term securities investments.

Administrative Expenses

Administrative expenses were broadly the same, at HK$133 million (2008: HK$134 million).

Finance Costs

In a lower interest rate environment, the Group's finance costs were reduced to HK$131 million (2008: HK$155 million). The Group's average finance costs decreased to 3.1% from 4.4% in 2008. Further discussion of the Group's financial policy, including debt and interest rate management, are set out in the "Financial Policy" section.

Change in Fair Value of Investment Properties

At 31 December 2009, the Group's investment properties were valued at HK$37,363 million (31 December 2008: HK$35,850 million) by an independent professional valuer, Knight Frank Petty Limited. Excluding capital expenditures incurred for the Group's property portfolio, fair value gain on investment properties of HK$1,249 million (2008: fair value loss of HK$212 million) was recognised in the consolidated income statement during the year.

Share of Results of Associates

The Group's share of results of associates improved by 30.2% to HK$768 million (2008: HK$590 million). This increase was mainly attributable to positive rental growth and the favourable movement in fair value of the Shanghai Grand Gateway project, of which the Group owns 24.7%.

Excluding the change in fair value of investment properties and the gain on disposal of certain car parks held by the associate, the Group's share of operating results in the Shanghai Grand Gateway project increased by 18.2% to HK$162 million (2008: HK$137 million). All the residential units as well as retail and office properties were virtually fully let at year end 2009.

Under Hong Kong Accounting Standards 40 "Investment Property", properties at Shanghai Grand Gateway have been revalued at fair value by an independent professional valuer. The Group's share of the revaluation gain, net of the corresponding deferred tax thereon, of the associate amounted to HK$606 million (2008: HK$412 million).

Taxation

Taxation for the year increased by HK$395 million to HK$396 million (2008: HK$1 million) mainly due to the addition in deferred tax provision arising from the revaluation of investment properties.


GARDENS
Cartier



Causeway Bay's unparalleled locational advantages, coupled with Hysan's renowned facilities and service, ensure our hub remains a choice destination for work and play, day or night.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT 31 DECEMBER 2009	2009 HK$ million	2008 HK$ million	CHANGE HK$ million	CHANGE %
Investment properties	37,363	35,850	1,513	+4.2
Available-for-sale investments	1,002	1,022	(20)	-2.0
Interests in associates	2,886	2,340	546	+23.3
Held-to-maturity debt securities	-	700	(700)	n/a
Time deposits, cash and bank balances	1,984	1,015	969	+95.5
Other assets	613	609	4	+0.7
Total assets	43,848	41,536	2,312	+5.6
Borrowings	3,891	3,751	140	+3.7
Taxation				
– current	45	351	(306)	-87.2
– deferred	3,881	3,648	233	+6.4
Other liabilities	1,077	1,076	1	+0.1
Total liabilities	8,894	8,826	68	+0.8
Net Assets	34,954	32,710	2,244	+6.9
Shareholders' funds	33,668	31,469	2,199	+7.0
Minority interests	1,286	1,241	45	+3.6
Total Equity	34,954	32,710	2,244	+6.9
Adjusted Shareholders' Funds	37,057	34,660	2,397	+6.9

Investment Properties

The Group's investment properties were revalued at HK$37,363 million (2008: HK$35,850 million).

Available-for-Sale Investments

Available-for-sale investments principally comprised equity securities listed in Hong Kong. In 2009, the Group disposed of certain equity securities at a net gain of HK$3 million. With regard to the remaining available-for-sale investments portfolio, the Group will continue to hold them as long-term investments. Total return for the year from the remaining securities portfolio including both dividend income and capital value growth, was 6.2%. Total fair value of our listed securities portfolio as at 31 December 2009 was HK$997 million.

Interests in Associates

Interests in associates increased by HK$546 million to HK$2,886 million. This mainly represented the Group's share of operating results, change in fair values of investment properties as well as exchange gain on translation for the Shanghai Grand Gateway projects during the year.

Held-to-Maturity Debt Securities, Time Deposits, Cash and Bank Balances

At the end of 2008, the Group placed cash of HK$700 million in short-term government bills and notes to preserve the Group's liquidity during the global financial markets turmoil. In 2009, with the stress on the banking industry slowly subsiding, funds were placed as time deposits and bank balances in banks with strong credit ratings. This led to the increase in the Group's time deposits, cash and bank balances from HK$1,015 million at year end 2008 to HK$1,984 million at year end 2009. Further discussion of the Group's liquidity management is set out in the "Financial Policy" section.

n/a – not applicable

Borrowings

The carrying amount of the Group's borrowings was HK$3,891 million at year end 2009 (2008: HK$3,751 million). HK$550 million five-year floating rate notes matured and HK$70 million bank loan were repaid in the year. To maintain our prudent liquidity position and to enjoy the lower interest rate environment, a total of HK$799 million was drawn down from both the Medium Term Notes Programme and banking facilities during the year. The Group entered into hedging transactions to hedge interest rate and foreign exchange exposures, which reduced the average finance cost of the Group's total borrowings.

Taxation

Provision for current tax decreased to HK$45 million at year end 2009 (2008: HK$351 million), which was principally due to the settlement of a prior-year tax dispute. As disclosed in the annual reports published in previous years, the Group had been in dispute for a considerable period of time with the Hong Kong Inland Revenue Department (the "IRD") on interest deductions made in years of assessment dating back to 1995/1996. Taking into consideration professional advice and recent developments, the Group entered into a settlement with the IRD. Total claim amount of HK$450 million, which was fully provided at 31 December 2008, was settled during the year by cash payment of HK$268 million and tax reserve certificates of HK$182 million already purchased in prior years.

Provision for deferred tax increased by HK$233 million to HK$3,881 million at year end 2009 (2008: HK$3,648 million) due to the additional provision for the revaluation gain on the Group's investment properties.

Shareholders' Funds

Shareholders' funds increased by 7.0% from HK$31,469 million at year end 2008 to HK$33,668 million at year end 2009. This was mainly attributable to the increase in valuation of the Group's investment properties and the profits generated from the Group's core leasing activities. Adjusted shareholders' funds also rose by 6.9% to HK$37,057 million at year end 2009 (2008: HK$34,660 million).

Minority Interests

The increase of HK$45 million in minority interests to HK$1,286 million (2008: HK$1,241 million) was attributable to profit contribution as well as revaluation surplus from Lee Gardens Two.


TOURIST S

Stepped-up marketing efforts and customer services entice Mainland Chinese tourists to our retail portfolio.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 31 DECEMBER 2009	2009 HK$ million	2008 HK$ million	CHANGE HK$ million	CHANGE %
Operating activities				
Cash generated from operations	**1,349**	1,362	(13)	-1.0
Net tax paid	**(469)**	(183)	(286)	+156.3
	880	1,179	(299)	-25.4
Investing activities				
Payments in respect of investment properties	**(242)**	(345)	103	-29.9
Disposals of available-for-sale investments	**44**	272	(228)	-83.8
(Placement) proceeds upon maturity of principal-protected deposits	**(72)**	78	(150)	n/m
Interest and dividends received	**35**	60	(25)	-41.7
Receipts from overseas projects	**221**	6	215	n/m
Purchase of property, plant and equipment	**(8)**	(5)	(3)	+60.0
Increase in time deposits with original maturity over three months	**(1,551)**	–	(1,551)	n/a
	(1,573)	66	(1,639)	n/m
Financing activities				
Dividends paid	**(642)**	(641)	(1)	+0.2
Finance costs	**(127)**	(140)	13	-9.3
New borrowings	**799**	765	34	+4.4
Repayment of borrowings	**(620)**	–	(620)	n/a
Proceeds on exercise of share options	**1**	2	(1)	-50.0
	(589)	(14)	(575)	n/m
Net (decrease) increase in cash and cash equivalents	**(1,282)**	1,231	(2,513)	n/m

Operating Activities

Cash flows from operating activities decreased by HK$299 million as compared with last year, mainly due to the settlement of the prior-year tax dispute by cash payment of HK$268 million in the current year.

Investing Activities

The Group placed cash as time deposits in banks with strong credit ratings. A majority of these time deposits had original maturity periods for over three months but not exceeding one year. These investments were counted as the Group's investing activities in the consolidated statement of cash flows. As a result, the cash used in investing activities increased considerably by HK$1,639 million as compared with last year.

Financing Activities

Cash used in financing activities increased by HK$575 million as compared with last year, mainly due to the repayment of a HK$70 million bank loan and HK$550 million five-year floating rate notes maturing during the year. There were no other material changes in use of cash for the Group's financing activities.

n/a – not applicable
n/m – not meaningful


TAXI

Strong teamwork across-the-board is a core contributor to the Group's customer focus and continuous success.

Beyond Financial Statements

Contingent Liabilities

The Group has underwritten cash calls by its associates to finance working capital requirements. Based on currently available information, management does not anticipate any major call for cash contributions in the foreseeable future.

Capital Expenditure and Management

The Group is committed to enhancing the asset value of its investment property portfolio through selective refurbishment, repositioning and redevelopment. The Group also has in place a portfolio-wide whole-life cycle maintenance programme as part of its ongoing strategy to pro-actively implement preventive maintenance activities.

Total cash outlay of capital expenditure (excluding purchase of plant and equipment) during the review year was HK$242 million. The graph on the right illustrates capital expenditure patterns during the last five years.

The Group has an internal control system for scrutinising capital expenditures. Detailed analysis of expected risks and returns is submitted to business unit heads, Executive Directors or the Board for consideration and approval, depending on strategic importance, cost/benefit and the size of the projects. The criteria for assessment of financial feasibility are generally based on net present value, pay back period and internal rate of return from projected cash flow.

Capital Expenditure
HK$ million


400
320
240
160
80
0
370
81
125
345
242
05
06
07
08
09

At year end, the Group had HK$2,250 million undrawn committed bank facilities. These facilities, together with the Medium Term Notes Programme, available-for-sale investments and positive cash flows from local and overseas operations, provide adequate financial resources to fund the level of planned capital expenditure, including the Hennessy Centre redevelopment project.

Hennessy Centre Redevelopment

The Hennessy Centre (at 500 Hennessy Road) redevelopment project remains on schedule to be completed at the end of 2011. Substructure and the tower foundation works have been completed. Lifts and major building services sub-contracts have been awarded. Basement construction has commenced and is expected to be completed by June 2010. The 36-storey mixed–use office and retail building, with four additional levels of basement, will have a gross floor area of approximately 710,000 square feet. This future northern gateway to Hysan's community in Causeway Bay is the first Hong Kong building pre-certified at the highest Platinum level for the United States Green Building Council's Leadership in Energy and Environmental Design (LEED) standard. The project is also pre-certified for the top Platinum level in Hong Kong's Building Environmental Assessment Method (BEAM).

Financial Policy

Market Highlight

The world economy was at a crossroads in 2009. The unprecedented uncertainty continued to undermine the financial markets at the beginning of the year. In the second half of 2009, the global economy improved mainly due to massive fiscal stimulus programmes and the relaxed monetary policies of various governments which helped to stabilise the global financial and credit markets. Under such market condition, the Group will continue to focus on liquidity and interest rate risk management in 2010.

Objectives

We adhere to a policy of financial prudence. Our objectives are to:

- maintain a strong financial position by actively managing debt level and cash flow
- secure diversified funding sources from both banks and capital markets
- minimise refinancing and liquidity risks by attaining healthy debt repayment capacity, diversified maturity profile, and availability of banking facilities with minimum collateral on debt
- manage the exposures arising from adverse market movements in interest rates and foreign exchange through appropriate hedging strategies
- monitor counter-party risks by imposing proper counter-party limits and reduce financial investment risks by holding quality marketable securities

KEY PERFORMANCE INDICATORS

PERFORMANCE INDICATOR	HOW IT IS MEASURED	SIGNIFICANCE TO THE GROUP
Average Finance Costs	– Interest expenses divided by average gross debt for the year – 2009: 3.1% (2008: 4.4%)	– Our treasury aims to manage and optimise finance costs – HIBOR was generally lower in 2009 compared with 2008
Bank Facilities: Capital Market Issuance	– The proportion of the borrowings from banks and from capital market relative to the gross debt – 2009: 37.2% : 62.8% (2008: 24.9% : 75.1%)	– As a measure of diversification of funding sources – More bank loans were drawn to replenish matured borrowings in the year to achieve a more balanced ratio
Average Debt Maturity	– The weighted average of remaining maturity period of the Group's gross debt – 2009: 3.4 years (2008: 3.9 years)	– An indicator of the pressure for refinancing or repaying the existing borrowings in the near term – The average maturity was slightly shortened
Floating Rate Debt (% on Total Debt)	– Debt effectively in floating interest rate divided by gross debt – 2009: 64.9% (2008: 59.5%)	– A measure to calculate the percentage of borrowings subject to fluctuation in market interest rates – A higher ratio allowed the Group to benefit from the low interest rate environment

KEY PERFORMANCE INDICATORS		
PERFORMANCE INDICATOR	HOW IT IS MEASURED	SIGNIFICANCE TO THE GROUP
Net Interest Coverage	– Gross profit less administrative expenses before depreciation divided by net interest expenses – 2009: 11.7 times (2008: 10.2 times)	– It represents the Group's financial strength from operating activities to meet its interest payment obligations – Improved ratio reflects our stable profit against lower interest expenses
Net Debt to Equity	– Borrowings less short-term investments, time deposits, cash and bank balances divided by adjusted shareholders' funds – 2009: 5.1% (2008: 5.9%)	– A benchmark as to the healthy debt level as well as an indicator of the Group's ability to raise further debt – The ratio remains low and the Group's ability to raise further debt remains strong

CREDIT RATINGS		
Moody's Standard and Poor's	– 2009: Baa1 (2008: Baa1) – 2009: BBB (2008: BBB)	– Investment-grade ratings unchanged

Hysan's Treasury policy manual lays down the acceptable range of operational parameters and gives guidance on the above areas in order to achieve the objective of financial prudence.

Treasury has an overall objective of optimisation of borrowing costs and management of associated risks: that is to minimise the finance costs subject to the constraints of the operational parameters. The cost of financing was 3.1% for 2009.

Debt Management

Credit markets in Hong Kong remained tight for the first quarter of 2009. Liquidity improved afterwards when the financial markets stabilised and credit spreads normalised as banks started to lend to selected companies with strong credits. At the same time, capital markets also became more active as the risk appetite of investors returned.

As we had completed the majority refinancing of debts in 2008, we experienced little pressure to refinance during the year. To maintain our prudent liquidity position, we concluded a new bilateral bank loan of US$25.6 million and issued HK$200 million of notes from the Medium Term Notes Programme during the year.

The graph on the right shows the strong financial strength of the Group in meeting the interest payment obligations and to raise further debts if necessary.

The Group always strives to lower the borrowing margin, to diversify the funding sources and to maintain a suitable maturity profile relative to the overall use of funds. As at 31 December 2009, the outstanding gross debt of the Group was HK$3,889 million, an increase of HK$191 million compared to 2008. All the outstanding borrowings are on an unsecured basis.

Net Interest Coverage and Net Debt to Equity at Year End



%
12.0
9.6
7.2
4.8
2.4
0
10.7%
7.9%
6.9%
5.9%
5.1%
4.6x
6.9x
7.8x
10.2x
11.7x
05
06
07
08
09
Net Debt to Equity
Net Interest Coverage (times)

In order to diversify the funding sources, the Group has established long-term relationships with a number of local and overseas banks. Nine local and overseas banks have provided bilateral banking facilities to the Group and such bank borrowings accounted for about 37.2% of the Group's outstanding gross debt. Notes issued from the Medium Term Notes Programme serve as an important source of funding for the Group. The Programme allows the Group to access a broad investor base in both the local and international debt capital markets. These markets are more flexible with respect to the longer-tenor debts. As at the end of 2009, about 62.8% of the Group's outstanding gross debts were sourced from the debt capital markets through the Programme.

The graph on the right shows the percentages of total outstanding gross debts sourced from banks and the debt capital markets in the past five years.

The Group also strives to maintain an appropriate maturity profile. The average maturity of the debt portfolio was about 3.4 years. As at 31 December 2009, about HK$1,050 million or 27.0% of the outstanding debts will be due in less than two years. There will not be significant refinancing pressure on the Group in the near term, especially taking into account the level of cash and the undrawn committed facilities available to the Group. Hysan will continue to monitor the financial market closely to identify the appropriate time to secure borrowings to pre-finance maturing debts.

The debt maturity profile of the Group at 2008 and 2009 year end is shown in the graph on the right.

Liquidity Management

The Group always places great emphasis on liquidity management. Benefiting from the strong recurring cash flows from its business, the Group was in a favourable position to withstand the liquidity crunch in early 2009. In the first half of 2009, when counterparty risk mounted as the banking industry experienced stress, the Group increased its holding of short-term government bills and notes issued by the Hong Kong Monetary Authority and US Treasury to preserve both liquidity and security.

As at 31 December 2009, the Group had funds placed as cash and bank deposits totalling HK$1,984 million (2008: HK$1,015 million). All the deposits are placed with banks with strong credit ratings and the counterparty risk is monitored on a regular basis. Additional liquidity reserve is maintained in the form of highly liquid securities listed on The Stock Exchange of Hong Kong Limited. The market value of these securities amounted to HK$997 million at the end of 2009 (2008: HK$982 million).

Further liquidity, if needed, is available from the undrawn committed facilities offered by the Group's relationship banks. These facilities, which amounted to HK$2,250 million at 31 December 2009, essentially allow the Group to obtain additional liquidity as the needs arise.

Sources of Financing at Year End
HK$ million


5,000
4,000
3,000
2,000
1,000
0
53.0%
47.0%
75.3%
24.7%
75.3%
24.7%
75.1%
24.9%
62.8%
37.2%
05
06
07
08
09
Capital Market Issuances
Bilateral Bank Loans

Debt Maturing Pofile at 2008 and 2009 Year End
HK$ million


4,000
3,200
2,400
1,600
800
0
3,698
808
2,270
70
550
3,889
821
2,018
650
400
08
09
Maturing in not exceeding one year
Maturing in more than one year but not exceeding two years
Maturing in more than two years but not exceeding five years
Maturing in more than five years



To offer optimal services, our colleagues collaborate to provide solutions.

Interest Rate Management

Interest expenses account for a significant proportion of the Group's total expenses and warrant close monitoring. Appropriate hedging strategies are adopted to manage exposure to projected movements in interest rate.

In tandem with the low Fed Fund target rate and ample liquidity in the interbank market of Hong Kong, the 3-month Hong Kong Inter-bank Offered Rate ("HIBOR") hovered at a historical low level in 2009. As at 31 December 2009, 3-month HIBOR was fixed at 0.14%. The benefit of a low interest rate, however, was partly offset by the widened credit spreads in the credit market.

As at 31 December 2009, about 64.9% of the Group's debts were at floating rates that can reap the full benefit of the lower interest rate environment. As a result, the Group's average cost of financing lowered from 4.4% in 2008 to 3.1% in 2009.

The diagram on the right shows the Group's debt levels and average finance costs in the past five years.

Debt Levels and Average Finance Costs
HK$ million


6,000
4,800
3,600
2,400
1,200
0
6.0%
4.8%
3.6%
2.4%
1.2%
0.0%
3.6%
4.9%
5.6%
4.4%
3.1%
1,905
05
06
07
08
09
Year End Gross Debt
Year End Net Debt
(Gross debt less short-term investments, time deposits, cash and bank balances)
Average Finance Costs

Foreign Exchange Management

The Group aims to have minimal mismatches in currency and does not speculate in currency movements. With the exception of the US$182 million 10-year notes and the US$51 million bank loans, which have been hedged by appropriate hedging instruments, all of the Group's other borrowings were denominated in Hong Kong dollars. On the investment side, US$31 million of deposits were denominated in US dollars and the investments have also been fully hedged against foreign exchange exposure. Other foreign exchange exposure mainly relates to investments in the overseas project in Shanghai. These foreign exchange exposures amounted to the equivalent of HK$2,886 million or 6.6% of the total assets.

Use of Derivatives

As at 31 December 2009, all outstanding derivatives were related to the hedging of interest rate and foreign exchange exposures. Strict internal guidelines have been established to ensure derivatives are used mainly to manage volatilities or adjust the appropriate risk profile of the Group's treasury assets and liabilities.

Before entering into any hedging transaction, the Group will ensure that its counterparty possesses strong investment-grade ratings to control credit risk. As part of our risk management, a limit on maximum risk-adjusted credit exposure is assigned to each counterparty which reflects the credit quality of the counterparty.

INTERNAL CONTROLS AND RISK MANAGEMENT

Responsibility

Our Board of Directors has the overall responsibility to ensure that sound and effective internal controls are maintained, while management is charged with the responsibility to design and implement an internal controls system to manage risks. A sound system of internal controls is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable but not absolute assurance.



Risk Assessment
Identify and analyse risks to achievement of corporate objectives
Determine impact of such identified risks on the achievement of corporate objectives
Determine how each of the other internal controls components, both separately and together, mitigate such risks
Specify Corporate Objectives
Continuous Improvement
Hysan's internal controls system:
• is designed to ensure corporate objectives are achieved
• has five components that work together
Examine opportunities for improvement in control effectiveness and efficiency
Control Environment
• Strong tradition of emphasising good corporate governance
• Human resources policies
Determine Effectiveness
Refine corporate objectives based on changes potentially impacting the business
Monitoring
• Independent review by Independent Advisor in 2006
• Internal audit function
Information and Communication
Implement and operate information and communication to support internal controls
Control Activities
• Documented key control policies and processes
• Annual review update of risks registers by department heads

Hysan's Internal Controls Model

Our internal controls model is based on that set down by the Committee of Sponsoring Organisations of the U.S. Treadway Commission ("COSO"), and has five components, namely Control Environment; Risk Assessment; Control Activities; Information and Communication; and Monitoring. In developing our internal controls model based on the COSO principles, we have taken into consideration our organisational structure and the nature of our business activities:

- Control Environment – this is very important as it sets the tone for internal controls in a company. Hysan is a tightly-knit organisation with around 500 staff members. The actions of management and its demonstrated commitment to effective governance and control are therefore very transparent to all. We have a strong tradition of good corporate governance and a corporate culture based on good business ethics and accountability. We have in place a formal Code of Ethics that is communicated to all staff (including new recruits). Our "whistle-blowing" system is monitored by an independent third party service provider with direct reporting to the Audit Committee Chairman. We aim to build risk awareness and control responsibility into our culture and regard them as the foundation of our internal controls system.

- Control Activities – our core property leasing and management business involves well-established business processes. Control Activities have traditionally been built on senior management reviews, segregation of duties and physical controls. Nonetheless, we recognise that an appropriate level of further formalisation commensurate with the complexity of business processes is beneficial to the continual development of the Group. Over the past few years, we have been pursuing this goal in line with a general desire to move towards a management style based on systematic and structured control principles.

  Currently, the key features of our system of internal control include:
  - Strategic and business planning: each business unit produces and obtains Board approval on a business plan each year, against which its performance is regularly monitored. Targets for a wide variety of key performance indicators are set.
  - Investment appraisal: capital projects are reviewed in detail and approved by Executive Directors, Chief Executive Officer, or the Board where appropriate, in accordance with delegated authority limits.
  - Financial monitoring: profitability, cash flow and capital expenditure are closely monitored and key financial information is reported to the Board on a regular basis, including explanations of variances between actual and budgeted performance.
  - Systems of control procedures and delegated authorities: there are clearly defined guidelines and approval limits for capital and operating expenditure and other key business transactions and decisions.
  - During the transitional period between the unexpected passing of the late Chairman and Acting Chief Executive Officer and the appointment of the new Chief Executive Officer, Chief-executive authorities were delegated to management, with the aim of balancing controls and operational efficiency. Segregation of duties was observed. Lower financial limits were imposed where appropriate. Delegation was principally sought for operational matters only. There was periodic reporting to both the Acting Chairman and Special Board Committee.

- Risk management: we have an ongoing process to identify, evaluate and manage the risks faced by the Group. We rate each risk in terms of probability of occurrence and potential impact on performance, and we identify mitigating actions, control effectiveness and management responsibility. Our approach is supported by an oversight structure under the Audit Committee and the Board.

Risk Management Process

Annual assessments: department heads review and update the relevant risks registers once a year, providing assurances that controls are both embedded and effective within the business.

Internal audit: responsible for reviewing and testing key business processes and controls in accordance with its audit plan, including following up the implementation of management actions and reporting any overdue actions to the Audit Committee. The Head of Internal Audit reports to the Chief Executive Officer and has direct access to the Audit Committee Chairman.

2009 Review of Internal Controls Effectiveness

The Board is responsible for the Group's system of internal controls and for reviewing its effectiveness. Internal Audit reports on reviews of the business processes and activities, including action plans to address any identified control weaknesses. Management assesses and presents to the Audit Committee its own assessments of the strengths and weaknesses of the overall internal controls systems, with action plans to address the weaknesses. External auditors also report on any control issues identified in the course of their work. Taking these into consideration, the Audit Committee reviews the effectiveness of the Group's system of internal controls at least once each year and reports to the Board on such reviews.

In respect of the year ended 31 December 2009, the Board considered the internal controls system effective and adequate. No significant areas of concern that might affect the operational, financial reporting, and compliance functions of the Group were identified. The scope of this review covers the adequacy of resources, qualification/experience of staff of the Group's accounting and financial reporting function and their training and budget.

Way Forward

We recognise that the strengthening of internal controls is a continuing process. We shall continually review our business processes and control activities accordingly.

Hysan's path to success is built on our strong teamwork and people leadership. As at 31 December 2009, we employed a total of 487 staff, including the head office management team and front-line building management team.

A high standard of business ethics and deep respect for each individual staff member are amongst the Group's most cherished core values. They help to create an enabling working environment that assists in the realisation of our employees' full potential. This supportive culture is very much appreciated. Our commitment to forming long-term partnerships with employees proved most rewarding in 2009, when the Group faced challenges both externally and internally. By dealing with these issues as a team, the Group overcame all the obstacles and was ready to take our products and services to the next level.

Teamwork – Towards a common goal of creating success

We focus on building a winning team to achieve the Group's business objectives.

A clear goal-setting process is in place to cascade company goals into individual ones and to recognise each individual's contribution to our business success. Employee participation is highly valued in the whole goal-setting process, which mobilises team commitment to achieve common goals. We continuously engage in the progress of the business by holding regular company meetings and establishing communication channels to share on-going team success and learning.

These activities include staff briefing sessions for our results announcements. "Marvellous Hysan" also updates colleagues regularly on Hysan's achievements electronically. In a highly encouraging working environment, the whole team is motivated to work together to achieve that extra mile to success.

Recently, we held an off-site Company Day for all Head Office staff. Our Chairman, Sir David AKERS-JONES, kicked off the day with an engaging speech on Hysan's values and guiding principles. This was followed by presentations from other senior management members on the coming year's objectives. The afternoon session was a team building session in which participants experienced the significance of cooperation and teamwork through games and projects.



Our Chairman highlighted Hysan's guiding principles to staff at the Company Day, when our tightly-knit team shared and bonded.


What is Hysan?


2009



Post-annual results communications keep colleagues abreast of the Group's latest development.

Building our talent pool – People development

To develop our employees to their fullest potential, we are committed to providing a motivating working environment that fosters personal leadership, empowerment, creativity and open communication.

While we believe staff members should take the initiative to upgrade their own competencies, we also understand management can help by providing opportunities to broaden staff's capabilities. We constantly explore various development opportunities to help our employees recognise their strengths and development areas and to pursue career paths that match aspirations. We assist our employees to identify competency gaps and, through training needs analysis, define those areas ripe for development. Personal growth opportunities include in-house training, field visits, job assignments and sponsorship for external trainings. Cross-functional teams and task forces are also set up for special projects to maximise employees' exposure to different business experiences and knowledge, thus enhancing skills for all members of the team.

Our human resources policies of "promotion from within" and "inter-departmental transfer" facilitate the all-round development and advancement of our employees.

The Way Ahead

As stated in our 2010 company slogan "Together we can take the lead", collaborative teamwork and people development will continue to be our major focus and platform to support the Group's growth plan. We will continue to review and enhance the quality of our internal training curriculum, as well as support external development opportunities financially and otherwise. We shall develop human resources programmes to recognise successful teamwork behaviour among employees. All these will contribute towards developing the next generation of leaders at Hysan.


LEE GARDENS
life of circle

Hysan's "Governance" introduces our board members and the senior management team. It also showcases the Group's ingrained corporate governance culture and systems, which have been developed and honed over the years.

3

GOVERNANCE

BOARD OF DIRECTORS AND SENIOR MANAGEMENT

STRUCTURE


THE BOARD
Audit Committee
Emoluments Review Committee
Nomination Committee
Investment Committee
CHAIRMAN
CHIEF EXECUTIVE OFFICER
Finance
Corporate Services
Property Investment
Property Services
Property Development



Independent non-executive Chairman
Sir David AKERS-JONES G.B.M., K.B.E., C.M.G., J.P. *(chairing E, N)*
Sir David AKERS-JONES is chairman of GAM Hong Kong Limited, deputy chairman of CNT Group Limited and a non-executive director of China Everbright International Limited and K. Wah International Holdings Limited. He is also a chairman and member of various voluntary organisations. He received his Master of Arts Degree at Oxford University. He was formerly the Chief Secretary of Hong Kong. He was appointed a Director in 1989, became the Deputy Chairman in 2001 and became Independent non-executive Chairman in January 2010. He is aged 82.



Chief Executive Officer
Gerry Lui Fai YIM
Mr. Yim leads the management team and is responsible for the entire Group's business and development. Prior to joining Hysan, he was Managing Director (for the Americas, Middle East and Africa) of the ports division of a conglomerate and has held senior positions in general management, finance, and investment banking at major organisations in Hong Kong. Mr. Yim holds a Bachelor's degree in Economics from the University of Leeds, United Kingdom. He is a member of the Institute of Chartered Accountants in England and Wales and the Hong Kong Institute of Certified Public Accountants. He was appointed Executive Director in December 2009 and Chief Executive Officer in March 2010. He is aged 50.



Independent non-executive Director
Nicholas Charles ALLEN *(chairing A)*
Mr. Allen is an independent non-executive director of CLP Holdings Limited and Lenovo Group Limited. He has extensive experience in accounting and auditing and was a partner of PricewaterhouseCoopers (PwC) from 1988 until his retirement in June 2007. His other appointments in Hong Kong prior to his retirement from PwC included: Member of the Securities & Futures Appeal Panel; Member of the Takeovers & Merger Panel; Member of the Takeovers Appeal Committee; Member of the Share Registrars' Disciplinary Committee and Member of the Disciplinary Panel of the Hong Kong Institute of Certified Public Accountants. Mr. Allen holds a Bachelor of Arts degree in Economics/Social Studies from Manchester University, United Kingdom. He is a Fellow of the Institute of Chartered Accountants in England and Wales and a member of the Hong Kong Institute of Certified Public Accountants. He was appointed an Independent non-executive Director in November 2009 and is aged 54.



Independent non-executive Director
Philip Yan Hok FAN
Mr. Fan is a non-executive director of China Everbright International Limited and an independent non-executive director of HKC (Holdings) Limited. Mr. Fan holds a Bachelor's Degree in Industrial Engineering and a Master's Degree in Operations Research from Stanford University, as well as a Master's Degree in Management Science from Massachusetts Institute of Technology. He was appointed Independent non-executive Director in January 2010. He is aged 60.



Independent non-executive Director
Fa-kuang HU G.B.S., C.B.E., J.P. *(E)*
Mr. Hu is Honorary Chairman of Ryoden Development Limited. He was an independent non-executive director of i-CABLE Communications Limited and retired effective from the conclusion of its annual general meeting held on 17 May 2007. He holds a Bachelor of Science Degree from Shanghai Jiao Tong University. He was appointed a Non-executive Director in 1979 and re-designated as Independent non-executive Director in 2008. He is aged 86.



Independent non-executive Director
Joseph Chung Yin POON
Mr. Poon is Group Managing Director of a private company and an independent non-executive director of AAC Acoustic Technologies Holdings Inc. He was formerly managing director and deputy chief executive of Hang Seng Bank Limited and had held senior management posts in HSBC Group and a number of international renowned financial institutions. Mr. Poon is a member of the Board of Inland Revenue of Hong Kong Special Administrative Region and the Environment and Conservation Fund Investment Committee, also a committee member of the Chinese General Chamber of Commerce. He was the former chairman of Hang Seng Index Advisory Committee, Hang Seng Indexes Company Limited. Mr. Poon holds a Bachelor of Commerce degree from the University of Western Australia, is a member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in Australia. He was appointed Independent non-executive Director in January 2010. He is aged 55.



Independent non-executive Director
Dr. Geoffrey Meou-tsen YEH S.B.S., M.B.E., J.P., D.C.S., M.Sc., F.C.I.O.B., F.Inst.D. *(A, E, N)*
Dr. Yeh is former Chairman of Hsin Chong Construction Group Ltd. He was an independent non-executive director of China Travel International Investment Hong Kong Limited until 14 July 2007. He holds a Bachelor of Science Degree from University of Illinois and a Master of Science Degree from Harvard University. Dr. Yeh was appointed a Non-executive Director in 1979 and as Independent non-executive Director in 2001. He is aged 78.



Non-executive Director
Hans Michael JEBSEN B.B.S. *(I)*
Mr. Jebsen is Chairman of Jebsen and Company Limited as well as a director of other Jebsen Group companies worldwide. He is also an independent non-executive director of The Wharf (Holdings) Limited. He was appointed a Non-executive Director in 1994 and is aged 53.



Non-executive Director
Anthony Hsien Pin LEE *(chairing I)*
Mr. Lee is a director and substantial shareholder of the Australian-listed Beyond International Limited, principally engaged in television programme production and international sales of television programmes and feature films. He is also an alternate director of Television Broadcasts Limited. He received a Bachelor of Arts Degree from Princeton University and a Master of Business Administration Degree from The Chinese University of Hong Kong. Mr. Lee is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited, a substantial shareholder of the Company. He was appointed a Non-executive Director in 1994 and is aged 52.



Non-executive Director
Chien LEE *(A)*
Mr. Lee is a private investor and a non-executive director of Swire Pacific Limited and Television Broadcasts Limited and a number of private companies. He is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited, a substantial shareholder of the Company. Mr. Lee received a Bachelor of Science Degree in Mathematical Science, a Master of Science Degree in Operations Research and a Master of Business Administration Degree from Stanford University. Mr. Lee was appointed a Non-executive Director in 1988 and is aged 56.



Non-executive Director
Michael Tze Hau LEE
Mr. Lee is currently the managing director of MAP Capital Limited, an investment management company. He is also an independent non-executive director of Hong Kong Exchanges and Clearing Limited, Chen Hsong Holdings Limited, Tai Ping Carpets International Limited, Trinity Limited; and a Steward of Hong Kong Jockey Club. Mr. Lee was a member of the Main Board and Growth Enterprise Market Listing Committees of The Stock Exchange of Hong Kong Limited. Mr. Lee is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited, a substantial shareholder of the Company. He joined the Board in January 2010 having previously served as a Director from 1990 to 2007. Mr. Lee received his Bachelor of Arts Degree from Bowdoin College and his Master of Business Administration Degree from Boston University. He is aged 48.



Non-executive Director
Dr. Deanna Ruth Tak Yung RUDGARD O.B.E.
Dr. Rudgard received a Master of Arts Degree, Bachelor of Medicine and of Surgery Degree from Oxford University. She is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited, a substantial shareholder of the Company. She was appointed a Non-executive Director in 1993 and is aged 70.



Executive Director and Company Secretary
Wendy Wen Yee YUNG
Ms. Yung joined the Group in 1999 and was appointed Executive Director in 2008. She is responsible for the Group's office and residential leasing, as well as property management activities. In addition, she advises the Board on corporate governance systems and developments generally. Ms. Yung holds a Master of Arts degree from Oxford University, United Kingdom and is qualified as a solicitor of the Supreme Court of England and Wales as well as High Court of Hong Kong. She was a partner of an international law firm prior to joining the Group. Ms. Yung is also qualified as a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants, and sits on the Institute's Professional Accountants in Business Leadership Panel. She is aged 48.

(A) Audit Committee
(E) Emoluments Review Committee
(N) Nomination Committee
(I) Investment Committee



Senior management team and advisor to the Board (from left to right): Jimmy Yiu Cho MAK, Lai Kiu CHAN, Wendy Wen Yee YUNG, Gerry Lui Fai YIM, Cissy Ching Sze CHAN, Roger Shu Yan HAO, Peter Hoo Tim LEE

Director, Retail Portfolio and Marketing
Cissy Ching Sze CHAN
Ms. Chan is responsible for the Group's retail portfolio and related marketing activities. She joined the Group in 2008. Ms. Chan received a Master of Business Administration Degree from the Chinese University of Hong Kong and a Bachelor of Social Science Degree from the University of Hong Kong. She gained substantial general management experience in multinational companies while holding senior positions, with particular expertise in sales and marketing. She is aged 44.

Director, Design and Project
Lai Kiu CHAN
Ms. Chan oversees the Group's design and project affairs. She joined the Group in 2008. Ms. Chan holds a Doctor of Philosophy Degree in Architecture from the University of Hong Kong. She qualified as a PRC Class 1 Registered Architect, is a Registered Architect of Architects Registration Board of Hong Kong, and is also an Authorised Person (Architect) in Hong Kong. Ms. Chan has received various international and local awards for architectural designs. She is aged 47.

Group Financial Controller
Roger Shu Yan HAO
Mr. Hao is responsible for the Group's financial control and information technology function. He joined the Group in 2008. Mr. Hao received a Bachelor's Degree in Business Administration from the Chinese University of Hong Kong, and is a Chartered Accountant with the Institute of Chartered Accountants in England and Wales, a Fellow of the Association of Chartered Certified Accountants and an Associate of the Hong Kong Institute of Certified Public Accountants. Mr. Hao accumulated extensive experience in auditing, financial management and control, while holding senior positions in multinational corporations. He is aged 44.

General Manager, Property Services
Jimmy Yiu Cho MAK
Mr. Mak, who joined the Group in 2009, oversees the Group's property management services. He holds a Master of Business Administration Degree from The Open University of Hong Kong. He is a Fellow of Chartered Institute of Housing and Hong Kong Institute of Housing. Having been in senior management positions in a number of property companies, Mr. Mak brings to the Group extensive experience in enhancement of property management services in commercial as well as luxury residential properties. He is aged 51.

Advisor to the Board
Peter Hoo Tim LEE
Mr. Lee has over 35 years of experience in the property field covering a spectrum of activities spanning property leasing and new developments in Hong Kong, as well as other parts of Asia. He is a former Hong Kong Chairman of the international property consultancy firm, Jones Lang LaSalle. Mr. Lee advises Hysan on the Hennessy Centre redevelopment project.

CORPORATE GOVERNANCE REPORT

Long-Established Corporate Governance Tradition

Corporate governance is a long-established tradition at Hysan. Central to this is a deeply-ingrained corporate governance culture emphasizing accountability, transparency and integrity. Our governance model aims to combine the best of family ownership and professional management. Over the years, governance systems and processes have been established, including the presence of a Senior Independent non-executive Director (taking the office of Independent non-executive Deputy Chairman), and the adoption of formal corporate governance guidelines. In this way, constructive relations between the Board, management, and the major shareholder family were further fostered. Our corporate governance culture is not limited to our Board of Directors; its reach spans beyond senior management and cultivates a culture and system of team work across the Company.

Our corporate governance culture and governance system has positioned the Company to be able to respond quickly and effectively to challenges that may arise. Unfortunately, our preparedness was called upon last year when we were saddened by the unexpected passing of our Chairman and Acting Chief Executive Officer.

The Board immediately adopted effective transitional measures and consistent with our goal of transparency, communicated these measures to the market. Sir David AKERS-JONES, then Independent non-executive Deputy Chairman, assumed the role of Acting Chairman. A Special Board Committee comprising Anthony Hsien Pin LEE, Chien LEE, and Dr. Deanna Ruth Tak Yung RUDGARD, was formed to assist him in overseeing the day-to-day management of the Company. The duties and responsibilities of the late Chairman, in his capacity as Acting Chief Executive Officer, were delegated to members of senior management, achieving a balance between maintaining internal control and operational effectiveness.

In the meantime, the Board was further strengthened by the addition of four new Non-executive Directors of diverse backgrounds.

Sir David AKERS-JONES was appointed Independent non-executive Chairman in January 2010. He has been a member of the Board since 1989, becoming Independent non-executive Deputy Chairman in 2001 and Acting Chairman in 2009, and ultimately Chairman of the Board. Over his long tenure on the Board, Sir David has acquired an intimate knowledge of the Company and its governance processes from working alongside his predecessor and the other members of the Board. This facilitated a smooth and seamless leadership transition.

Gerry Lui Fai YIM, Executive Director, was appointed Chief Executive Officer effective March 2010. The Company has conducted an open search for a Chief Executive Officer for some time. As part of the Company's strategic planning process, Gerry Lui Fai YIM was recruited by the late Chairman, Peter Ting Chang LEE, as Executive Director, with a plan that he ultimately assumes the role of Chief Executive Officer. The late Chairman's unexpected passing accelerated this process.

In this report, we shall explain how our corporate governance culture and governance system assisted us in handling the challenges of the past year, highlighting the steps we have implemented so far.

Further disclosure with respect to internal controls and risk management, and executive compensation were made in the following reports:

- Internal Controls and Risk Management Report (pages 39-41)
- Directors' Remuneration and Interests Report (pages 71-78)

Establish the infrastructure	Disclosure	Shareholder rights	Way forward: more than a Board process
Board Committees: • Emoluments Review Committee (1987) • Audit Committee (1999) • Nomination Committee (2005) • Formalised role of Senior Independent non-executive Director (Deputy Chairman) (2007) • Key Corporate Governance Documents - Corporate Governance Guidelines (2004) - Code of Ethics (2005) - Board of Directors Mandate (2007) - Role Requirements of Non-executive Directors (2007) - Formal Corporate Responsibility Policy (2007) - Roles of Independent non-executive Chairman (2010)	• Corporate Governance Report (2001) • Audit Committee Report (2003) • Directors' Remuneration and Interests Report (2004) • Internal Controls and Risk Management Report (2006) • Corporate Responsibility Report (2007)	• New approach to AGMs (2004) • Proactively established a programme to facilitate transmission of corporate communication materials to ultimate shareholders (2005)	• Continual corporate social responsibility efforts as an integral part of good corporate governance (admission to FTSE4Good Index, 2008) • Company-wide briefing of Code of Ethics; and engaging independent third party to administer "whistle-blowing" mechanism regarding possible breaches (2008) • Continual group-wide reinforcement of corporate values and culture

EVOLUTION OF HYSAN'S LONG-ESTABLISHED CORPORATE GOVERNANCE SYSTEM

Statement of Compliance with The Code on Corporate Governance Practices

Hysan meets the requirements of the Code Provisions contained in the Code on Corporate Governance Practices (the "Corporate Governance Code") set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), except that its Emoluments Review Committee (established since 1987) has the responsibility of recommending the fees payable to the Chairman and determining compensation at executive Director-level only. The Board is of the view that, in light of the current organisational structure and the relatively simple nature of Hysan's business activities, the current arrangements are appropriate. The Board will continue to review this arrangement in light of the needs of the Group.
The Company's Corporate Governance Guidelines provide that the roles of Chairman and Chief Executive Officer are separate and distinct. Sir David AKERS-JONES serves as the Independent non-executive Chairman. Gerry Lui Fai YIM was appointed Chief Executive Officer effective March 2010.

EXCEEDED CODE PROVISIONS	BEST PRACTICES IN CORPORATE GOVERNANCE IN PLACE AT HYSAN
✓	The Board first established a formal Corporate Governance Policy* in 2004.
✓	Board independence from management and any major shareholder group - Sir David AKERS-JONES currently serves as Independent non-executive Chairman. Prior to that, he was designated Senior Independent non-executive Director (Independent non-executive Deputy Chairman). The Company has adopted a written position description of his roles.
✓	The Board has established formal mandates and responsibilities* for itself, with a clear division of roles with management.
✓	The Board has established formal criteria and requirements* for non-executive Director appointments. Newly appointed Non-executive Directors are given formal letters of appointment.
✓	Board evaluation: The Chairman and Non-executive Directors meet at regularly scheduled sessions without the presence of management.
✓	Over one-third of the Board is represented by Independent non-executive Directors.
✓	All Corporate Governance Committees (Audit, Emoluments Review and Nomination) have at least a majority of Independent non-executive Directors. Terms of Reference* of each Corporate Governance Committee provide for in-camera meetings without management presence to further encourage objective and independent discussions and assessment.
✓	The Group has a written Code of Ethics* applicable to all staff and Directors. Monitoring of the "whistle blowing" mechanism is performed by an external independent third party provider to further enhance independence. Such service provider reports directly to the Audit Committee.
✓	The Group has established a Code for Securities Dealing applicable to those employees likely to have access to unpublished price-sensitive information.
✓	The Group has established a Corporate Disclosure Policy* to guide its stakeholder communications and the determination of price sensitive information in order to ensure consistent and timely disclosure and fulfillment of the Group's continuous disclosure obligations.
✓	The Group has established an Auditor's Services Policy* to identify areas of conflicts and prohibit the engagement of auditors in such areas to ensure objectivity and independence.
✓	The Group has demonstrated its commitment to transparency in shareholder reporting by publishing a separate Corporate Governance Report since 2001. It also publishes the following reports: (i) Audit Committee Report; (ii) Directors' Remuneration and Interests Report; and (iii) Internal Controls and Risk Management Report.
✓	The Group has a formal Corporate Responsibility Policy and publishes a separate annual Corporate Responsibility Report.
✓	Since 2004, the Group has operated a new form of annual general meeting ("AGM") that goes beyond discharging statutory business by including a detailed business review. All voting at AGMs have been conducted by poll since 2004.
✓	The Group has initiated and funded a programme inviting major nominee companies to proactively forward communication materials to the ultimate beneficial shareholders at the Group's expense.
✓	In 2009, the Group published its annual results within 70 days, well within the required time period of four months from the end of accounting period.
✓	The Group continually enhances the use of its corporate website as a means of communication with shareholders. Principal corporate governance policies, guidelines, and terms of reference of the related committees are posted.

* Detailed policies/terms of reference are available on the Company's website: www.hysan.com.hk.

1. Our Corporate Governance Practices – Governance Model and Framework

Governance Model

Hysan's governance model is based on an effective combination of family ownership and professional management. Our founding shareholder family remains a major shareholder today. We take the view that this element of family ownership can enable managers to take a long-term view in decision-making, balancing the need to produce short-term results or earnings targets. In general, family owners also have a more direct interest in the outcome of decisions made.

This family ownership model is combined with a commitment to apply the principle of meritocracy in human resources management across the Group. Recruitment of professional management staff from outside the controlling shareholder base ensures that a wide net is cast for talent. Gerry Lui Fai YIM, Executive Director, was appointed Chief Executive Officer effective March 2010. Appropriate checks-and-balances are also built into our governance structure. These include the presence of an Independent non-executive Chairman and the establishment of appropriate Board Committees. The roles and responsibilities of the Board, Independent non-executive Chairman, non-executive Directors, and Board Committees are clearly delineated.


Authority
Delegation through:
• clear policies and procedures
• monitoring
Shareholders
Board
Management
Accountability
Assurance through checks-and-balances:
• monitoring
• reporting

Governance Framework

There are many guidelines, policies, and procedures that support the governance framework at Hysan. The following constitute key components of Hysan's governance framework. They are posted on the Company's website: www.hysan.com.hk:

- Corporate Governance Guidelines
- Board of Directors Mandate
- Roles Requirements of Non-executive Directors
- Terms of Reference of various corporate governance-related Board Committees
- Code of Ethics for employees
- Auditor Services Policy
- Corporate Disclosure Policy

The Board reviews its corporate governance practices annually.

2. Our Corporate Governance Practices – The Board

Board Leadership

The principle of Board independence from management and any major shareholder group is clearly established in our Corporate Governance Guidelines.

These guidelines provide for the roles of Chairman and Chief Executive Officer to be separate and distinct. Peter Ting Chang LEE served as the Chairman until 17 October 2009. Sir David AKERS-JONES served as Acting Chairman from 18 October 2009 until he was appointed Independent non-executive Chairman on 11 January 2010. Gerry Lui Fai YIM was appointed Chief Executive Officer effective March 2010.

Non-executive Directors play a key role in protecting shareholders' interests. They bring an external dimension to the Board, whilst complementing the skills and experience of the executive Directors, through their range of knowledge, experience and insight from other sectors.

The principal roles of the Independent non-executive Chairman and Non-executive Directors are set out below:

INDEPENDENT NON-EXECUTIVE CHAIRMAN

- Provide leadership to ensure that the Board works as a cohesive team;
- Chair Board meetings, including requiring appropriate briefing materials to be delivered in a timely fashion, stimulating constructive debate, providing adequate time for the discussion of issues, facilitating consensus, encouraging full participation by individual directors and ensuring that clarity regarding decisions is reached and duly recorded;
- Ensure that appropriate procedures are in place to allow the Board to work effectively and efficiently and to function independently;
- Maintain an effective and constructive relationship between the Board, management of the Company, and shareholders generally;
- Establish the agenda for Board meetings in consultation with the other directors of the Board;
- Chair general meetings of the Company;
- Ensure that the Board and its committees have the necessary resources to support their work;
- Ensure compliance with the corporate governance policies of the Board;
- Ensure that the Company maintains a culture of integrity and other corporate governance values; and
- Be a respected ambassador for the Company generally.

NON-EXECUTIVE DIRECTORS

Non-executive Directors have four key roles in addition to those applicable to all Directors:

- Strategy – constructively challenge, and thereby help develop proposals on strategy
- Performance – scrutinise performance of management in meeting agreed upon goals and objectives
- Risk – satisfy themselves about the integrity of financial information and the robustness of controls and systems of risk management
- People – determine appropriate levels of remuneration for Executive Directors and undertake in succession planning

For details, please refer to the Company's Corporate Governance Compliance Report at the Company's website: www.hysan.com.hk

Skills, Balance and Independence

The Board continually reviews its composition and is actively engaged in succession planning issues with respect to both executive and non-executive roles.

Our non-executive Directors are drawn from diverse and complementary backgrounds.

(Directors' full biographies are set out on pages 46 to 48 and are also available on the Company's website: www.hysan.com.hk).

The Board has established "independence" standards as contained in the Corporate Governance Guidelines. It considers "independence" to be a matter of judgment and conscience. A Director is considered to be Independent only where he or she is free from any business or other relationship that might interfere with the exercise of his or her independent judgment.

The Board makes a determination concerning the "independence" of a Director each year at the time the Board approves Director nominees for inclusion in the AGM circular. If a Director joins the Board mid-year, the Board makes a determination on the new Director's independence at that time. Independent non-executive Directors are identified in our Annual and Interim Reports and other communications with shareholders.

The Board carried out a detailed review of director independence in March 2010. It concluded that each of the 6 Independent non-executive Directors is independent and will continually monitor and review whether there are relationships or circumstances which are likely to affect (or could appear to affect) independence.

Best Corporate Governance Disclosure Gold Award 2001

Organised by the Hong Kong Society of Accountants

The judges commended Hysan on the extent and quality of disclosures in the annual report, despite it being a relatively smaller and less complex business with a family background – that such disclosures are a positive model of a developing corporate governance culture.


Hysan
ANNUAL REPORT 2000

INDEPENDENCE STATUS

Name	Management	Independent	Not Independent	March 2010 Review-Reason for Independence Status
Peter Ting Chang LEE (up to 17 October 2009)	✓			
Sir David AKERS-JONES		✓		No business or other relationships with the Group or management
Nicholas Charles ALLEN		✓		No business or other relationships with the Group or management
Tom BEHRENS-SORENSEN (up to 18 May 2009)		✓		No business or other relationships with the Group or management
Philip Yan Hok FAN		✓		No business or other relationships with the Group or management
Fa-kuang HU		✓		No business or other relationships with the Group or management
Hans Michael JEBSEN			✓	
Anthony Hsien Pin LEE			✓	
Chien LEE			✓	
Michael Tze Hau LEE			✓	
Joseph Chung Yin POON (Note)		✓		No business or other relationships with the Group or management
Dr. Deanna Ruth Tak Yung RUDGARD			✓	
Ricky Tin For TSANG (up to 29 September 2009)	✓			
Dr. Geoffrey Meou-tsen YEH		✓		No business or other relationships with the Group or management
Gerry Lui Fai YIM	✓			
Wendy Wen Yee YUNG	✓			

Note: Mr. Poon was formerly the managing director and deputy chief executive of Hang Seng Bank Limited ("Hang Seng"). Hang Seng is a connected person of the Company under the Listing Rules by virtue of its beneficial equity interest (24.64%) in a non-wholly owned subsidiary which holds the property of Lee Gardens Two. However, Hang Seng does not have a controlling interest in nor does it participate in the day-to-day operation of the relevant company and is connected to the Company only at the subsidiary level, and Mr. Poon's functions at Hang Seng did not involve him playing any direct role in Hang Seng's participation as a minority shareholder in the relevant company.

The Board and Management

The roles of the Board and of management are separate and distinct. The Board's responsibility is, firstly, to formulate strategy and, secondly, to monitor and control operating and financial performance in pursuit of the Group's strategic objectives. On the other hand, the responsibility for the day-to-day management of the Group's business activities and the implementation of the Group's policies remain vested in management.

The Board and management fully appreciate their respective roles and are supportive of the development of a healthy corporate governance culture.

The roles of the Board are governed by a formal **Board of Directors Mandate** (Details are available on the Company's website: www.hysan.com.hk) which sets out the key responsibilities of the Board in fulfilling its stewardship roles.

Directors of The Year Awards 2004, in the Listed Company (Main Board – Hang Seng Composite Index) Boards category

Organised by The Hong Kong Institute of Directors



"The Board of Hysan is well structured and composed of a diversity of backgrounds and skills. It is forward thinking with the firm belief of the concept of responsible business."

"Hysan's strong commitment to shareholder value is supported by strategy, solid results and drive for consistent long-term returns, with a clear separation of public shareholders' interests from family interests."

- Judges' Report

A detailed list of **Matters Reserved for Board Decisions** sets out the key matters that are to be retained for the decision of the full Board. These matters include: the extension of Group activities into new business areas; annual budgets; preliminary announcements of interim and final results; dividends; material banking facilities; material acquisitions and disposals; and connected transactions.

Where applicable, "materiality" thresholds are set at appropriate levels to ensure proper control while allowing for smooth day-to-day operations to be carried out by management. These thresholds are set out in a schedule that is subject to review periodically, at least once a year. It was last formally reviewed by the Board in March 2010.

6 Board meetings were held in 2009. Each meeting was structured to allow for open discussion.

The Board regularly receives presentations, including from non-Board management members, on significant issues or new opportunities for the Group. This facilitates the build-up of constructive relations and dialogue between the Board and the management team.

Details of Directors' Board attendance records are as follow:

DIRECTORS	ATTENDANCE/ TOTAL BOARD MEETINGS
Executive	
Peter Ting Chang LEE (until 17 October 2009)	3/3
Ricky Tin For TSANG (resigned on 29 September 2009)	3/3
Wendy Wen Yee YUNG	6/6
Independent Non-executive	
Sir David AKERS-JONES	6/6
Nicholas Charles ALLEN (appointed on 17 November 2009)	1/1
Tom BEHRENS-SORENSEN (resigned on 18 May 2009)	1/1
Fa-kuang HU	3/6
Dr. Geoffrey Meou-tsen YEH	5/6
Non-executive	
Hans Michael JEBSEN	5/6 *(2 by alternate)*
Anthony Hsien Pin LEE	6/6 *(1 by telephone conference)*
Chien LEE	5/6
Dr. Deanna Ruth Tak Yung RUDGARD	6/6 *(1 by alternate)*

Director Appointments and Re-election

Requirements

There is a formal, rigorous and transparent procedure for the appointment of new Directors to the Board. The Board established the Nomination Committee and delegated to it the responsibility of recommending candidates to the full Board for consideration. The Board and the Nomination Committee review the skill sets of the Director candidates in light of the composition of the Board as a whole to provide for the best mix of skills and experience to guide the Company. There are formalised role requirements for Non-executive Directors (as set out above) who have four additional key roles in addition to those requirements applicable to all Directors (Details are available on the Company's website: www.hysan.com.hk).

During 2009 and to date, the full Board approved the appointments of (i) the four new non-executive Directors; and (ii) Gerry Lui Fai YIM as Executive Director and subsequently, Chief Executive Officer.

Term

Non-executive Directors are appointed for a term of 3 years. Non-executive Directors are required to submit their candidacy for re-election at the first AGM following their appointment. The Group's Articles of Association contain provisions regarding the rotation of Directors so that every Director will be subject to retirement by rotation at least once every 3 years. Retiring Directors are subject to re-election at the AGM at which he retires. There is no cumulative voting in Director elections. The election of each candidate is done through a separate resolution. Details of the Directors standing for re-election at the forthcoming AGM are set out in the accompanying Circular to Shareholders.

Evaluation
Hysan evaluates the performance of the Company and members of management at meetings between the Chairman and Non-executive Directors without the presence of management.

Supply of Information
Supply and Access to Information
The Board receives detailed quarterly reports from management in respect of their areas of responsibility. Appropriate key performance indicators are used to facilitate benchmarking and peer group comparison. Financial plans, including budgets and forecasts, are regularly discussed at Board meetings. The Board recognizes the significance of providing timely and relevant information to non-executive Directors so as to enable them to discharge their duties effectively. Directors are also kept updated of any material developments from time to time through notifications and circulars detailing the relevant background and explanatory information. Directors also have access to non-Director members of management and staff where appropriate. Collectively, these processes ensure that the Board receives the answers and information it needs to fulfill its obligations.

Independent Advice
The Board recognises that there may be occasions when one or more Directors feel that it is necessary to obtain independent legal and/or financial advice for the purposes of fulfilling their obligations. Such advice may be obtained at the Company's expense and there is an agreed upon procedure to enable Directors to obtain such advice, as stated in our Corporate Governance Guidelines.

Best Corporate Governance Disclosure Awards 2009: Non-Hang Seng Index (Large Market Capitalisation) Category - Gold Award

Organised by the Hong Kong Institute of Certified Public Accountants

"Hysan's annual report 2008 gave readers a clear sense that the company had established a good corporate governance culture, demonstrating a successful combination of family ownership and professional management."

- Judges' Report


2009
Best Corporate Governance Disclosure Awards
Judges' Report
CPA

Induction and Update
Upon their appointment, Directors are advised on the legal and other duties and obligations they have as directors of a listed company. Newly appointed Directors receive a comprehensive induction package designed to provide a general understanding of the Group, its businesses, the operations of the Board and the main issues it faces, as well as an overview of the additional responsibilities of non-executive Directors. Discussion sessions with key members of management will also be held.

Through the course of their directorship, Directors are updated on any developments or changes affecting the Company and their obligations to it by way of notifications circulated to them from time to time where appropriate.

3. Our Corporate Governance Practices – Board Committees

In order to provide effective oversight and leadership and pursuant to its Corporate Governance Guidelines, the Board has established 3 governance-related Board Committees. Like the Board, each Committee has access to independent advice and counsel as required and each is supported by the Company Secretary. The terms of reference of these Committees are available on the Company's website.

Audit Committee

Composition and Meetings Schedule

The Audit Committee is currently comprised of Nicholas Charles ALLEN (Chairman), Chien LEE and Dr. Geoffrey Meou-tsen YEH, with an overall majority of Independent non-executive Directors. Prior to the appointment of Nicholas Charles ALLEN, Sir David AKERS-JONES served as Chairman until November 2009. All members have experience in reviewing or analysing audited financial statements of public companies or major organizations. Nicholas Charles ALLEN (Chairman) is a Fellow of the Institute of Chartered Accountants in England and Wales and a member of the Hong Kong Institute of Certified Public Accountants. He has extensive experience in auditing and accounting, which he developed while working with the "Big Four" international firms. The Audit Committee meets no less than twice a year. At the invitation of the Audit Committee, meetings are also attended by members of management, including the Head of Finance Department.

Roles and Authority

Hysan believes a clear appreciation of the separate roles of management, the external auditors and Audit Committee members is crucial to the effective functioning of an audit committee. Management of Hysan is responsible for selecting appropriate accounting policies and the preparation of the financial statements. The external auditors are responsible for auditing and attesting to the Group's financial statements and evaluating the Group's system of internal controls, to the extent that they consider necessary to support their audit report. The Audit Committee, as the delegate of the full Board, is responsible for overseeing the entire process.



Each year, the AGM provides an opportunity for face-to-face communication with shareholders.

The Audit Committee also has the responsibility of reviewing the Group's "whistle-blowing" procedures allowing employees to raise concerns, in confidence or anonymously, about possible breaches of the Group's Code of Ethics and to ensure that these arrangements allow proportionate and independent investigation of such matters and appropriate follow up action.

Activities and Report in 2009 and to date

Full details of the activities of the Audit Committee are set out on pages 79 and 80 of the "Audit Committee Report". 2 Audit Committee meetings were held in 2009. Sir David AKERS-JONES attended all the meetings while Chien LEE attended one and Tom BEHRENS-SORENSEN also attended one before his resignation.

Emoluments Review Committee

Composition and Meetings Schedule

The Group established an Emoluments Review Committee in 1987 to review executive Director compensation. The current Emoluments Review Committee is chaired by Sir David AKERS-JONES, Independent non-executive Chairman, with Fa-kuang HU and Dr. Geoffrey Meou-tsen YEH (both Independent non-executive Directors) completing the Committee's membership. The Emoluments Review Committee generally meets at least once every year.

Roles and Authority

Management makes recommendations to the Committee on Hysan's framework for, and cost of, the remuneration of executive Directors and the Committee then reviews these recommendations. The Committee also reviews the remuneration of the Chairman prior to such remuneration being submitted for approval at the AGM. No Director or any of his or her associates is involved in deciding his or her own remuneration.

Activities and Report in 2009 and to date

Full details of the activities of the Emoluments Review Committee are set out on pages 71 to 78 of the "Directors' Remuneration and Interests Report". The Committee held one meeting in March 2009 attended by Sir David AKERS-JONES and Dr. Geoffrey Meou-tsen YEH to consider Executive Director compensation.

Nomination Committee

Composition and Meetings Schedule

The Board established a Nomination Committee in 2005. Peter Ting Chang LEE was Chairman of the Committee until October 2009. The Nomination Committee is currently chaired by Sir David AKERS-JONES, Independent non-executive Chairman, and its other member is Dr. Geoffrey Meou-tsen YEH. The Nomination Committee meets when it is considered necessary.

Roles and Authority

The Nomination Committee is responsible for nominating candidates, for Board approval, to fill Board vacancies as and when they arise and for evaluating the balance of skills, knowledge and experience of the Board. It is clearly set out in the terms of reference of the Committee that the Chairman of the Board shall not chair the Committee when it is dealing with the matter of succession of the chairmanship.

Activities and Report in 2009

The Committee made a recommendation to the Board for the appointment of Gerry Lui Fai YIM as new Executive Director.

4. Our Corporate Governance Practices – Shareholders

The Board and management fully recognise the significance and importance of having a governance framework that protects shareholder rights and their exercise of the same. At the same time, we aim to continually improve our communications with shareholders and to obtain their feedback.

Communication with Shareholders

Accountability to Shareholders and Corporate Reporting

Disciplined measurement of our performance is an important aspect of our strategy to achieve long-term success. Recognising that we are accountable to our stakeholders, reporting financial and non-financial results in a transparent fashion is critical. A number of formal communication channels are used to account to shareholders for the performance of the Group. These include the Annual Report and Accounts, Interim Report and Accounts and press releases/announcements.

Hysan's corporate website provides an additional channel for shareholders and other interested parties to access information about the Group. The Group's key corporate governance policies and supporting documents, including the terms of reference of the various Board Committees, as well as the Group's financial reports, press releases and announcements are available on the website. Since 2006, shareholders have been given the option of electing to receive corporate communications by electronic means. We continue to review how to better utilise the Company's website for the purposes of timely disclosure and to enhance transparency.

Institutional Shareholders

We are committed to maintaining a continuing open dialogue with institutional investors, fund managers and analysts as a means of developing their understanding of our strategy, operations, management and plans, and enabling them to raise any issues they may have. The Company has an ongoing programme of dialogue and meetings between executive Directors and institutional investors, fund managers and analysts. At these meetings, a wide range of relevant issues, including strategy, performance, management and governance, are discussed within the constraints of information already made public.

Constructive Use of AGM

The Board is equally interested in the concerns of private shareholders. The Company Secretary, on behalf of the Board, oversees communication with these investors. The Board recognises the significance of the constructive use of AGMs as a means to enter into a dialogue with private shareholders based on the mutual understanding of objectives. Individual shareholders can put questions to the Chairman at the AGM. The Chairmen of the various Board Committees, as provided under their respective terms of references, attend AGMs to respond to any shareholder questions on the activities of the Committees.

Since 2004, to enable shareholders to gain a better understanding of our business activities, we have included a "business review" session to our AGMs, in addition to the statutory part of the meeting. Topics covered at the last AGM included: Year 2008 business environment, business activities review and outlook. The Company values the contributions of its shareholders during the question and answer session following the statutory part of the meeting.



Regular media briefings is a component of the Group's communication programme to enhance transparency for the Group.

Corporate Disclosure Policy

We recognise the significance of consistent disclosure practices aimed at accurate, timely and broadly disseminated disclosure of material information about Hysan. The Group's Corporate Disclosure Policy provides guidance for coordinating the disclosure of material information to investors, analysts and media as well as our processes for results announcements. This policy also identifies who may speak on Hysan's behalf, and outlines the responsibilities for communications with various stakeholders groups. (Details of the Corporate Disclosure Policy is available at the Company's website: www.hysan.com.hk).

Shareholder Rights

Self-funded Programme to Proactively Forward Shareholder Communication Materials via Nominee Companies

Shareholders must be furnished with sufficient and timely information concerning the Company and any material developments. There is currently no requirement in Hong Kong providing for mandatory forwarding of shareholder communication materials by nominee companies to beneficial shareholders. Since 2005, we have initiated and funded a programme inviting major nominee companies to proactively forward communication materials to shareholders at our expense. Coverage of the programme has more than doubled since its inception.

Provision of Sufficient and Timely Information
We recognise the significance of providing information to shareholders to enable them to make an informed assessment in voting. Copies of the Annual Report and financial statements and related papers were dispatched to shareholders over 30 days prior to the AGM (statutory requirement: 21 days). Comprehensive information on each resolution to be proposed was also provided.

Voting
We recognise shareholders' right in exercising control proportionate to their equity ownership and we support the principle of voting by poll. Since 2004, the Company has conducted all voting at AGM by poll. The poll is conducted by the Company's Registrars and scrutinised by the Group's auditors. Procedures for conducting a poll are included in the Circular to Shareholders accompanying the Notice of AGM and are again explained to the general meeting prior to the taking of the poll. Poll results are announced and posted on the websites of both the Stock Exchange and the Company.

Relevant Provisions in Articles of Association and Hong Kong Law
Under the Articles of Association of the Company and Hong Kong Companies Ordinance, shareholders holding not less than 5% of the paid up capital of the Company may convene an extraordinary general meeting by requisition stating the objects of the meeting, and deposit the signed requisition at the Company's registered office.

Hong Kong Companies Ordinance also provides for shareholder approval of decisions concerning fundamental corporate changes, including amendments to the Articles of Association, and extraordinary transactions, including the transfer of all or a substantial part of a company's assets.

There are no limitations imposed by Hong Kong law or the Articles of Association on the right of non-residents or foreign persons to hold or vote on the Company's shares other than those limitations that would generally apply to all shareholders.

DIRECTORS' REPORT

The Directors submit their report together with the audited financial statements for the year ended 31 December 2009, which were approved by the Board of Directors (the "Board") on 10 March 2010.

Principal Activities

The principal activities of the Group continued throughout 2009 to be property investment, management and development. Details of the Group's principal subsidiaries and associates as at 31 December 2009 are set out in notes 19 and 20 respectively to the financial statements.

The turnover and results of the Group are principally derived from leasing of investment properties located in Hong Kong. The Group's turnover and results by reportable segment are set out in note 5. A detailed review of the development of the business of the Group during the year, and likely future developments, is set out in Chairman's Statement and Management's Discussion and Analysis of this Annual Report.

Results and Appropriations

The results of the Group for the year ended 31 December 2009 are set out in the consolidated income statement on page 84.

An interim dividend of HK14 cents per share, amounting to approximately HK$147 million, was paid to shareholders during the year.

The Board recommends the payment of a final dividend of HK54 cents per share with a scrip alternative to the shareholders on the register of members on 11 May 2010, absorbing approximately HK$567 million. The dividends proposed and paid for ordinary shares in respect of the full year 2009 will absorb approximately HK$714 million, the balance of the profit will be retained.

Reserves

Movements during the year in the reserves of the Group and the Company are set out in the consolidated statement of changes in equity on pages 88 and 89 and note 33 to the financial statements respectively.

Investment Properties

All of the Group's investment properties were revalued by an independent professional valuer as at 31 December 2009 using the fair value model. Details of movements during the year in the investment properties of the Group are set out in note 16 to the financial statements.

Details of the major investment properties of the Group as at 31 December 2009 are set out in the section under Schedule of Principal Properties of this Annual Report.

Property, Plant and Equipment

Details of movements during the year in the property, plant and equipment of the Group and the Company are set out in note 17 to the financial statements.

Share Capital

Details of movements in the share capital of the Company during the year are set out in note 32 to the financial statements.

Corporate Governance

The Company is committed to maintaining a high standard of corporate governance and, save as otherwise stated and explained in the Corporate Governance Report, meets the requirements of the code provisions of the Code on Corporate Governance Practice (the "Corporate Governance Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

Further information on the Company's corporate governance practices is set out in the following separate reports:

(a) "Corporate Governance Report" (pages 50 to 64) – it gives detailed information on the Company's compliance with the Corporate Governance Code, and adoption of local and international best practices;

(b) "Directors' Remuneration and Interests Report" (pages 71 to 78) – it gives detailed information of Directors' remuneration and interests (including information on Director's compensation, service contracts, Directors' interests in shares; contracts and competing business);

(c) "Audit Committee Report" (pages 79 and 80) – it sets out the terms of reference, work performed and findings of the Audit Committee for the year;

(d) "Internal Controls and Risk Management Report" (pages 39 to 41) – it sets out the Company's framework on internal controls and risks assessment including control environment, control activities, work done during the year and further steps to be done; and

(e) "Corporate Responsibility Report" – it sets out the Company's corporate responsibility policies and practices reflecting its commitment to maintaining a high standard of corporate governance.

The Board

The Board is currently chaired by Sir David AKERS-JONES, Independent non-executive Chairman and has 2 executive Directors, Gerry Lui Fai YIM (Executive Director and appointed Chief Executive Officer effective 10 March 2010) and Wendy Wen Yee YUNG (Executive Director and Company Secretary) and 10 other Non-executive Directors.

Peter Ting Chang LEE was Chairman during the year until 17 October 2009. Sir David AKERS-JONES acted as Acting Chairman from 18 October 2009, and was appointed as Independent non-executive Chairman effective 11 January 2010.

Nicholas Charles ALLEN was appointed Independent non-executive Director and chairman of Audit Committee effective 17 November 2009 and Gerry Lui Fai YIM was appointed Executive Director effective 1 December 2009.

Philip Yan Hok FAN and Joseph Chung Yin POON were appointed Independent non-executive Directors and Michael Tze Hau LEE was appointed as Non-executive Director, all effective 11 January 2010.

Tom BEHRENS-SORENSEN resigned as Independent non-executive Director and a member of Audit Committee effective May 2009 and Dr. Geoffrey Meou-tsen YEH was appointed a member of Audit Committee in his stead. Ricky Tin For TSANG resigned as Executive Director, Finance effective 29 September 2009.

Save as otherwise mentioned, other Directors whose names and biographies appear on pages 46 to 48 have been Directors of the Company during the year.

Raymond Liang-ming HU and Kam Wing LI served as alternate Directors throughout the year. V-nee YEH resigned as alternate Director to Dr. Geoffrey Meou-tsen YEH effective 20 January 2009 and Timothy John SMITH ceased to be an alternate Director upon resignation of Tom BEHRENS-SORENSEN in accordance with Article 98(a) of the Company's Articles of Association.

According to Article 97 of the Company's current Articles of Association, a Director appointed either to fill a casual vacancy or as an addition to the Board shall hold office only until the next following annual general meeting.

Under Article 114 of the Company's current Articles of Association, one-third (or such other number as may be required under applicable legislation) of the Directors; and where the applicable number is not an integral number, to be rounded upwards, who have been longest in office shall retire from office by rotation. A retiring Director is eligible for re-election.

Particulars of Directors seeking for re-election at the forthcoming annual general meeting are set out in the accompanying circular to shareholders.

The Company has received from each Independent non-executive Director an annual confirmation of his independence as regard each of the factors referred to in Rule 3.13 (1) to (8) of the Listing Rules and the Company considered all of them to be independent.

Directors' Interests in Shares

Details of the interests and short positions of the Directors in the shares, underlying shares or debentures of the Company and its associated corporations are set out in Directors' Remuneration and Interests Report on pages 71 to 78.

Substantial Shareholders' and Other Persons' Interests in Shares

As at 31 December 2009, the interests or short positions of substantial shareholders and other persons of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance ("SFO"), or as otherwise notified to the Company, were as follows:

Aggregate long positions in shares and underlying shares of the Company

Name	Capacity	Number of ordinary shares held	% of the issued share capital *(Note a)*
Lee Hysan Estate Company, Limited	Beneficial owner and interests of controlled corporations	433,130,735 *(Note b)*	41.23
Lee Hysan Company Limited	Interests of controlled corporations	433,130,735 *(Note b)*	41.23
Silchester International Investors Limited	Investment manager	105,230,000	10.02
Silchester International Investors International Value Equity Trust	Beneficial owner	53,187,000 *(Note c)*	5.06

Notes:

(a) The percentage has been compiled based on the total number of shares of the Company in issue as at 31 December 2009 (i.e. 1,050,608,090 ordinary shares).

(b) These interests represent the same block of shares of the Company. 270,118,724 shares were held by Lee Hysan Estate Company, Limited ("LHE") and 163,012,011 shares were held by certain subsidiaries of LHE. LHE is a wholly-owned subsidiary of Lee Hysan Company Limited.

(c) According to notification received by the Company, this shareholding interest is part of the block of shareholding held by Silchester International Investors Limited.

Apart from the above, no other interest or short position in the shares or underlying shares of the Company was recorded in the register required to be kept under section 336 of the SFO as at 31 December 2009.

Related Party Transactions

The Group entered into certain transactions with parties regarded as "Related Parties" under applicable accounting principles. These mainly relate to contracts entered into by the Group in the ordinary course of business, which contracts were negotiated on normal commercial terms and on an arm's length basis. Further details are set out in note 38 to the financial statements.

Some of these transactions also constitute "Continuing Connected Transactions" under the Listing Rules, as identified below.

Continuing Connected Transactions

Certain transactions entered into by the Group constituted continuing connected transactions (the "Transactions") under Rule 14A.34 of the Listing Rules during the year. Details of the Transactions required to be disclosed are set out as follows:

I. Lease granted by the Group

(a) Lee Gardens Two, 28 Yun Ping Road, Hong Kong ("Lee Gardens Two")

The following lease arrangements were entered into by Barrowgate Limited ("Barrowgate"), a 65.36% subsidiary of the Company and property owner of Lee Gardens Two, as landlord with the following connected persons:

Connected person	Date of agreement	Terms	Premises	Annual consideration *(Note a)*
(i) Jebsen and Company Limited *(Note b)*	29 June 2007	3 years commencing from 1 September 2007	Office units on the 28th, 30th and 31st Floors	2009: HK$20,692,488 2010: HK$13,794,992 (on pro-rata basis)
(ii) Hang Seng Bank Limited *(Note b)*	15 October 2007 *(Note c)*	72 months commencing from 15 October 2007 (for Shops 2-10 on the Lower Ground Floor) 68 months commencing from 15 February 2008 (for Shop G13A on the Ground Floor and Shops 11-12 on the Lower Ground Floor) *(Note d)*	Shop G13A on the Ground Floor and Shops 2-10 and 11-12 on the Lower Ground Floor	2009: HK$12,526,488 2010: HK$9,994,740 (on pro-rata basis upto 14 October 2010) *(Notes e and f)*
(iii) Pearl Investments (HK) Limited *(Note g)*	23 May 2008 (Lease)	3 years commencing from 15 May 2008	Room 1401C on the 14th Floor	2009: HK$2,049,156 2010: HK$2,011,356 (on pro-rata basis for the Carpark Licence Agreement) 2011: HK$736,132 (on pro-rata basis for the Lease)
	18 May 2007 (Carpark Licence Agreement and a supplemental letter dated 5 June 2007)	3 years commencing from 1 June 2007	1 carparking space	

(b) One Hysan Avenue, Causeway Bay, Hong Kong ("One Hysan Avenue")

The following lease arrangement was entered into by OHA Property Company Limited, a wholly-owned subsidiary of the Company and property owner of One Hysan Avenue, with Atlas Corporate Management Limited, a wholly-owned subsidiary of LHE, a substantial shareholder of the Company (holding 41.23% interest). Details of the lease are set out below:

Connected person	Date of agreement	Terms	Premises	Annual consideration *(Note a)*
Atlas Corporate Management Limited	14 November 2008	3 years commencing from 1 November 2008	Whole of 21st Floor	2009: HK$2,505,684 2010: HK$2,505,684 2011: HK$2,088,070 (on pro-rata basis)

Continuing Connected Transactions continued

II. Provision of leasing and property management services to a non wholly-owned subsidiary regarding Lee Gardens Two

The following management agreements were entered into by Hysan Leasing Company Limited ("Hysan Leasing") and Hysan Property Management Limited, both being wholly-owned subsidiaries of the Company, with Barrowgate for the provision of services to Lee Gardens Two, including (i) leasing, marketing and lease administration services; and (ii) property management services:

Connected person	Date of agreement	Terms	Premises	Consideration
Barrowgate Limited	25 February 2004 and 2 Supplemental Appointment Letters of 19 July 2004 and 7 February 2007	3 years commencing from 1 April 2004 (renewed for further 3 years)	Whole premises of Lee Gardens Two	HK$17,659,770 (i) and HK$2,524,872 (ii) *(Note h)*

Notes:

(a) The annual considerations are based on current rates of rental, operating charges, (for retail premises) promotional levies and (for carparking spaces) licence fees for each of the relevant financial years. The rental, operating charges, promotional levies and licence fees (as the case may be) are payable monthly in advance.

(b) Jebsen and Company Limited ("Jebsen and Company") and Hang Seng Bank Limited ("Hang Seng") are beneficial substantial shareholders of Barrowgate having equity interest of 10% and 24.64% respectively in Barrowgate.

(c) Barrowgate and Hang Seng entered into an agreement for lease dated 15 October 2007. A formal lease agreement and a supplemental deed in respect of the premises mentioned under I(a)(ii) above were entered on 15 February 2008 and 13 May 2008 respectively.

(d) The term of the lease mentioned under I(a)(ii) above exceeds 3 years and, according to Listing Rules requirement, an independent financial adviser to the Board was engaged and it formed the view that the term of this lease with duration longer than 3 years was required and it was normal business practice for leases of this type to be of such duration.

(e) The monthly promotional levy was revised with effect from 1 January 2010 while the rental and operating charge remained unchanged.

(f) The rent for the period from 15 October 2010 to 14 October 2013 will be reviewed at the then prevailing market rent and to be agreed by Barrowgate and Hang Seng.

(g) Pearl Investments (HK) Limited is a connected person by virtue of its being an associate of Chien LEE, Non-executive Director of the Company.

(h) These represent the actual considerations for the year ended 31 December 2009, calculated on the basis of the fee schedules as prescribed in the respective management agreements.

All the Transactions were entered in the ordinary and usual course of business of the respective companies after due negotiations on an arm's length basis with reference to the prevailing market conditions.

Announcements were published regarding the Transactions in accordance with the Listing Rules. The Stock Exchange has granted a waiver for the Transactions referred to in section II above by virtue of Rule 14A.42 from strict compliance with the requirements of Rules 14A.35, 14A.45 to 14A.47 of the Listing Rules on condition that details of the Transactions be included in the Company's subsequent published annual report for financial years in which the relevant Transactions are subsisting. The Company confirms that it has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules in so far as they are applicable.

Pursuant to Rule 14A.38 of the Listing Rules, the Board engaged the auditor of the Company to perform certain agreed upon procedures in respect of the Transactions of the Group to assist the Directors to evaluate whether the Transactions:

1. have received the approval from the Board;
2. were in accordance with the pricing policies of the Company where the Transactions involve provision of goods or services by the Company;
3. have been entered into in accordance with the agreement governing such Transactions; and
4. have not exceeded the cap stated in the relevant announcements.

Continuing Connected Transactions continued

The auditor has reported the factual findings on these procedures to the Board that the samples the auditor selected for the Transactions were in agreement in respect of items 1, 3 & 4 above and that according to the samples the auditor selected, in respect of item 2, the rent charged to the connected persons were either the same or fell within the range of rentals offered to independent third parties. All Independent non-executive Directors of the Company have reviewed the Transactions and the report of the auditor and confirmed that the respective contracts and terms of the Transactions are:

1. in the ordinary and usual course of business of the Company;
2. on normal commercial terms; and
3. in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the commercial interests of the Group as a whole.

Interest in Contracts of Significance

Certain Transactions are considered contracts of significance under paragraph 15 of Appendix 16 of the Listing Rules, namely:

(i) the lease arrangement between Barrowgate and Jebsen and Company, due to the annual consideration of the lease having a percentage ratio of 1.23% from the calculation of the revenue test (the percentage ratios for assets ratio and consideration ratio are 0.05% and 0.09% respectively); and

(ii) the management agreement between Barrowgate and Hysan Leasing, due to the annual consideration of the management agreement having a percentage ratio of 1.05% from the calculation of the revenue test (the percentage ratios for assets ratio and consideration ratio are 0.04% and 0.08% respectively).

Details of the above Transactions are set out under I(a)(i) and II of "Continuing Connected Transactions".

Major Customers and Suppliers

During the year, both the aggregate amount of purchases attributable to the Group's 5 largest suppliers and the aggregate amount of turnover attributable to the Group's 5 largest customers were less than 30% of total purchases and turnover of the Group respectively.

Purchase, Sale or Redemption of the Company's Listed Securities

During the year, neither the Company nor its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

Public Float

Based on the information that is publicly available to the Company and within the knowledge of the Directors, the Company has maintained the prescribed amount of public float during the year and up to the date of this report as required under the Listing Rules.

Donations

During the year, the Group made donations of approximately HK$1 million to charitable and non-profit-making organisations.

Auditor

A resolution for the re-appointment of Messrs. Deloitte Touche Tohmatsu as auditor of the Company is to be proposed at the 2010 AGM.

On behalf of the Board
Sir David AKERS-JONES
Independent non-executive Chairman

Hong Kong, 10 March 2010

DIRECTORS' REMUNERATION AND INTERESTS REPORT

OVERVIEW

STRATEGY IN ACTION

GOVERNANCE

FINANCIAL STATEMENTS AND VALUATION

Director Compensation

Emoluments Review Committee

The Board recognises the significance of having in place a transparent and objective process for determining executive Director compensation, particularly in light of the fact that the Company's founding family is a major shareholder. The Emoluments Review Committee, first established in 1987, reviews and determines the remuneration of executive Directors as well as recommending for shareholder approval fee payable to the Chairman.

The Committee is currently chaired by Sir David AKERS-JONES, Independent non-executive Chairman. Its other members are Fa-kuang HU and Dr. Geoffrey Meou-tsen YEH. It has 100% Independent non-executive Director membership.

Management makes recommendations to the Committee on the Company's framework for, and cost of, executive Director remuneration and the Committee then reviews these recommendations. Independent professional advice will be sought where appropriate. On matters other than those concerning him, the Chairman or Chief Executive Officer may be invited to Committee meetings. No Director is involved in deciding his own remuneration.

Remuneration Policy

The Group's remuneration policy aims to provide a fair market remuneration in a form and value to attract, retain and motivate high quality staff. At the same time, such awards must be aligned with shareholder interests.

The following principles had been established:

- Remuneration package will consist of several components: (i) fixed part (base salary and benefits); (ii) performance-based (bonus); (iii) long-term incentives (executive share options). The structure will reflect a fair system of reward for all the participants, emphasizing performance.
- Remuneration packages are set at levels to ensure comparability and competitiveness with Hong Kong-based companies competing within a similar talent pool, with particular emphasis on the property industry. Independent professional advice will be sought to supplement internal resources where appropriate.
- The Committee will determine the overall amount of each component of remuneration, taking into account both quantitative and qualitative assessment of performance.
- Remuneration policy and practice will be as transparent as possible.
- Executive Directors will develop a significant personal shareholding pursuant to the executive share options in order to align their interests with those of shareholders.
- Pay and employment conditions elsewhere in the Group will be taken into account, especially in setting annual salary increases.
- The remuneration policy for executive Directors will be reviewed regularly, independently of executive management.

2009 Review

The Committee met in March 2009 to review executive Director compensation packages. The meeting was attended by Sir David AKERS–JONES and Dr. Geoffrey Meou-tsen YEH. It approved their proposal to freeze their base salary in light of the overall marco-economic environment. The Committee also considered and approved the compensation packages for a new executive Director in September 2009.

March 2010 Review

The most recent meeting of the Committee was held in March 2010 with all members being present to review 2010 Executive Director compensation packages, including determining the compensation of the new Chief Executive Officer. Such packages were set at levels to ensure comparability and competitiveness with Hong Kong-based companies competing within a similar talent pool, with particular emphasis on the property industry. Changes in roles and responsibilities were also taken into consideration. Independent professional advice was sought. The proportion of performance-based compensation for Executive Directors has been increased generally following this review. Clear performance targets will be set. Full details are set out on pages 11 and 15 of the accompanying Circular to Shareholders under information for the relevant Executive Director.

Details of Directors' (including individual executive Directors) emoluments for year 2009 and options movement during the year are set out in notes 12 and 39 respectively to the financial statements.

Director Compensation continued

Non-executive Director emoluments

Key elements of our Non-executive Director remuneration policy include:

- Remuneration should be sufficient to attract and retain first class non-executive talent.
- Remuneration of Non-executive Directors is (subject to shareholder approval) set by the Board and should be proportional to their contribution towards the interests of the Company.
- Remuneration practice should be consistent with recognised best practice standards for Non-executive Directors' remuneration.
- Remuneration should be in the form of cash fees, payable annually.
- Non-executive Directors do not receive share options from the Company.

Non-executive Directors received no other compensation from the Group except for the fees disclosed below. None of the Non-executive Directors receives any pension benefits from the Company, nor do they participate in any bonus or incentive schemes.

Non-executive Directors (including the Independent non-executive Directors) received fees totalling HK$1,053,479 and the Independent non-executive Chairman received a total annual fee of HK$228,767 for 2009 (Please refer to note 12 to the financial statements).

Director Fees

Director fees are subject to shareholder approval at general meeting. Taking into consideration the level of responsibility, experience and abilities required of the Directors, and fees offered for similar positions in companies competing for the same talent, the fee structure of Directors (approved at annual general meeting (the "AGM") held on 10 May 2005) during the year is as follows:

	Per annum HK$
Board of Directors	
Chairman	140,000
Deputy Chairman	120,000
Director	100,000
Audit Committee	
Chairman	60,000
Member	30,000
Other Committees	
Chairman	30,000
Member	20,000

March 2010 Review

The Committee met in March 2010 to consider and recommend for shareholder approval changes in fee payable to the new Independent non-executive Chairman. Taking into consideration fees paid by benchmarked Hong Kong-listed companies, a fee of HK$400,000 per annum (effective 1 June 2010) will be proposed at the AGM to be held in May 2010. The new level of remuneration, subject to shareholder approval, reflects comparable market information, roles and responsibilities of the new Chairman.

The Committee also recommended to the Board, which in turn approved the payment of a special fee of HK$300,000 to Sir David AKERS-JONES in recognition of the special roles and responsibilities he assumed from October 2009 to March 2010 prior to the appointment of the Chief Executive Officer.

Director Compensation continued

Long-term incentives: Share Option Schemes

The Company has granted options under 2 executive share option schemes. The purpose of both schemes was to strengthen the link between individual staff and shareholder interests. The power of grant to executive Directors is vested in the Emoluments Review Committee and endorsed by all Independent non-executive Directors as required under the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The Chairman or the Managing Director may make grants to management staff below executive Director level.

Key terms of the share option schemes of the Company are summarised as follows:

The 1995 Share Option Scheme (the "1995 Scheme")

The 1995 Scheme was approved by shareholders on 28 April 1995 and had a term of 10 years. It expired on 28 April 2005. All outstanding options granted under the 1995 Scheme will continue to be valid and exercisable in accordance with the provisions of the 1995 Scheme.

As at 31 December 2009, shares issuable under options granted under the 1995 scheme was 96,000 representing less than 0.01% of the issued share capital of the Company.

The maximum entitlement of each participant is substantially below the limit set out under the scheme rules (being 25% of the maximum number of shares in respect of which options may at any time be granted under the 1995 Scheme). For the options granted under the 1995 Scheme currently outstanding, the basis for determining the exercise price is the highest of (i) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date of grant; (ii) the average of the closing prices of the shares as stated in the Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the date of grant; and (iii) the nominal value of the shares. Consideration on each grant of option was HK$1 and was paid within 30 days from the date of grant of option, with full payment for exercise price to be made on exercise of the relevant option.

The 2005 Share Option Scheme (the "2005 Scheme")

The Company adopted the 2005 Scheme at its AGM held on 10 May 2005, which has a term of 10 years and will be expiring on 9 May 2015 (together with the 1995 Scheme are referred to as the "Schemes").

The maximum number of shares in respect of which options may be granted under the 2005 Scheme and any other share option scheme of the Company shall not exceed such number of shares as required under the Listing Rules, currently being 10% of the shares in issue as at 10 May 2005, the date of the AGM approving the 2005 Scheme (being 104,996,365 shares). Under the Listing Rules, a listed issuer may seek approval by its shareholders in general meeting for "refreshing" the 10% limit under the scheme. The limit on the number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the 2005 Scheme and any other share option scheme of the Company must not exceed 30% of the shares in issue from time to time (or such number of shares as required under the Listing Rules). No options may be granted if such grant will result in this 30% limit being exceeded.

The maximum entitlement of each participant under the 2005 Scheme must not during any 12-month period exceed such number of shares as required under the Listing Rules (which is 1% of the total shares in issue as at the date of shareholder approval, being 10,499,636 shares). The exercise price shall be at least the highest of (i) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date of grant; (ii) the average of the closing prices of the shares as stated in the Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the date of grant; and (iii) the nominal value of the shares. Consideration on each grant of option is HK$1 and is required to be paid within 30 days from the date of grant of option, with full payment for exercise price to be made on exercise of the relevant option.

Grant and vesting structures

Under the Company's current policy, grants will be made on a periodic basis. Vesting period is 3 years in equal proportions. Size of grant will be determined by reference to base salary multiple and job grades. A clear performance criterion will be a key driver. The Board will review the grant and vesting structures from time to time.

Movement of share options

During the year, a total of 1,740,000 shares options were granted under the 2005 Scheme.

As at 31 December 2009, an aggregate of 2,647,000 shares are issuable for options granted under the Schemes, representing approximately 0.25% of the issued share capital of the Company.

As at the date of this Report, 98,018,765 shares are issuable under the Schemes representing 9.33% of the issued share capital.

Director Compensation continued

Long-term incentives: Share Option Schemes continued

Movement of share options continued

Details of options granted, exercised, cancelled/lapsed and outstanding under the Schemes during the year are as follows:

Name	Date of grant	Exercise price HK$	Exercisable period *(Note a)*	Balance as at 1.1.2009	Changes during the year: Granted	Exercised	Cancelled/ lapsed *(Note b)*	Balance as at 31.12.2009
1995 Scheme								
Executive Directors								
Wendy Wen Yee YUNG	30.3.2005	15.850	30.3.2005 – 29.3.2015	96,000	–	–	–	96,000
Ricky Tin For TSANG *(Note c)*	30.3.2005	15.850	30.3.2005 – 29.3.2015	80,000	–	(80,000) *(Note d)*	–	–
Eligible employees *(Note e)*	30.3.2005	15.850	30.3.2005 – 29.3.2015	13,000	–	–	(13,000)	–
2005 Scheme								
Executive Directors								
Peter Ting Chang LEE *(Note f)*	6.3.2007	21.380	6.3.2007 – 16.4.2010	235,000	–	–	–	235,000
	13.3.2008	21.450	13.3.2008 – 16.4.2010	260,000	–	–	–	260,000
	11.3.2009	11.760 *(Note g)*	11.3.2009 – 16.4.2010	–	500,000	–	–	500,000
Gerry Lui Fai YIM *(Note h)*	1.12.2009	22.800 *(Note i)*	1.12.2009 – 30.11.2019	–	218,000	–	–	218,000
Wendy Wen Yee YUNG	26.6.2006	20.110	26.6.2006 – 25.6.2016	110,000	–	–	–	110,000
	30.3.2007	21.250	30.3.2007 – 29.3.2017	95,000	–	–	–	95,000
	31.3.2008	21.960	31.3.2008 – 30.3.2018	100,000	–	–	–	100,000
	11.3.2009	11.760 *(Note g)*	11.3.2009 – 10.3.2019	–	300,000	–	–	300,000
Ricky Tin For TSANG *(Note c)*	30.3.2006	22.000	30.3.2006 – 29.3.2016	120,000	–	–	(120,000)	–
	30.3.2007	21.250	30.3.2007 – 29.3.2017	95,000	–	–	(95,000)	–
	31.3.2008	21.960	31.3.2008 – 30.3.2018	100,000	–	–	(100,000)	–
	11.3.2009	11.760 *(Note g)*	11.3.2009 – 10.3.2019	–	250,000	–	(250,000)	–

Director Compensation continued

Long-term incentives: Share Option Schemes continued

Movement of share options continued

Name	Date of grant	Exercise price HK$	Exercisable period *(Note a)*	Balance as at 1.1.2009	Changes during the year: Granted	Exercised	Cancelled/ lapsed *(Note b)*	Balance as at 31.12.2009
2005 Scheme continued								
Eligible employees *(Note e)*	30.3.2006	22.000	30.3.2006 – 29.3.2016	67,000	–	–	(44,000)	23,000
	6.3.2007	21.380	6.3.2007 – 30.6.2009	108,000	–	–	(108,000)	–
	30.3.2007	21.250	30.3.2007 – 29.3.2017	73,000	–	–	(42,000)	31,000
	31.3.2008	21.960	31.3.2008 – 30.3.2018	164,000	–	–	(76,000)	88,000
	2.5.2008	23.900	2.5.2008 – 1.5.2018	95,000	–	–	–	95,000
	9.9.2008	21.300	9.9.2008 – 8.9.2018	85,000	–	–	(85,000)	–
	2.10.2008	20.106	2.10.2008 – 1.10.2018	85,000	–	–	–	85,000
	31.3.2009	13.300 *(Note j)*	31.3.2009 – 30.3.2019	–	472,000	–	(61,000)	411,000
				1,981,000	1,740,000	(80,000)	(994,000)	2,647,000

Notes:

(a) Save otherwise stated, all options granted have a vesting period of 3 years in equal proportions.

(b) The options lapsed during the year upon resignations or retirement of certain Director and eligible employees.

(c) Ricky Tin For TSANG resigned as Executive Director, Finance on 29 September 2009.

(d) The weighted average closing price of the shares of the Company immediately before the date on which the options were exercised was HK$19.240.

(e) Eligible employees are working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance.

(f) Peter Ting Chang LEE passed away on 17 October 2009. The legal personal representative(s) of Peter Ting Chang LEE will be entitled to exercise the outstanding options until 16 April 2010.

(g) The closing price of the shares of the Company immediately before the date of grant (i.e. as of 10 March 2009) was HK$11.180.

(h) Gerry Lui Fai YIM was appointed Executive Director on 1 December 2009.

(i) The closing price of the shares of the Company immediately before the date of grant (i.e. as of 30 November 2009) was HK$22.250.

(j) The closing price of the shares of the Company immediately before the date of grant (i.e. as of 30 March 2009) was HK$12.900.

Apart from the above, the Company had not granted any share option under the Schemes to any other persons as required to be disclosed under Rule 17.07 of the Listing Rules.

Particulars of the Schemes are set out in note 39 to the financial statements.

Director Compensation continued

Long-term incentives: Share Option Schemes continued

Value of share options

Pursuant to Rule 17.08 of the Listing Rules, the value of the share options granted during the year is as follows to be expensed through the Group's income statement over the three-year vesting period of the options.

The fair values of share options granted by the Company were determined by using Black-Scholes option pricing model (the "Model"). The Model is one of the commonly used models to estimate the fair value of an option. The variables and assumptions used in computing the fair value of the share options are based on the management's best estimate. The value of an option varies with different variables of a number of subjective assumptions. Any change in the variables so adopted may materially affect the estimation of the fair value of an option. The inputs into the Model were as follows:

Date of grant	1.12.2009	31.3.2009	11.3.2009
Closing share price at the date of grant	HK$22.800	HK$13.100	HK$11.760
Exercise price	HK$22.800	HK$13.300	HK$11.760
Risk free rate *(Note a)*	2.16%	1.94%	1.97%
Expected life of option *(Note b)*	10 years	10 years	10 years
Expected volatility *(Note c)*	35.09%	47.74%	48.24%
Expected dividend per annum *(Note d)*	HK$0.526	HK$0.526	HK$0.526
Estimated fair values per share option	HK$8.560	HK$4.299	HK$3.671

Notes:

(a) Risk free rate: being the approximate yields of 10-year Exchange Fund Notes traded on the date of grant, matching the expected life of each option.

(b) Expected life of option: being the period of 10 years commencing on the date of grant, based on management's best estimates for the effects of non-transferability, exercise restriction and behavioural consideration.

(c) Expected volatility: being the approximate historical volatility of closing prices of the shares of the Company in the past one year immediately before the date of grant, except for the options granted on or after 1 December 2009 which the management considered that it was more appropriate that the expected volatility should be the approximate historical volatility of closing prices of the shares of the Company in the past 10 years immediately before the date of grant in order to match the expected life of the options of 10 years.

(d) Expected dividend per annum: being the approximate average annual cash dividend for the past five financial years.

Service Contracts

No Director proposed for re-election at the forthcoming AGM has a service contract with the Company or any of its subsidiaries that is not determinable by the Group within 1 year without payment of compensation (other than statutory compensation).

Directors' Interests in Shares

As at 31 December 2009, the interests and short positions of the Directors in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO; or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code"), are set out below:

Aggregate long positions in shares and underlying shares of the Company

	Number of ordinary shares held					
Name	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% of the issued share capital *(Note a)*
Fa-kuang HU	–	–	200,000 *(Note b)*	–	200,000	0.019
Hans Michael JEBSEN	60,000	–	2,433,371 *(Note c)*	–	2,493,371	0.237
Chien LEE	800,000	–	–	–	800,000	0.076
Deanna Ruth Tak Yung RUDGARD	1,871,600	–	–	–	1,871,600	0.178
Geoffrey Meou-tsen YEH	277,016	–	–	–	277,016	0.026
Wendy Wen Yee YUNG	28,000	–	–	–	28,000	0.003

Notes:

(a) This percentage has been compiled based on the total number of shares of the Company in issue (i.e. 1,050,608,090 ordinary shares) as at 31 December 2009.

(b) Such shares were held by a company which was wholly-owned by Fa-kuang HU and he was deemed to have a beneficial interest in all these shares.

(c) Such shares were held through a corporation in which Hans Michael JEBSEN was a member entitled to exercise not less than one-third of the voting power at general meeting.

Certain executive Directors of the Company have been granted share options under the Schemes (details are set out in the section headed "Long-term incentives: Share Option Schemes" above). These constitute interests in underlying shares of equity derivatives of the Company under the SFO.

Aggregate long positions in shares of associated corporations

Listed below is a Director's interest in the shares of Barrowgate Limited ("Barrowgate"), a 65.36% subsidiary of the Company:

	Number of ordinary shares held			
Name	Corporate interests	Other interests	Total	% of the issued share capital
Hans Michael JEBSEN	1,000	–	1,000	10 *(Note)*

Note:

Jebsen and Company Limited ("Jebsen and Company") held a 10% interest in the issued share capital in Barrowgate through a wholly-owned subsidiary. Hans Michael JEBSEN was deemed to be interested in the shares of Barrowgate by virtue of being a controlling shareholder of Jebsen and Company.

Apart from the above, no other interest or short position in the shares, underlying shares or debentures of the Company or any associated corporations as at 31 December 2009 were recorded in the register required to be kept under Section 352 of the SFO; or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Compliance of the Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted the Model Code set out in Appendix 10 to the Listing Rules as its own code of conduct regarding Director's securities transactions. All Directors have confirmed, following specific enquiry by the Company, that they have complied with the required standards set out in the Model Code throughout the year.

Directors' Interests in Contracts

During the year, certain Directors have interests, directly or indirectly, in contracts with the Group. These contracts constitute Related Party Transactions, Connected Transactions or Contracts of Significance under applicable accounting or regulatory rules (details are disclosed in the Directors' Report).

Directors' Interests in Competing Business

The Group is engaged principally in the property investment, development and management of high quality investment properties in Hong Kong. The following Directors (excluding Independent non-executive Directors) are considered to have interests in other activities (the "Deemed Competing Business") that compete or are likely to compete with the said core business of the Group, all within the meaning of the Listing Rules:

(i) Anthony Hsien Pin LEE, Chien LEE, Michael Tze Hau LEE and Dr. Deanna Ruth Tak Yung RUDGARD are members of the founding Lee family whose range of general investment activities include property investments in Hong Kong and overseas. In light of the size and dominance of the portfolio of the Group, such disclosed Deemed Competing Business is considered immaterial.

(ii) Hans Michael JEBSEN and his alternate, Kam Wing LI, hold the offices of directors in each of Jebsen and Company and Jebsen China Services Limited and some of their subsidiaries, of which their business activities include, inter alia, investment holding and property investment in both the People's Republic of China and Hong Kong. Mr. Jebsen is also a substantial shareholder of the companies.

Mr. Jebsen is an independent non-executive director of The Wharf (Holdings) Limited whose business includes, inter alia, property investment, development and management in both the People's Republic of China and Hong Kong.

(iii) Chien LEE is an independent non-executive director of Swire Pacific Limited whose business includes, inter alia, property investment and trading in Hong Kong, the People's Republic of China and the United States of America.

The Company's management team is separate and independent from that of the companies identified above. In addition, the relevant Directors have non-executive roles and are not involved in the Company's day-to-day operations and management.

For the reasons stated above, and coupled with the diligence of the Group's Independent non-executive Directors and the Audit Committee, the Group is capable of carrying on its business independent of and at arm's length from the Deemed Competing Business.

By Order of the Board
Wendy W.Y. YUNG
Executive Director and Company Secretary

Hong Kong, 10 March 2010

AUDIT COMMITTEE REPORT

The Audit Committee has 3 members (with a majority of Independent non-executive Directors). Currently, it is chaired by Nicholas Charles ALLEN, Independent non-executive Director and the other members are Dr. Geoffrey Meou-tsen YEH, Independent non-executive Director and Chien LEE, Non-executive Director.

Under its terms of reference, the Committee oversees the Company's financial reporting process; it also reviews the Company's internal controls and risk management systems and its relationship with external auditor. Effective from 1 January 2009, the Committee's terms of reference was revised in light of the changes to the Listing Rules. The Committee also has the responsibility to review the adequacy of resources, qualifications and experience of staff of the Group's accounting and financial reporting function, and their training programmes and budget. The Committee presents a report to the Board on its findings after each Committee meeting.

The Committee held 2 meetings during the year, on 9 March and 10 August 2009. The meeting held in March 2009 was attended by Sir David AKERS-JONES and Tom BEHRENS-SORENSEN whilst the meeting held in August 2009 was attended by Sir David AKERS-JONES and Chien LEE to consider the financial statements for the 2008 annual report and 2009 interim report respectively. The Committee last met on 9 March 2010 to consider the financial statements for the year ended 31 December 2009.

Details on the meeting held in March 2009 were set out in the 2008 Annual Report. Significant matters, as reviewed and discussed in the other meetings, include the following:

Financial Reporting

In the process of financial reporting, management is responsible for the preparation of Group financial statements including the selection of suitable accounting policies. The external auditor is responsible for auditing and attesting to Group financial statements and evaluating the Group's system of internal controls in such regard. The Committee oversees the respective work of management and the external auditor to endorse the processes and safeguards employed by them.

- August 2009 : The Committee reviewed and recommended to the Board for approval the unaudited financial statements for the first 6 months of 2009, prior to public announcement and filing. The Committee received reports from and met with the external auditor to discuss the scope of their review and findings. The Committee had discussions with management on significant judgments affecting Group's financial statements.
- March 2010 : The Committee reviewed and discussed with management and external auditor the 2009 financial statements included in the 2009 Annual Report, prior to public announcement and filing. The Committee received reports from and met with external auditor and internal auditor to discuss the general scope of their respective work and findings. The Committee had discussions with management with regard to significant judgments affecting the Group financial statements. Based on these review and discussions, and the report of the external auditor, the Audit Committee recommended to the Board approval of the financial statements for the year ended 31 December 2009, with the Independent Auditor's Report thereon.

Review of Internal Controls and Risk Management Systems

- August 2009 : The Committee considered the report of internal audit, including status in implementing recommendations on previous audits and was satisfied.
- March 2010 : For 2009 annual internal controls review, the Committee considered reports from and upon receiving confirmation of management and internal audit, was satisfied as to the effectiveness of the Company's internal controls system (including the adequacy of resources, qualifications and experience of staff of the Group's accounting and financial reporting function, and their training programmes and budget). There were no matters of material concerns relating to financial, operational, or compliance controls.

Relationship with External Auditor

- August 2009 : The Committee reviewed and considered the terms of engagement of the external auditor in respect of the 2009 annual audit and the related results announcement and annual confirmation.
- March 2010 : The Committee assessed the auditor's independence and objectivity. Factors considered include the arrangement for lead audit partner rotation, and the provision of non-audit services by the auditor. The Committee recommended to the Board that the shareholders be asked to re-appoint Deloitte Touche Tohmatsu as the Group's external auditor for 2010.

  The Committee also reviewed and considered the terms of engagement of the external auditor in respect of the 2010 interim results review.

  For the year ended 31 December 2009, external auditor received a total fee of HK$2,054,000 (audit services: HK$1,810,000 and non-audit services: HK$244,000).

Members of the Audit Committee
Nicholas Charles ALLEN *(Chairman)*
Chien Lee
Dr. Geoffrey Meou-tsen YEH

Hong Kong, 10 March 2010

4

FINANCIAL STATEMENTS AND VALUATION

DIRECTORS' RESPONSIBILITIES FOR THE FINANCIAL STATEMENTS

The Companies Ordinance requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group as at the end of the financial year and of their respective profit or loss for the year then ended. In preparing the financial statements, the Directors are required to:

(a) select suitable accounting policies and apply them on a consistent basis, making judgments and estimates that are prudent, fair and reasonable;

(b) state the reasons for any significant departure from accounting standards; and

(c) prepare the financial statements on the going concern basis, unless it is not appropriate to presume that the Company and the Group will continue in business for the foreseeable future.

The Directors are responsible for keeping proper accounting records, for safeguarding the assets of the Company and of the Group and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Deloitte.
德勤

To the Members of Hysan Development Company Limited

(incorporated in Hong Kong with limited liability)

We have audited the financial statements of Hysan Development Company Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 84 to 150, which comprise the consolidated and Company's statements of financial position as at 31 December 2009, and the consolidated income statement, the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2009 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

10 March 2010

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2009

	Notes	2009 HK$ million	2008 HK$ million
Turnover	4	1,680	1,638
Property expenses		(235)	(217)
Gross profit		1,445	1,421
Investment income	6	38	63
Other gains and losses	7	(3)	146
Administrative expenses		(133)	(134)
Finance costs	8	(131)	(155)
Change in fair value of investment properties		1,249	(212)
Share of results of associates		768	590
Profit before taxation		3,233	1,719
Taxation	9	(396)	(1)
Profit for the year	10	2,837	1,718
Profit for the year attributable to:			
Owners of the Company		2,716	1,594
Minority interests		121	124
		2,837	1,718
Earnings per share (expressed in HK cents)	15		
Basic		259.60	153.37
Diluted		259.50	153.36

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December 2009

	Note	2009 HK$ million	2008 HK$ million
Profit for the year		2,837	1,718
Other comprehensive income:	11		
Fair value gains (losses) on available-for-sale investments		37	(1,351)
Fair value gains (losses) on cash flow hedges		5	(28)
Gain on revaluation of properties held for own use		1	3
Share of translation reserve of an associate		(1)	155
Other comprehensive income (expense) for the year (net of tax)		42	(1,221)
Total comprehensive income for the year		2,879	497
Total comprehensive income attributable to:			
Owners of the Company		2,758	373
Minority interests		121	124
		2,879	497

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

At 31 December 2009

	Notes	2009 HK$ million	2008 HK$ million
Non-current assets			
Investment properties	16	37,363	35,850
Property, plant and equipment	17	81	80
Prepaid lease payments	18	121	123
Investments in associates	20	2,517	1,750
Available-for-sale investments	21	1,002	1,022
Other financial assets	22	177	242
Other receivables		31	29
		41,292	39,096
Current assets			
Accounts receivable and other receivables	23	83	94
Amount due from an associate	25	369	590
Other financial assets	22	120	41
Short-term investments	26	–	700
Time deposits	27	1,945	964
Cash and bank balances	27	39	51
		2,556	2,440
Current liabilities			
Accounts payable and accruals	28	314	320
Rental deposits from tenants		127	158
Amounts due to minority shareholders	29	327	327
Borrowings	30	400	550
Taxation payable		45	351
		1,213	1,706
Net current assets		1,343	734
Total assets less current liabilities		42,635	39,830
Non-current liabilities			
Borrowings	30	3,491	3,201
Other financial liabilities	22	36	41
Rental deposits from tenants		273	230
Deferred taxation	31	3,881	3,648
		7,681	7,120
Net assets		34,954	32,710
Capital and reserves			
Share capital	32	5,253	5,206
Reserves		28,415	26,263
Equity attributable to owners of the Company		33,668	31,469
Minority interests		1,286	1,241
Total equity		34,954	32,710

The consolidated financial statements on pages 84 to 150 were approved and authorised for issue by the Board of Directors on 10 March 2010 and are signed on its behalf by:

David AKERS-JONES
Director

Gerry L.F. YIM
Director

STATEMENT OF FINANCIAL POSITION
At 31 December 2009

	Notes	2009 HK$ million	2008 HK$ million
Non-current assets			
Property, plant and equipment	17	8	5
Investments in subsidiaries	19	–	–
Available-for-sale investments	21	2	2
Other receivables		–	1
		10	8
Current assets			
Other receivables		4	3
Amounts due from subsidiaries	24	12,743	12,869
Time deposits	27	566	100
Cash and bank balances	27	8	41
		13,321	13,013
Current liabilities			
Other payable and accruals		34	31
Amounts due to subsidiaries	24	192	59
Taxation payable		3	40
		229	130
Net current assets		13,092	12,883
Net assets		13,102	12,891
Capital and reserves			
Share capital	32	5,253	5,206
Reserves	33	7,849	7,685
Total equity		13,102	12,891

The financial statements on pages 84 to 150 were approved and authorised for issue by the Board of Directors on 10 March 2010 and are signed on its behalf by:

David AKERS-JONES
Director

Gerry L.F. YIM
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2009

	Attributable to owners of the Company			
	Share capital HK$ million	Share premium HK$ million	Share options reserve HK$ million	Capital redemption reserve HK$ million
At 1 January 2008	5,187	1,541	6	276
Profit for the year	–	–	–	–
Change in fair value of available-for-sale investments	–	–	–	–
Transfer to profit and loss on disposal of available-for-sale investments	–	–	–	–
Change in fair value of derivatives designated as cash flow hedge	–	–	–	–
Transfer to profit and loss for cash flow hedges	–	–	–	–
Gain on revaluation of properties held for own use	–	–	–	–
Deferred taxation arising on revaluation of properties held for own use	–	–	–	–
Share of reserve of an associate	–	–	–	–
Total comprehensive income (expense) for the year	–	–	–	–
Issue of shares pursuant to scrip dividend schemes	18	63	–	–
Issue of shares under share option schemes	1	2	(1)	–
Recognition of equity-settled share-based payments	–	–	5	–
Forfeiture of share options	–	–	(1)	–
Dividends paid during the year *(note 14)*	–	–	–	–
At 31 December 2008	5,206	1,606	9	276
Profit for the year	–	–	–	–
Change in fair value of available-for-sale investments	–	–	–	–
Transfer to profit and loss on disposal of available-for-sale investments	–	–	–	–
Change in fair value of derivatives designated as cash flow hedge	–	–	–	–
Transfer to profit and loss for cash flow hedges	–	–	–	–
Gain on revaluation of properties held for own use	–	–	–	–
Share of reserve of an associate	–	–	–	–
Total comprehensive income (expense) for the year	–	–	–	–
Issue of shares pursuant to scrip dividend schemes	47	96	–	–
Issue of shares under share option schemes	–	1	–	–
Recognition of equity-settled share-based payments	–	–	6	–
Forfeiture of share options	–	–	(5)	–
Dividends paid during the year *(note 14)*	–	–	–	–
At 31 December 2009	5,253	1,703	10	276

Attributable to owners of the Company								
General reserve HK$ million	Investments revaluation reserve HK$ million	Hedging reserve HK$ million	Properties revaluation reserve HK$ million	Translation reserve HK$ million	Retained profits HK$ million	Total HK$ million	Minority interests HK$ million	Total HK$ million
100	2,123	1	9	(1)	22,410	31,652	1,196	32,848
–	–	–	–	–	1,594	1,594	124	1,718
–	(1,165)	–	–	–	–	(1,165)	–	(1,165)
–	(186)	–	–	–	–	(186)	–	(186)
–	–	(31)	–	–	–	(31)	–	(31)
–	–	3	–	–	–	3	–	3
–	–	–	4	–	–	4	–	4
–	–	–	(1)	–	–	(1)	–	(1)
–	–	–	–	155	–	155	–	155
–	(1,351)	(28)	3	155	1,594	373	124	497
–	–	–	–	–	–	81	–	81
–	–	–	–	–	–	2	–	2
–	–	–	–	–	–	5	–	5
–	–	–	–	–	1	–	–	–
–	–	–	–	–	(644)	(644)	(79)	(723)
100	772	(27)	12	154	23,361	31,469	1,241	32,710
–	–	–	–	–	2,716	2,716	121	2,837
–	40	–	–	–	–	40	–	40
–	(3)	–	–	–	–	(3)	–	(3)
–	–	(12)	–	–	–	(12)	–	(12)
–	–	17	–	–	–	17	–	17
–	–	–	1	–	–	1	–	1
–	–	–	–	(1)	–	(1)	–	(1)
–	37	5	1	(1)	2,716	2,758	121	2,879
–	–	–	–	–	–	143	–	143
–	–	–	–	–	–	1	–	1
–	–	–	–	–	–	6	–	6
–	–	–	–	–	5	–	–	–
–	–	–	–	–	(709)	(709)	(76)	(785)
100	809	(22)	13	153	25,373	33,668	1,286	34,954

CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended 31 December 2009

	2009 HK$ million	2008 HK$ million
Operating activities		
Profit before taxation	3,233	1,719
Adjustments for:		
Other gains and losses	3	(146)
Finance costs	131	155
Change in fair value of investment properties	(1,249)	212
Share of results of associates	(768)	(590)
Dividend income	(27)	(48)
Interest income	(11)	(15)
Depreciation of property, plant and equipment	6	6
Amortisation of prepaid lease payments	1	–
Share-based payment expenses	6	5
Operating cash flows before movements in working capital	1,325	1,298
Increase in accounts receivable and other receivables	(2)	(17)
Increase in held-for-trading investments	–	(56)
Increase in accounts payable and accruals	14	23
Decrease in equity derivatives	–	65
Increase in rental deposits from tenants	12	49
Cash generated from operations	1,349	1,362
Hong Kong profits tax paid	(469)	(189)
Hong Kong profits tax refund	–	6
Net cash from operating activities	880	1,179
Investing activities		
Interest received	8	12
Dividends received from available-for-sale investments	27	48
Proceeds on disposal of available-for-sale investments	44	272
Proceeds upon maturity of principal-protected deposits	40	78
Repayment from associates	221	6
Payments in respect of investment properties	(242)	(345)
Purchases of property, plant and equipment	(8)	(5)
Additions to principal-protected deposits	(112)	–
Increase in time deposits with original maturity over three months	(1,551)	–
Net cash (used in) from investing activities	(1,573)	66

	Note	2009 HK$ million	2008 HK$ million
Financing activities			
Interest paid		(119)	(125)
Bank charges		(4)	(8)
Medium Term Note Programme expenses		(1)	(1)
Payment for front-end fees		(1)	(4)
Payment for hedging expenses		(2)	(2)
Dividends paid		(566)	(562)
Dividends paid to minority shareholders of a subsidiary		(76)	(79)
Repayment of bank loans		(70)	–
Repayment of floating rate notes		(550)	–
New bank loans		599	200
Issue of fixed rate notes		–	565
Issue of floating rate notes		200	–
Proceeds on exercise of share options		1	2
Net cash used in financing activities		(589)	(14)
Net (decrease) increase in cash and cash equivalents		(1,282)	1,231
Cash and cash equivalents at 1 January		1,715	484
Cash and cash equivalents at 31 December	27	433	1,715

These financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as explained in the accounting policies set out below.

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. In addition, these financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The principal accounting policies adopted are as follows:

1. Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

2. Investments in Subsidiaries

Investments in subsidiaries are included in the Company's statement of financial position at cost less any identified impairment loss. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable during the year.

3. Investments in Associates

An associate is an entity over which the Group or the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results, assets and liabilities of associates are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated statement of financial position at cost as adjusted for post-acquisition changes in the Group's share of the net assets of the associates, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

4. Investment Properties

Investment properties are properties held to earn rental and/or for capital appreciation.

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured at their fair values using the fair value model. Gains or losses arising from changes in the fair value of investment properties are included in profit or loss for the period in which they arise. If an investment property becomes an item of property, plant and equipment because its use has changed as evidenced by commencement of owner-occupation, the property's deemed cost for subsequent accounting is its fair value at the date of change in use.

4. Investment Properties continued

Construction costs incurred for investment properties under construction are capitalised as part of the carrying amount of the investment properties under construction. Investment properties under construction are measured at fair value at the end of the reporting period. Any difference between the fair value of the investment properties under construction and their carrying amount is recognised in profit or loss in the period in which they arise.

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from its disposals. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement in the year in which the item is derecognised.

5. Property, Plant and Equipment

Property, plant and equipment are stated at cost or fair value less subsequent accumulated depreciation and accumulated impairment losses.

Land and buildings held for use in the production or supply of goods or services, or for administrative purposes, are stated in the consolidated statement of financial position at their revalued amounts, being the fair values at the date of revaluation less any subsequent accumulated depreciation and any subsequent accumulated impairment losses. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the end of the reporting period.

Any revaluation increase arising on revaluation of land and buildings is recognised in other comprehensive income and accumulated in the properties revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised in profit or loss, in which case the increase is credited to profit or loss to the extent of the decrease previously charged. A decrease in net carrying amount arising on revaluation of an asset is recognised in profit or loss to the extent that it exceeds the balance, if any, on the properties revaluation reserve relating to a previous revaluation of that asset. On the subsequent sale or retirement of a revalued asset, the attributable revaluation surplus is transferred to retained profits.

Depreciation is provided to write off the cost or fair value of items of property, plant and equipment over their estimated useful lives and after taking into account of their estimated residual value, using the straight-line method.

If an item of property, plant and equipment and the relevant leasehold land becomes an investment property because its use has changed as evidenced by end of owner-occupation, any difference between the carrying amount and the fair value of that item at the date of transfer is recognised in other comprehensive income and accumulated in property revaluation reserve. On the subsequent sale or retirement of the asset, the relevant revaluation reserve will be transferred directly to retained profits.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in profit or loss in the period in which the item is derecognised.

6. Prepaid Lease Payments

The land and buildings elements of a lease of land and buildings are considered separately for the purpose of lease classification. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are classified as prepaid lease payments, which are carried at cost less subsequent accumulated amortisation and accumulated impairment losses, and is amortised to the consolidated income statement on a straight-line basis over the terms of relevant land leases except for those that are classified and accounted for as investment properties under the fair value model and those transferred from investment properties to property, plant and equipment.

7. Impairment of Non-Financial Assets

At the end of each reporting period, the Group and the Company review the carrying amounts of their assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

7. Impairment of Non-Financial Assets continued

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

8. Financial Instruments

Financial assets and financial liabilities are recognised in the statement of financial position when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

(a) Financial assets

The Group's financial assets are classified into one of the four categories, including (i) financial assets at fair value through profit or loss ("FVTPL"), (ii) loans and receivables, (iii) held-to-maturity investments and (iv) available-for-sale financial assets. The Company's financial assets are classified into (i) loans and receivables and (ii) available-for-sale financial assets. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

(i) Financial assets at FVTPL

Financial assets are classified as at FVTPL where the financial asset is either held for trading or it is designated as at FVTPL.

A financial asset is classified as held for trading if it has been acquired principally for the purpose of selling in the near future or it is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than the one held for trading may be designated as at FVTPL upon initial recognition if it contains one or more embedded derivatives and HKAS 39 permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial assets at FVTPL are measured at fair value, with changes in fair value arising from remeasurement recognised directly in profit or loss in the period in which they arise. The net gain or loss recognised in profit or loss includes any dividend or interest earned on the financial asset.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At the end of each reporting period subsequent to initial recognition, loans and receivables (including accounts receivable and other receivables, amounts due from subsidiaries, amount due from an associate, time deposits and bank balances) are carried at amortised cost using the effective interest method, less any identified impairment losses (see accounting policy on impairment of financial assets below).

(iii) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. The Group designated listed debt securities, which are denominated in Hong Kong dollars and US dollars (see note 26 of the notes to the financial statements section), as held-to-maturity investments. At the end of each reporting period subsequent to initial recognition, held-to-maturity investments are measured at amortised cost using the effective interest method, less any identified impairment losses (see accounting policy on impairment of financial assets below).

8. Financial Instruments continued

(a) Financial assets continued

(iv) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated as such or not classified as financial assets at FVTPL, loans and receivables or held-to-maturity investments. The Group and the Company designated investments in equity securities and club debentures (if any) as available-for-sale financial assets. At the end of each reporting period subsequent to initial recognition, available-for-sale financial assets (including certain equity securities investments and club debentures) are measured at fair value. Changes in fair value are recognised in equity in the investments revaluation reserve until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss (see accounting policy on impairment of financial assets below).

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, they are measured at cost less any identified impairment losses at the end of each reporting period subsequent to initial recognition (see accounting policy on impairment of financial assets below).

(v) Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or, where appropriate, a shorter period to the net carrying amount on initial recognition.

Interest income is recognised on an effective interest basis for debt instruments, other than those financial assets classified as at FVTPL, of which interest income is included in net gains or losses.

(vi) Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been impacted.

For an available-for-sale equity investment, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment.

For all other financial assets, objective evidence of impairment could include:

- significant financial difficulty of the issuer or counterparty; or
- default or delinquency in interest or principal payments; or
- it becoming probable that the borrower will enter bankruptcy or financial re-organisation.

For certain categories of financial asset, such as accounts receivable, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group's past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period, observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortised cost, an impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of accounts receivable and amounts due from subsidiaries and an associate, where the carrying amount is reduced through the use of an allowance account (if any). Changes in the carrying amount of the allowance account are recognised in profit or loss. When an account receivable or an amount due from a subsidiary or an associate is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

8. Financial Instruments continued

(a) Financial assets continued

(vi) Impairment of financial assets continued

For financial assets measured at amortised cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses was recognised, the previously recognised impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date of impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Impairment losses on available-for-sale equity investments will not be reversed in profit or loss in subsequent periods. Any increase in fair value subsequent to impairment loss is recognised directly in other comprehensive income and accumulated in investment revaluation reserve. For available-for-sale debt investments, impairment losses are subsequently reversed if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

(vii) Derecognition of financial assets

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group or the Company has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised in other comprehensive income is recognised in profit or loss.

(b) Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group or the Company after deducting all of its liabilities. The Group's financial liabilities are generally classified into (i) financial liabilities at FVTPL and (ii) other financial liabilities. The Company's financial liabilities are generally classified into other financial liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

(i) Financial liabilities at FVTPL

Financial liabilities at FVTPL, that are classified as held for trading, comprise derivatives that are not designated and effective as hedging instruments.

Financial liabilities at FVTPL are measured at fair value, with changes in fair value arising on remeasurement recognised directly in profit or loss in the period in which they arise. The net gain or loss recognised in profit or loss includes any interest paid on the financial liabilities.

(ii) Other financial liabilities

Other financial liabilities (including accounts payable and accruals, other payable, amounts due to subsidiaries, amounts due to minority shareholders and borrowings) are subsequently measured at amortised cost, using the effective interest method.

(iii) Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Consideration paid to repurchase the Company's own equity instruments are deducted from equity. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Company's own equity instruments.

(iv) Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Interest expense is recognised on an effective interest basis for financial liabilities, other than those financial liabilities classified as at FVTPL, of which the interest expense is included in net gains or losses.

8. Financial Instruments continued

(b) Financial liabilities and equity continued

(v) Derecognition of financial liabilities

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

(c) Derivative financial instruments and hedging

Derivatives are initially recognised at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair values at the end of each reporting period. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

(d) Embedded derivatives

Derivatives embedded in non-derivative host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at fair value with changes in fair value recognised in profit or loss.

(e) Hedge accounting

The Group designates certain derivatives as hedging instruments as either fair value hedge or cash flow hedge.

At the inception of the hedging relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

(i) Fair value hedges

Changes in the fair values of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss immediately, together with any changes in the fair values of the hedged items that are attributable to the hedged risk. The adjustment to the carrying amount of the hedged item for which the effective interest is used is amortised to profit or loss when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged. The adjustment is based on a recalculated effective interest rate at the date the amortisation begins.

Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting.

(ii) Cash flow hedges

The effective portion of changes in the fair values of derivatives that are designated and qualify as cash flow hedges are recognised in other comprehensive income (hedging reserve). The gain or loss relating to the ineffective portion is recognised immediately in profit or loss as other gains or losses.

Amounts previously recognised in other comprehensive income and accumulated in equity (hedging reserve) are reclassified to profit or loss in the periods when the hedged item is recognised in profit or loss.

Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss accumulated in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss accumulated in equity is recognised immediately in profit or loss.

9. Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable.

Rental income is recognised on a straight-line basis over the term of the relevant lease.

Management fee income and security service income are recognised when services are rendered.

Dividend income from investments including financial assets at FVTPL is recognised when the shareholders' right to receive payments has been established.

Interest income from a financial asset excluding financial assets at FVTPL is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount on initial recognition.

10. Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

(a) The Group as lessor

Rental income from operating leases is recognised in profit or loss on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense on a straight-line basis over the lease term.

(b) The Company as lessee

Operating lease payments, including the leasehold interests in land, are recognised as an expense on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

11. Foreign Currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognised in other comprehensive income and accumulated in equity and will be reclassified from equity to profit or loss on disposal of the foreign operation.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Group (i.e. Hong Kong dollars) at the rate of exchange prevailing at the end of the reporting period, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised in other comprehensive income and accumulated in equity (the translation reserve).

12. Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

13. Retirement Benefit Costs

Payments to the Mandatory Provident Fund Scheme are charged as an expense when employees have rendered service entitling them to the contributions.

14. Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

(a) Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's or the Company's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

(b) Deferred tax

Deferred tax is recognised on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences associated with investments in subsidiaries and associates, except where the Group or the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognised to the extent that is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reserve in the forseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised, based on tax rate (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax is recognised in profit or loss, except when it relates to items that are recognised in other comprehensive income or directly in equity, in which case the deferred tax is also recognised in other comprehensive income or directly in equity respectively.

15. Equity-Settled Share-Based Payment Transactions

Share options granted to employees

The fair value of services received determined by reference to the fair value of share options granted at the grant date is expensed on a straight-line basis over the vesting period, with a corresponding increase in equity (share options reserve).

At the end of each reporting period, the Group and the Company revise their estimates of the number of options that are expected to ultimately vest. The impact of the revision of the estimates during the vesting period, if any, is recognised in profit or loss, with a corresponding adjustment to share options reserve.

At the time when the share options are exercised, the amount previously recognised in share options reserve will be transferred to share premium. When the share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognised in share options reserve will be transferred to retained profits.

1. General

The Company is a public listed company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The addresses of the registered office and principal place of business of the Company are disclosed in the "Shareholder Information" section of the annual report.

The principal activities of the Company and its subsidiaries (collectively referred to as the "Group") are property investment, management and development.

These financial statements are presented in Hong Kong dollars, which is the same as the functional currency of the Company.

2. Application of New and Revised Hong Kong Financial Reporting Standards ("HKFRSs")

In the current year, the Group and the Company had applied a number of new and revised Standards, Amendments to Standards and Interpretations ("new and revised HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

Except as described below, the adoption of these new and revised HKFRSs had no material effect on the financial statements of the Group or the Company for the current and/or prior accounting years. Accordingly, no prior year adjustment has been required.

HKAS 1 (Revised 2007) – Presentation of Financial Statements

HKAS 1 (Revised 2007) has introduced terminology changes (including revised titles for the financial statements) and changes in the format and content of the financial statements.

HKFRS 8 – Operating Segments

HKFRS 8 is a disclosure Standard that has resulted in a disclosure of the Group's reportable segments (see note 5).

Amendments to HKFRS 7 – Financial Instruments: Disclosures

The amendments to HKFRS 7 expand the disclosures required in relation to fair value measurements in respect of financial instruments which are measured at fair value. The amendments also amend the disclosures required in relation to liquidity risk. The Group has not provided comparative information for the expanded disclosures in accordance with the transitional provision set out in the amendments.

The Group and the Company have not early applied the following new and revised Standards, Amendments to Standards or Interpretations that have been issued but are not yet effective.

HKFRSs (Amendments)	Amendments to HKFRS 5 as part of Improvements to HKFRSs 2008[1]
HKFRSs (Amendments)	Improvements to HKFRSs 2009[2]
HKAS 24 (Revised)	Related Party Disclosures[3]
HKAS 27 (Revised)	Consolidated and Separate Financial Statements[1]
HKAS 32 (Amendment)	Classification of Rights Issues[4]
HKAS 39 (Amendment)	Eligible Hedged Items[1]
HKFRS 1 (Amendment)	Additional Exemptions for First-time Adopters[5]
HKFRS 1 (Amendment)	Limited Exemption from Comparative HKFRS 7 Disclosure for First-time Adopters[6]
HKFRS 2 (Amendment)	Group Cash-settled Share-based Payment Transactions[5]
HKFRS 3 (Revised)	Business Combinations[1]
HKFRS 9	Financial Instruments[7]
HK(IFRIC) – Int 14 (Amendment)	Prepayments of a Minimum Funding Requirement[3]
HK(IFRIC) – Int 17	Distribution of Non-cash Assets to Owners[1]
HK(IFRIC) – Int 19	Extinguishing Financial Liabilities with Equity Instruments[6]

[1] Effective for annual periods beginning on or after 1 July 2009.
[2] Amendments that are effective for annual periods beginning on or after 1 July 2009 or 1 January 2010, as appropriate.
[3] Effective for annual periods beginning on or after 1 January 2011.
[4] Effective for annual periods beginning on or after 1 February 2010.
[5] Effective for annual periods beginning on or after 1 January 2010.
[6] Effective for annual periods beginning on or after 1 July 2010.
[7] Effective for annual periods beginning on or after 1 January 2013.

2. Application of New and Revised Hong Kong Financial Reporting Standards ("HKFRSs") continued

HKFRS 9 "Financial Instruments" introduces new requirements for the classification and measurement of financial assets and will be effective from 1 January 2013, with earlier application permitted. The Standard requires all recognised financial assets that are within the scope of HKAS 39 "Financial Instruments: Recognition and Measurement" to be measured at either amortised cost or fair value. Specially, debt investments that (i) are held within a business model whose objective is to collect the contractual cash flows and (ii) have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortised cost. All other debt investments and equity investments are measured at fair value. The application of HKFRS 9 will affect the classification and measurement of the Group's financial assets.

In addition, as part of "Improvements to HKFRSs 2009", HKAS 17 "Leases" has been amended in relation to the classification of leasehold land. The amendments will be effective from 1 January 2010, with earlier application permitted. Before the amendments to HKAS 17, leases were required to classify leasehold land as operating leases and presented as prepaid lease payments in the consolidated statement of financial position. The amendments have removed such a requirement. Instead, the amendments require the classification of leasehold land to be based on the general principles set out in HKAS 17, that are based on the extent to which risks and rewards incidental to ownership of a leased asset lie with the lessor or the lessee. The application of the amendments to HKAS 17 will affect the classification and measurement of the Group's leasehold land.

The Directors of the Company anticipate that the application of the other new and revised Standards, Amendments to Standards or Interpretations will have no material impact on the financial statements of the Group or the Company.

3. Key Sources of Estimation Uncertainty

In the application of the Group's accounting policies, which are described in the "Significant Accounting Policies" section, the management of the Company is required to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Fair value of investment properties

At the end of the reporting period, the Group's investment properties are stated at fair value of HK$37,363 million (2008: HK$35,850 million) based on the valuation performed by an independent qualified professional valuer. In determining the fair value, the valuers have based on market value basis which involves, inter-alia, certain estimates, including comparable market transactions, appropriate capitalisation rates and reversionary income potential and redevelopment potential. In relying on the valuation, management has exercised its judgment and is satisfied that the method of valuation is reflective of the current market conditions.

Fair value of financial instruments

Financial instruments, such as interest rate swaps, cross currency swaps and foreign exchange derivatives, are carried in the statement of financial position at fair value, as disclosed in note 22. The management of the Group uses its judgment in selecting an appropriate valuation technique for financial instruments not quoted in an active market. Valuation techniques commonly used by market practitioners are applied. For derivative financial instruments, assumptions are made based on quoted market rates. Most of the financial instruments are valued using a discounted cash flow analysis based on assumptions supported, where possible, by observable market prices or rates. Details of the assumptions used and of the results of sensitivity analyses regarding these assumptions are provided in the "Financial Risk Management" section.

4. Turnover

Turnover represents gross rental income from investment properties and management fee income for the year.

The Group's principal activities are property investment, management and development and its turnover and results are principally derived from investment properties located in Hong Kong.

5. Segment Information

The Group has adopted HKFRS 8 "Operating Segments" with effect from 1 January 2009. HKFRS 8 is a disclosure Standard that requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker for the purpose of allocating resources to segments and assessing their performance. In contrast, the predecessor Standard (HKAS 14 "Segment Reporting") required an entity to identify two sets of segment (business and geographical) using a risks and returns approach.

In the past, the Group's turnover and results are principally derived from investment properties located in Hong Kong, no business or geographical segment is therefore presented. However, information reported to the Group's management for the purpose of resource allocation and assessment of performance is specifically focused on the type of usage of space (e.g. commercial, residential) within the Group's properties portfolio as each type of usage has different tenant base and requires different marketing strategies. As such, the application of HKFRS 8 has resulted in a disclosure of the Group's reportable segments as follows:

Office segment – leasing of high quality office space and related facilities

Retail segment – leasing of space and related facilities to a variety of retail and leisure operators

Residential segment – leasing of luxury residential properties and related facilities

5. Segment Information continued

Segment turnover and results

The following is an analysis of the Group's turnover and results by reportable segment.

	Office HK$ million	Retail HK$ million	Residential HK$ million	Consolidated HK$ million
For the year ended 31 December 2009				
Turnover				
Gross rental income from investment properties	635	584	257	1,476
Management fee income	112	64	28	204
	747	648	285	1,680
Property expenses	(109)	(73)	(53)	(235)
Segment profits	638	575	232	1,445
Investment income				38
Other gains and losses				(3)
Administrative expenses				(133)
Finance costs				(131)
Change in fair value of investment properties				1,249
Share of results of associates				768
Profit before taxation				3,233
For the year ended 31 December 2008				
Turnover				
Gross rental income from investment properties	603	563	264	1,430
Management fee income	117	63	28	208
	720	626	292	1,638
Property expenses	(101)	(71)	(45)	(217)
Segment profits	619	555	247	1,421
Investment income				63
Other gains and losses				146
Administrative expenses				(134)
Finance costs				(155)
Change in fair value of investment properties				(212)
Share of results of associates				590
Profit before taxation				1,719

All of the segment turnover reported above is from external customers.

The accounting policies of the reporting segments are the same as the Group's accounting policies described in the "Significant Accounting Policies" section. Segment profit represents the profit earned by each segment without allocation of investment income, central administration costs and directors' salaries, other gains and losses, finance costs, change in fair value of investment properties and share of results of associates. This is the measure reported to the Group's management for the purpose of resource allocation and performance assessment.

5. Segment Information continued

Segment assets and liabilities

The following is an analysis of the Group's assets by reportable segment.

	Office HK$ million	Retail HK$ million	Residential HK$ million	Consolidated HK$ million
As at 31 December 2009				
Segment assets	14,100	10,580	7,051	31,731
Investment properties under redevelopment				5,640
Investments in associates				2,517
Other assets				3,960
Consolidated assets				43,848
As at 31 December 2008				
Segment assets	13,602	10,156	6,832	30,590
Investment properties under redevelopment				5,270
Investments in associates				1,750
Other assets				3,926
Consolidated assets				41,536

Segment assets represented the fair value of investment properties and accounts receivable of each segment without allocation of property, plant and equipment, prepaid lease payments, investments in associates, amount due from an associate, financial instruments and other receivables. This is the measure reported to the Group's management for the purpose of monitoring segment performances and allocating resources between segments. The investment properties are included in segment assets at their fair values whilst the change in fair value of investment properties is not included in segment profits. No segment liabilities analysis is presented as the Group's management monitored and managed all the liabilities on a group basis.

Other than the investments in associates, which operated in the People's Republic of China (the "PRC") and Singapore with carrying amounts of HK$2,514 million and HK$3 million respectively, all the Group's assets are located in Hong Kong.

Other segment information

	Office HK$ million	Retail HK$ million	Residential HK$ million	Consolidated HK$ million
For the year ended 31 December 2009				
Additions to non-current assets	33	42	2	77
Additions to investment properties under redevelopment				184
				261
For the year ended 31 December 2008				
Additions to non-current assets	39	201	8	248
Additions to investment properties under redevelopment				107
				355

6. Investment Income

	2009 HK$ million	2008 HK$ million
Investment income comprises:		
Dividends from		
– listed investments	27	47
– unlisted investments	–	1
Interest income	11	15
	38	63

Investment income earned on financial assets not designated as at fair value through profit or loss ("FVTPL"), is as follows:

	2009 HK$ million	2008 HK$ million
Loans and receivables (including time deposits and bank balances)	11	15
Available-for-sale equity investments	27	48
	38	63

Investment income recognised in respect of financial assets designated as at FVTPL is disclosed in note 7.

7. Other Gains and Losses

	2009 HK$ million	2008 HK$ million
Other gains and losses comprise:		
Change in fair value of financial assets designated as at FVTPL	3	–
Change in fair value of financial assets or financial liabilities classified as held for trading	(8)	(52)
Cumulative gain reclassified from equity on disposal of investments classified as available-for-sale	3	186
(Losses) gains on hedging instruments under fair value hedge	(52)	124
Gains (losses) on adjustment for hedged items under fair value hedge	59	(112)
Amortisation of fair value gain adjusted to hedged items under fair value hedge in prior years	(8)	–
	(3)	146

8. Finance Costs

	2009 HK$ million	2008 HK$ million
Finance costs comprise:		
Interest on bank loans and overdrafts wholly repayable within five years	16	27
Interest on floating rate notes wholly repayable within five years	5	17
Interest on fixed rate notes wholly repayable within five years	99	99
Interest on fixed rate notes not wholly repayable within five years	30	11
Imputed interest on zero coupon notes not wholly repayable within five years	12	12
Total interest expenses	162	166
Less: Amounts capitalised	(1)	–
	161	166
Net interest receipts on interest rate swap and cross currency swaps	(57)	(29)
Fair value losses reclassified from equity on financial instruments designated as cash flow hedges	17	3
Medium Term Note Programme expenses	1	1
Other finance costs	9	14
	131	155

9. Taxation

	2009 HK$ million	2008 HK$ million
Current tax		
Hong Kong profits tax		
– current year	161	166
– underprovision in prior years	2	26
– prior years' tax provision *(Note)*	–	72
	163	264
Deferred tax *(note 31)*		
Change in fair value of investment properties	207	(28)
Other temporary differences	26	(12)
Attributable to change in tax rate	–	(223)
	233	(263)
	396	1

On 26 June 2008, the Hong Kong Legislative Council passed the Revenue Bill 2008 which reduced corporate profits tax rate from 17.5% to 16.5% effective from the year of assessment 2008/2009. Therefore, Hong Kong Profits Tax is calculated at 16.5% of the estimated assessable profit for both years.

9. Taxation continued

The taxation for the year can be reconciled to the profit before taxation per the consolidated income statement as follows:

	2009 HK$ million	2008 HK$ million
Profit before taxation	3,233	1,719
Tax at Hong Kong profits tax rate of 16.5%	533	284
Tax effect of share of results of associates	(127)	(97)
Tax effect of expenses not deductible for tax purposes	3	11
Tax effect of income not taxable for tax purposes	(8)	(51)
Tax effect of estimated tax losses not recognised	2	21
Tax effect of deductible temporary differences not recognised	3	6
Reversal of previously recognised taxable temporary differences	(9)	(24)
Reversal of deductible temporary differences previously not recognised	(2)	–
Utilisation of estimated tax losses previously not recognised	(1)	(24)
Effect of change in tax rate	–	(223)
Underprovision in prior years	2	26
Prior years' tax provision	–	72
Taxation for the year	396	1

In addition to the amount charged to the consolidated income statement, deferred tax relating to the revaluation of the Group's buildings held for own use has been charged directly to equity (see note 31).

Note:

As disclosed in the annual reports published in previous years, the Group had been in dispute for a considerable period of time with the Hong Kong Inland Revenue Department (the "IRD") on interest deductions made in years of assessment dating back to 1995/1996. Taking into consideration professional advice and recent developments, the Group entered into a settlement with the IRD. Total claim amount of HK$450 million, which was fully provided at 31 December 2008, was settled during the year by cash payment of HK$268 million and tax reserve certificates of HK$182 million already purchased in prior years.

10. Profit for the Year

	2009 HK$ million	2008 HK$ million
Profit for the year has been arrived at after charging (crediting):		
Auditor's remuneration	2	2
Amortisation of prepaid lease payments	1	–
Depreciation of property, plant and equipment	6	6
Gross rental income from investment properties	(1,476)	(1,430)
Less:		
– Direct operating expenses arising from properties that generated rental income	231	214
– Direct operating expenses arising from properties that did not generate rental income	4	3
	(1,241)	(1,213)
Staff costs, comprising:		
– Directors' emoluments *(note 12)*	17	17
– Share-based payments	2	2
– Other staff costs	135	126
	154	145
Share of income tax of an associate (included in share of results of associates)	286	181

11. Other Comprehensive Income

	2009 HK$ million	2008 HK$ million
Other comprehensive income comprises:		
Available-for-sale investments		
– Gains (losses) arising during the year	40	(1,165)
– Reclassification adjustments for the cumulative gain included in profit or loss upon disposal	(3)	(186)
	37	(1,351)
Cash flow hedges		
– Losses arising during the year	(12)	(31)
– Reclassification adjustments for losses included in profit or loss	17	3
	5	(28)
Gain on revaluation of properties held for own use	1	4
Share of translation reserve of an associate	(1)	155
Other comprehensive income (expense)	42	(1,220)
Income tax relating to components of other comprehensive income (see below)	–	(1)
Other comprehensive income (expense) for the year (net of tax)	42	(1,221)

Tax effect relating to other comprehensive income:

	2009			2008		
	Before-tax amount HK$ million	Tax expense HK$ million	Net-of-tax amount HK$ million	Before-tax amount HK$ million	Tax expense HK$ million	Net-of-tax amount HK$ million
Fair value gains (losses) on available-for-sale investments	37	–	37	(1,351)	–	(1,351)
Fair value gains (losses) on cash flow hedges	5	–	5	(28)	–	(28)
Gain on revaluation of properties held for own use	1	–	1	4	(1)	3
Share of translation reserve of an associate	(1)	–	(1)	155	–	155
	42	–	42	(1,220)	(1)	(1,221)

12. Directors' Emoluments

	2009 HK$ million	2008 HK$ million
Directors' fees	1	1
Other emoluments		
Basic salaries, housing and other allowances	9	10
Bonus	3	3
Share-based payments *(note 39)*	4	3
Retirement benefits scheme contributions	–	–
	17	17

12. Directors' Emoluments continued

The emoluments paid or payable to each of the Directors of the Company for the two years ended 31 December 2009, calculated with reference to their employment as Directors of the Company, are set out below:

	Directors' fees HK$'000 *(Note a)*	Basic salaries, housing and other allowances HK$'000 *(Note b)*	Bonus HK$'000 *(Note b)*	Share-based payments HK$'000 *(Note c)*	Retirement benefits scheme contributions HK$'000	Total HK$'000
For the year ended 31 December 2009						
Executive Directors						
Peter Ting Chang LEE *(Note d)*	151	3,583	1,467	1,825	242	7,268
Wendy Wen Yee YUNG	100	2,711	742	984	131	4,668
Gerry Lui Fai YIM *(Note e)*	8	322	–	95	–	425
Ricky Tin For TSANG *(Note f)*	74	2,167	318	657	9	3,225
Non-executive Directors						
Hans Michael JEBSEN	120	–	–	–	–	120
Anthony Hsien Pin LEE	130	–	–	–	–	130
Chien LEE	130	–	–	–	–	130
Dr. Deanna Ruth Tak Yung RUDGARD	100	–	–	–	–	100
Independent non-executive Directors						
Sir David AKERS-JONES *(Note g)*	229	–	–	–	–	229
Fa-kuang HU	120	–	–	–	–	120
Dr. Geoffrey Meou-tsen YEH *(Note h)*	156	–	–	–	–	156
Nicholas Charles ALLEN *(Note i)*	20	–	–	–	–	20
Tom BEHRENS-SORENSEN *(Note h)*	49	–	–	–	–	49
	1,387	8,783	2,527	3,561	382	16,640
For the year ended 31 December 2008						
Executive Directors						
Peter Ting Chang LEE	190	4,454	1,457	1,395	12	7,508
Wendy Wen Yee YUNG *(Note j)*	75	2,085	526	656	9	3,351
Ricky Tin For TSANG *(Note j)*	75	2,085	526	638	9	3,333
Pauline Wah Ling YU WONG *(Note k)*	37	1,040	608	96	104	1,885
Non-executive Directors						
Hans Michael JEBSEN	120	–	–	–	–	120
Anthony Hsien Pin LEE	130	–	–	–	–	130
Chien LEE	130	–	–	–	–	130
Dr. Deanna Ruth Tak Yung RUDGARD	100	–	–	–	–	100
Independent non-executive Directors						
Sir David AKERS-JONES	230	–	–	–	–	230
Fa-kuang HU	120	–	–	–	–	120
Dr. Geoffrey Meou-tsen YEH	140	–	–	–	–	140
Tom BEHRENS-SORENSEN	130	–	–	–	–	130
	1,477	9,664	3,117	2,785	134	17,177

12. Directors' Emoluments continued

Notes:

(a) Breakdown of Directors' fees of each of the Directors of the Company for the year ended 31 December 2009 is set out below:

	Board HK$'000	Audit Committee HK$'000	Emoluments Review Committee HK$'000	Investment Committee HK$'000	Nomination Committee HK$'000	2009 Total HK$'000	2008 Total HK$'000
Executive Directors							
Peter Ting Chang LEE *(Note d)*	111	–	–	16	24	151	190
Wendy Wen Yee YUNG	100	–	–	–	–	100	75
Gerry Lui Fai YIM *(Note e)*	8	–	–	–	–	8	–
Ricky Tin For TSANG *(Note f)*	74	–	–	–	–	74	75
Pauline Wah Ling YU WONG *(Note k)*	–	–	–	–	–	–	37
Non-executive Directors							
Hans Michael JEBSEN	100	–	–	20	–	120	120
Anthony Hsien Pin LEE	100	–	–	30	–	130	130
Chien LEE	100	30	–	–	–	130	130
Dr. Deanna Ruth Tak Yung RUDGARD	100	–	–	–	–	100	100
Independent non-executive Directors							
Sir David AKERS-JONES *(Note g)*	124	53	30	–	22	229	230
Fa-kuang HU	100	–	20	–	–	120	120
Dr. Geoffrey Meou-tsen YEH *(Note h)*	100	16	20	–	20	156	140
Nicholas Charles ALLEN *(Note i)*	12	8	–	–	–	20	–
Tom BEHRENS-SORENSEN *(Note h)*	38	11	–	–	–	49	130
	1,067	118	70	66	66	1,387	1,477

(b) Year 2009:
In March 2009, the Emoluments Review Committee reviewed the 2009 fixed base salary of the Company's executive Directors and determined their 2008 performance-based bonus. It approved their proposal to freeze their fixed base salary for 2009. The stated bonus figures show the 2008 performance-based bonus approved by the Committee and paid to Executive Directors, namely HK$1,466,750 for Peter Ting Chang LEE, HK$742,256 for Wendy Wen Yee YUNG and HK$318,110 for Ricky Tin For TSANG respectively, with reference to their employment as Directors of the Company.

Year 2008:
In March 2008, the Emoluments Review Committee reviewed the 2008 fixed base salary of the Company's executive Directors and determined their 2007 performance-based bonus. It was decided to make an increment on their base salary as from April 2008. The stated bonus figure includes adjustment for 2007 bonus accrued in 2007 accounts (following finalisation of bonus by the Emoluments Review Committee in March 2008), and 2008 target bonus figures pending finalisation by the Emoluments Review Committee after year-end in March 2009.

(c) Share-based payments are the fair values of share options granted to Directors, which are determined at the date of grant and expensed over the vesting period, regardless of whether the Directors exercise the share options or not during the year.

(d) Peter Ting Chang LEE passed away on 17 October 2009.

(e) Gerry Lui Fai YIM was appointed as Executive Director on 1 December 2009.

(f) Ricky Tin For TSANG resigned as Executive Director, Finance on 29 September 2009.

(g) Sir David AKERS-JONES was appointed as Acting Chairman and Chairman of Nomination Committee on 18 October 2009. He stepped down from the Audit Committee on 17 November 2009 upon the appointment of Nicholas Charles ALLEN.

(h) Tom BEHRENS-SORENSEN resigned as Independent non-executive Director and a member of the Audit Committee on 18 May 2009, and Dr. Geoffrey Meou-tsen YEH was appointed a member of the Audit Committee in his stead on 18 June 2009.

(i) Nicholas Charles ALLEN was appointed as Independent non-executive Director and Chairman of the Audit Committee on 17 November 2009.

(j) Wendy Wen Yee YUNG and Ricky Tin For TSANG were appointed as Executive Directors on 1 April 2008. The figures stated refer to their respective emoluments received or receivable as Executive Directors.

(k) Pauline Wah Ling YU WONG retired from the Board of the Company by rotation as from the conclusion of 2008 Annual General Meeting held on 14 May 2008. She remained as Senior Advisor to the Company until 31 December 2008 when she retired from the Company. The figure stated refers to her emoluments received as Executive Director.

13. Employees' Emoluments

Of the five individuals with the highest emoluments in the Group, three (2008: four) were Directors of the Company, details of whose emoluments are included in note 12 above. The emoluments of all of the five individuals with the highest emoluments for the year ended 31 December 2009 and 2008 were as follows:

	2009 HK$ million	2008 HK$ million
Basic salaries, housing and other allowances	14	15
Bonus	4	4
Incentive paid on joining	–	4
Share-based payments *(Note)*	4	3
	22	26

Note:

Share-based payments are the fair values of share options granted to Directors and eligible employees, which are determined at the date of grant and expensed over the vesting period, regardless of whether the Directors or eligible employees exercise the share options or not during the year.

Their emoluments are within the following bands:

	Number of individuals 2009	2008
HK$2,500,001 to HK$3,000,000	1	–
HK$3,000,001 to HK$3,500,000	2	–
HK$4,000,001 to HK$4,500,000	–	2
HK$4,500,001 to HK$5,000,000	1	–
HK$5,000,001 to HK$5,500,000	–	2
HK$7,000,001 to HK$7,500,000	1	–
HK$7,500,001 to HK$8,000,000	–	1
	5	5

14. Dividends

(a) Dividends recognised as distribution during the year:

	2009 HK$ million	2008 HK$ million
2009 interim dividend paid – HK14 cents per share	147	–
2008 interim dividend paid – HK14 cents per share	–	146
2008 final dividend paid – HK54 cents per share	562	–
2007 final dividend paid – HK48 cents per share	–	498
	709	644

Scrip dividend alternatives were offered to the shareholders in respect of the above dividends. These alternatives were accepted by the shareholders as follows:

	2009 HK$ million	2008 HK$ million
2009 interim dividend (2008 interim dividend):		
– Cash payment	132	135
– Share alternative	15	11
2008 final dividend (2007 final dividend):		
– Cash payment	434	428
– Share alternative	128	70
	709	644

14. Dividends continued

(b) Dividends proposed after the end of the reporting period:

	2009 HK$ million	2008 HK$ million
Final dividend proposed – HK54 cents per share (2008: HK54 cents per share)	**567**	562

The 2009 final dividend of HK54 cents per share (2008: HK54 cents per share) has been proposed by the Directors on 10 March 2010 and is subject to approval by the shareholders at the forthcoming annual general meeting. Such dividend is not recognised as a liability as at 31 December 2009.

The proposed 2009 final dividend will be payable in cash with a scrip dividend alternative.

15. Earnings per Share

(a) Basic and diluted earnings per share

The calculation of the basic and diluted earnings per share attributable to the owners of the Company is based on the following data:

	Earnings	
	2009 HK$ million	2008 HK$ million
Earnings for the purposes of basic and diluted earnings per share:		
Profit for the year attributable to owners of the Company	**2,716**	1,594

	Number of shares	
	2009	2008
Weighted average number of ordinary shares for the purpose of basic earnings per share	**1,046,243,250**	1,039,339,066
Effect of dilutive potential ordinary shares:		
Share options issued by the Company	**384,981**	73,471
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**1,046,628,231**	1,039,412,537

The computation of diluted earnings per share does not assume the exercise of certain of the Company's outstanding share options as the exercise prices of those options are higher than the average market price for shares for both 2009 and 2008.

15. Earnings per Share continued

(b) Adjusted basic earnings per share

For the purpose of assessing the performance of the Group's principal activities (i.e. leasing of investment properties), the management is of the view that the profit for the year attributable to the owners of the Company should be adjusted in the calculation of basic earnings per share as follows:

	2009		2008	
	Profit HK$ million	Basic earnings per share HK cents	Profit HK$ million	Basic earnings per share HK cents
Profit for the year attributable to owners of the Company	2,716	259.60	1,594	153.37
Change in fair value of investment properties	(1,249)	(119.38)	212	20.40
Effect of deferred taxation on change in fair value of investment properties	207	19.78	(236)	(22.71)
Effect of minority interests' shares	45	4.30	43	4.14
Share of change in fair value of investment properties (net of deferred taxation) of an associate	(606)	(57.92)	(412)	(39.64)
Underlying profit attributable to owners of the Company	1,113	106.38	1,201	115.56
Net realised gain on disposal of available-for-sale investments	(3)	(0.29)	(166)	(15.97)
Prior years' tax provision	–	–	72	6.93
Gain on disposal of investment properties of an associate	–	–	(41)	(3.95)
Recurring underlying profit	1,110	106.09	1,066	102.57

The denominators used are the same as those detailed above for basic earnings per share.

OVERVIEW

STRATEGY IN ACTION

GOVERNANCE

FINANCIAL STATEMENTS AND VALUATION

16. Investment Properties

	The Group 2009 HK$ million	2008 HK$ million
Fair value		
At 1 January	35,850	35,711
Additions	261	355
Transfer from property, plant and equipment and prepaid lease payments	3	–
Transfer to property, plant and equipment	–	(4)
Net change in fair value recognised in profit or loss	1,249	(212)
At 31 December	37,363	35,850

The carrying amount of investment properties shown above comprises:

	The Group 2009 HK$ million	2008 HK$ million
Land in Hong Kong:		
– Medium-term lease	6,400	6,240
– Long lease	30,963	29,610
	37,363	35,850

The fair values of the Group's investment properties at 31 December 2009 and 2008 have been arrived at on the basis of a valuation carried out on that date by Knight Frank Petty Limited, an independent qualified professional valuer not connected with the Group. Knight Frank Petty Limited has appropriate qualifications and recent experiences in the valuation of similar properties in the relevant locations. The Group's investment properties have been valued individually, on market value basis, which conforms to Hong Kong Institute of Surveyors Valuation Standards on Properties. The valuation was mainly arrived at by reference to comparable market transactions for similar properties and on the basis of capitalisation of net income with due allowance for the reversionary income and redevelopment potential.

All of the Group's property interests held under operating leases to earn rentals or for capital appreciation purposes are measured using the fair value model and are classified and accounted for as investment properties.

17. Property, Plant and Equipment

	Leasehold land and buildings in Hong Kong HK$ million	Furniture, fixtures and equipment HK$ million	Computers HK$ million	Motor vehicles HK$ million	Total HK$ million
The Group					
Cost or valuation					
At 1 January 2008	62	53	21	1	137
Additions	–	3	1	1	5
Transfer from investment properties	4	–	–	–	4
Disposals	–	–	–	(1)	(1)
Surplus on revaluation	2	–	–	–	2
At 31 December 2008	68	56	22	1	147
Additions	–	3	5	–	8
Transfer to investment properties	(2)	–	–	–	(2)
At 31 December 2009	**66**	**59**	**27**	**1**	**153**
Comprising:					
At cost	–	59	27	1	87
At valuation 2009	66	–	–	–	66
	66	59	27	1	153
Accumulated depreciation					
At 1 January 2008	–	46	17	1	64
Provided for the year	2	2	2	–	6
Eliminated on disposals	–	–	–	(1)	(1)
Eliminated on revaluation	(2)	–	–	–	(2)
At 31 December 2008	–	48	19	–	67
Provided for the year	1	3	2	–	6
Eliminated on revaluation	(1)	–	–	–	(1)
At 31 December 2009	–	**51**	**21**	–	**72**
Carrying amounts					
At 31 December 2009	**66**	**8**	**6**	**1**	**81**
At 31 December 2008	68	8	3	1	80

17. Property, Plant and Equipment continued

	Furniture, fixtures and equipment HK$ million	Computers HK$ million	Motor vehicles HK$ million	Total HK$ million
The Company				
Cost				
At 1 January 2008	22	20	1	43
Additions	–	1	1	2
Disposals	–	–	(1)	(1)
At 31 December 2008	22	21	1	44
Additions	1	4	–	5
At 31 December 2009	23	25	1	49
Accumulated depreciation				
At 1 January 2008	21	16	1	38
Provided for the year	–	2	–	2
Eliminated on disposals	–	–	(1)	(1)
At 31 December 2008	21	18	–	39
Provided for the year	–	2	–	2
At 31 December 2009	21	20	–	41
Carrying amounts				
At 31 December 2009	2	5	1	8
At 31 December 2008	1	3	1	5

The above items of property, plant and equipment are depreciated on a straight-line basis at the following rates per annum:

Leasehold land and buildings	Over the shorter of the term of the lease or 40 years
Furniture, fixtures and equipment	20%
Computers	20%
Motor vehicles	25%

The Group's leasehold land and buildings were revalued at 31 December 2009 by Knight Frank Petty Limited, an independent qualified professional valuer, on market value basis, by reference to comparable market transactions for similar properties and on the basis of capitalisation of net income with due allowance for the reversionary income. The gain of HK$1 million (2008: HK$4 million) arising on revaluation have been recognised in other comprehensive income and accumulated in equity.

Had the Group's buildings been measured on a historical cost basis, their carrying amounts would have been HK$49 million (2008: HK$53 million) at the end of the reporting period.

Furniture, fixtures and equipment of the Group include assets carried at cost of HK$22 million (2008: HK$20 million) and accumulated depreciation of HK$19 million (2008: HK$18 million) in respect of assets held for leasing out under operating leases. Depreciation charges in respect of those assets for the year amounted to HK$1 million (2008: HK$1 million).

There is no property, plant and equipment of the Company held for renting out under operating leases for the year or at the end of the reporting period.

18. Prepaid Lease Payments

	The Group 2009 HK$ million	2008 HK$ million
At 1 January	123	123
Transfer to investment properties	(1)	–
Amortised for the year	(1)	–
At 31 December	121	123

The Group's prepaid lease payments represent leasehold land in Hong Kong held under long lease, and are amortised on a straight-line basis over the terms of leases.

19. Investments in Subsidiaries

The Company's investments in subsidiaries are the interest in unlisted shares stated at cost.

The table below lists the principal subsidiaries of the Group at 31 December 2009 and 2008:

Name of subsidiary	Place of incorporation/ operation	Issued share capital	Proportion of nominal value of issued share capital held by the Company directly	indirectly	Principal activities
Admore Investments Limited	Hong Kong	HK$2	100%	–	Investment holding
Golden Capital Investment Limited	Hong Kong	HK$2	100%	–	Investment holding
HD Treasury Limited	Hong Kong	HK$2	100%	–	Treasury operation
Hysan (MTN) Limited	British Virgin Islands/ Hong Kong	US$1	100%	–	Treasury operation
Hysan China Holdings Limited	British Virgin Islands	HK$1	100%	–	Investment holding
Hysan Leasing Company Limited	Hong Kong	HK$2	100%	–	Leasing administration
Hysan Property Management Limited	Hong Kong	HK$2	100%	–	Property management
Hysan Treasury Limited	Hong Kong	HK$2	100%	–	Treasury operation
Kwong Hup Holding Limited	British Virgin Islands	HK$1	100%	–	Investment holding
Kwong Wan Realty Limited	Hong Kong	HK$1,000	100%	–	Property investment
Minsal Limited	Hong Kong	HK$2	100%	–	Property investment
Mondsee Limited	Hong Kong	HK$2	100%	–	Property investment
Stangard Limited	Hong Kong	HK$300,000	100%	–	Provision of security services
Teamfine Enterprises Limited	Hong Kong	HK$2	100%	–	Investment holding
Tohon Development Limited	Hong Kong	HK$2	100%	–	Property investment
Bamboo Grove Recreational Services Limited	Hong Kong	HK$2	–	100%	Resident club management
Earn Extra Investments Limited	Hong Kong	HK$1	–	100%	Property investment
Gearup Investments Limited	Hong Kong	HK$1	–	100%	Property development
HD Investment Limited	British Virgin Islands	HK$1	–	100%	Investment holding
Kochi Investments Limited	British Virgin Islands	HK$1	–	100%	Capital market investment
Lee Theatre Realty Limited	Hong Kong	HK$10	–	100%	Property investment
Leighton Property Company Limited	Hong Kong	HK$2	–	100%	Property investment

19. Investments in Subsidiaries continued

Name of subsidiary	Place of incorporation/ operation	Issued share capital	Proportion of nominal value of issued share capital held by the Company directly	indirectly	Principal activities
Main Rise Development Limited	Hong Kong	HK$2	–	100%	Investment holding
OHA Property Company Limited	Hong Kong	HK$2	–	100%	Property investment
Perfect Win Properties Limited	Hong Kong	HK$2	–	100%	Property investment
Silver Nicety Company Limited	Hong Kong	HK$20	–	100%	Property investment
Barrowgate Limited	Hong Kong	HK$10,000	–	65.36%	Property investment

The Directors are of the opinion that a complete list of all subsidiaries and their particulars will be of excessive length and therefore the above table contains only those subsidiaries which materially contribute to the net income of the Group or hold a material portion of the assets or liabilities or otherwise are operating subsidiaries of the Group. Other than floating rate notes, fixed rate notes and zero coupon notes issued by Hysan (MTN) Limited as disclosed in note 30, none of the subsidiaries had issued any debt securities at the end of the reporting period.

20. Investments in Associates

	The Group		The Company	
	2009 HK$ million	2008 HK$ million	2009 HK$ million	2008 HK$ million
Cost of unlisted investments	3	3	–	–
Share of post-acquisition profits and other comprehensive income, net of dividends received	2,511	1,744	–	–
	2,514	1,747	–	–
Loan to an associate	109	106	–	–
Less: Loss allocated in excess of cost of investments	(106)	(103)	–	–
	3	3	–	–
	2,517	1,750	–	–

Loan to an associate of HK$109 million (2008: HK$106 million) is unsecured and interest-free. In the opinion of the Directors, the loan is considered as part of the Group's net investment in the associate and, accordingly, the loan is included in the amount of investments in associates.

20. Investments in Associates continued

Details of the Group's associates at 31 December 2009 and 2008 are as follows:

Name of associate	Form of business structure	Place of registration and operation	Class of share held/ registered capital	Effective interest held by the Group	Principal activities
Country Link Enterprises Limited	Private limited company	Hong Kong	Ordinary share	26.3%*	Investment holding
Shanghai Kong Hui Property Development Co., Ltd	Sino-Foreign equity joint venture	The PRC	US$165,000,000#	24.7%*	Property development and leasing
Shanghai Grand Gateway Plaza Property Management Co., Ltd	Sino-Foreign equity joint venture	The PRC	US$140,000#	23.7%*	Property management
Wingrove Investment Pte Ltd	Private company limited by shares	Singapore	Ordinary share	25.0%*	Property development and investment, and being inactive in both 2009 and 2008

* Indirectly held

\# Registered capital

The summarised financial information in respect of the Group's associates based on the unaudited management accounts for the year ended 31 December 2009 and 2008 is as follows:

	2009 HK$ million	2008 HK$ million
Total assets	14,973	11,968
Total liabilities	(5,122)	(5,182)
Net assets	9,851	6,786
Group's share of net assets of associates	2,408	1,644
Turnover	1,085	952
Profit for the year	2,939	2,240
Group's share of results of associates for the year	768	590

21. Available-For-Sale Investments

	The Group 2009 HK$ million	2008 HK$ million	The Company 2009 HK$ million	2008 HK$ million
Available-for-sales investments comprise:				
Listed investments:				
– Equity securities listed in Hong Kong, at fair value	997	982	–	–
Unlisted investments:				
– Overseas equity securities, at cost	58	93	–	–
Less: Impairment loss recognised	(55)	(55)	–	–
	3	38	–	–
– Club debentures, at fair value	2	2	2	2
	1,002	1,022	2	2

The overseas equity securities represent the Group's investments in unlisted equity securities issued by private entities incorporated in Singapore. These private entities are engaged in property investment and development activities in Singapore. They are measured at cost less any identified impairment loss at the end of each reporting period because the range of reasonable fair value estimates is so significant that the management is of the opinion that their fair values cannot be measured reliably.

In the current year, one of the private entities incorporated in Singapore was dissolved. The carrying amount of the unlisted equity security issued by the entity was HK$35 million before dissolution, which approximated the Group's share of the net assets of the investee upon its dissoluation. The Group received an advance of HK$35 million from this investee in prior years and was included in other payables. The payable owed to the investee by the Group was settled by the distribution which the Group entitled at the time of dissolution of the investee, which constituted a non-cash transaction. There is no gain or loss resulted from the dissolution of the unlisted equity investment.

22. Other Financial Assets/Liabilities

	The Group			
	Current		Non-current	
	2009 HK$ million	2008 HK$ million	2009 HK$ million	2008 HK$ million
Other financial assets				
Derivatives under hedge accounting:				
Cash flow hedges				
– Forward foreign exchange contracts	–	1	1	1
– Cross currency swaps	–	–	2	2
– Interest rate swaps	–	–	1	–
– Basis swaps	1	–	–	–
Fair value hedges				
– Interest rate swaps	1	–	29	71
– Cross currency swaps	–	–	–	83
	2	1	33	157
Other derivatives classified as held for trading (not under hedge accounting):				
– Cross currency swaps	–	–	62	–
Financial assets designated as at FVTPL:				
– Principal-protected deposits	118	40	82	85
Total	120	41	177	242
Other financial liabilities				
Derivatives under hedge accounting:				
Cash flow hedges				
– Interest rate swaps	–	–	27	31
Other derivatives classified as held for trading (not under hedge accounting):				
– Net basis swaps	–	–	9	10
Total	–	–	36	41

(a) Cash flow hedges

(i) Foreign currency risk

During the year, the Group designated forward foreign exchange contracts and cross currency swaps as cash flow hedges to manage its foreign currency exposure. The principal terms of the forward foreign exchange contracts and cross currency swaps have been negotiated to match the major terms of the respective designated hedged items and the management considered that the hedges are highly effective.

22. Other Financial Assets/Liabilities continued

(a) Cash flow hedges continued

(i) **Foreign currency risk** continued

The table below is prepared based on the maturity dates of respective contracts. The major terms of these forward foreign exchange contracts and cross currency swaps are as follows:

	The Group							
	2009				2008			
	Average exchange rate*	Notional amount US$ million	Notional amount HK$ million	Fair value HK$ million	Average exchange rate*	Notional amount US$ million	Notional amount HK$ million	Fair value HK$ million
Forward foreign exchange contracts								
Buy USD *(Note a)*								
Within 1 year	7.6366	5	35	–	7.4738	5	34	1
More than 1 year but not exceeding 5 years	7.6137	6	49	1	7.6231	11	84	1
	7.6231	11	84	1	7.5794	16	118	2
Sell USD *(Note b)*								
Within 1 year	7.7479	27	209	–	–	–	–	–
More than 1 year but not exceeding 5 years	7.7254	4	31	–	–	–	–	–
	7.7450	31	240	–	–	–	–	–
Cross currency swaps								
Hedging interest and principal of USD bank loans *(Note c)*								
More than 1 year but not exceeding 5 years	7.7753	51	399	2	7.8000	26	200	2
Total		93	723	3		42	318	4

* Average exchange rate represented the average HKD:USD exchange rate weighted by the notional amounts of the contracts or the swaps.

Notes:

(a) The Group designated HK$84 million (2008: HK$118 million) forward foreign exchange contracts as cash flow hedges to hedge the foreign exchange rate risk in relation to the semi-annual coupon payment of US$65 million out of the US$182 million fixed rate notes.

(b) The Group designated HK$240 million (2008: nil) forward foreign exchange contracts as cash flow hedges to hedge the foreign exchange rate risk of almost all the principal amount of time deposits and principal-protected deposits denominated in USD at their respective maturity dates.

(c) The Group used HK$399 million (2008: HK$200 million) cross currency swaps to convert USD interest and principal of US$51 million (2008: US$26 million) bank loans into HKD.

As at 31 December 2009, fair value gains of HK$4 million (2008: HK$4 million) from the forward foreign exchange contracts and cross currency swaps have been recognised in other comprehensive income and accumulated in equity, and are expected to be released to the consolidated income statements at various dates when the hedged items are recognised in profit or loss.

During the year, gains of HK$2 million (2008: HK$3 million) on forward foreign exchange contracts and cross currency swaps were reclassified from equity to profit or loss as finance costs.

The fair values of forward foreign exchange contracts and cross currency swaps are measured using quoted forward exchange rates and yield curves from quoted interest rates matching maturities of the contracts and swaps.

22. Other Financial Assets/Liabilities continued

(a) Cash flow hedges continued

(ii) Interest rate risk

During the year, the Group used interest rate swaps and basis swaps to hedge its interest rate risk exposure. The terms of the swaps have been negotiated to match the major terms of the respective hedged underlying items so that the management considered that the interest rate swaps and basis swaps are highly effective hedging instruments.

The table below is prepared based on the maturity dates of respective contracts. The major terms of these interest rate swaps and basis swaps are as follows:

	The Group							
	2009				2008			
	Average interest rate*	Notional amount US$ million	Notional amount HK$ million	Fair value HK$ million	Average interest rate*	Notional amount US$ million	Notional amount HK$ million	Fair value HK$ million
Interest rate swaps								
Hedging interest of HKD bank loans *(Note a)*								
More than 1 year but not exceeding 5 years	3.12%	n/a	325	(12)	3.12%	n/a	325	(15)
More than 5 years	3.65%	n/a	200	1	–	n/a	–	–
	3.32%	n/a	525	(11)	3.12%	n/a	325	(15)
Hedging floating-interest-rate payments of financial instruments *(Note b)*								
Within 1 year	2.96%	n/a	200	–	–	n/a	–	–
More than 1 year but not exceeding 5 years	3.39%	n/a	400	(15)	3.38%	n/a	400	(16)
	3.25%	n/a	600	(15)	3.38%	n/a	400	(16)
Basis swaps								
Hedging interest of HKD bank loans *(Note c)*								
Within 1 year	0.48%	n/a	325	–	–	n/a	–	–
Hedging interest of USD bank loans *(Note d)*								
Within 1 year	0.29%	51	399	1	–	–	–	–
Total			1,849	(25)			725	(31)

* For interest rate swaps, the average interest rate represented the average fixed interest rate paid by the Group against receipts of 3-month Hong Kong Interbank Offered Rate ("HIBOR") or 6-month HIBOR weighted by the notional amounts of the swaps. For basis swaps, the average interest rate represented the average spread (weighted by the notional amounts of the swaps) that was added to 1-month HIBOR or 1-month London-Interbank Offered Rate ("LIBOR") received by the Group against 3-month HIBOR or 3-month LIBOR paid by the Group.

n/a – not applicable

22. Other Financial Assets/Liabilities continued

(a) Cash flow hedges continued

(ii) Interest rate risk continued

Notes:

(a) The Group entered into HK$525 million (2008: HK$325 million) interest rate swaps to manage its exposure to interest rate changes of the monthly or quarterly interest payments of HKD bank loans. HK$200 million of the swaps will be effective in 2012 for hedging forecasted transactions of borrowings at that time.

(b) The Group used HK$600 million (2008: HK$400 million) interest rate swaps to hedge the interest rate risk in relation to the semi-annual or quarterly floating-interest-rate payments of certain financial instruments.

(c) The Group used HK$325 million (2008: nil) basis swaps to combine with interest rate swaps mentioned in note (a) to hedge the interest rate changes of the monthly or quarterly interest payments of HK$325 million bank loans.

(d) The Group used HK$399 million (2008: nil) basis swaps to combine with cross currency swaps mentioned in note (c) of "foreign currency risk" to hedge the interest rate changes of the monthly or quarterly interest payments of US$51 million bank loans.

As at 31 December 2009, net fair value losses of HK$26 million (2008: HK$31 million) from the interest rate swaps and basis swaps under cash flow hedges have been recognised in other comprehensive income and accumulated in equity, and are expected to be released to the consolidated income statement at various dates during the lives of the swaps when the hedged interest expenses are recognised and impacts profit or loss.

During the year, losses of HK$19 million (2008: HK$6 million) on interest rate swaps and basis swaps were reclassified from equity to profit or loss as finance costs.

The fair values of interest rate swaps and basis swaps are measured at the present value of future cash flows estimated and discounted based on the applicable yield curves derived from quoted interest rates.

(b) Fair value hedges

The Group uses interest rate swaps to minimise its exposure to fair value changes of its HKD fixed rate notes and zero-coupon notes by swapping the notes from fixed rates to floating rates. The major terms of the interest rate swaps match the corresponding notes and the management considered that the swaps are highly effective hedging instruments.

The table below is prepared based on the maturity dates of respective contracts. The major terms of these interest rate swaps are as follows:

	The Group							
	2009				2008			
	Average interest/ exchange rate*	Notional amount US$ million	Notional amount HK$ million	Fair value HK$ million	Average interest/ exchange rate*	Notional amount US$ million	Notional amount HK$ million	Fair value HK$ million
Interest rate swaps *(Note a)*								
Within 1 year	1.17%	n/a	200	1	–	n/a	–	–
More than 1 year but not exceeding 5 years	1.42%	n/a	65	–	–	n/a	–	–
More than 5 years	4.32%	n/a	551	29	4.32%	n/a	539	71
	3.32%	n/a	816	30	4.32%	n/a	539	71
Cross currency swaps *(Note b)*								
More than 1 year but not exceeding 5 years	–	–	–	–	7.7998	117	913	83
			816	30			1,452	154

* The average interest rate represented the average fixed interest rate (weighted by the notional amounts of the interest rate swaps) received by the Group against payments of 3-month HIBOR. The average exchange rate represented the average HKD:USD exchange rate weighted by the notional amounts of the cross currency swaps.

n/a – not applicable

22. Other Financial Assets/Liabilities continued

(b) Fair value hedges continued

Notes:

(a) The Group designated HK$816 million (2008: HK$539 million) fixed-to-floating interest rate swaps to hedge interest rate risk related to part of the coupon payments of the HK$565 million (2008: HK$300 million) fixed rate notes. The Group also used a fixed-to-floating interest rate swap to hedge the zero coupon notes with nominal amount of HK$430 million by converting a fixed rate of 5.19% per annum to HIBOR plus 0.69% per annum.

(b) In 2008, the Group designated HK$913 million cross currency swaps as fair value hedges to manage the interest rate and foreign exchange risks by converting the 7% USD coupon payments into 6-month HIBOR plus 1.93% per annum in average in relation to US$117 million of the US$182 million fixed rate notes. The Group will also receive US$117 million (equivalent to HK$913 million) at maturity under the swaps. In 2009, the management decided to revoke the hedging relationship and the hedge accounting is discontinued prospectively. The cross currency swaps, accordingly, are accounted for as derivatives not under hedge accounting.

As a result of the hedge accounting, the carrying amount of the fixed rate notes as at 31 December 2009 was adjusted by a net gain of approximately HK$1 million (2008: net loss of HK$22 million) while the carrying amount of the zero coupon notes as at 31 December 2009 was adjusted by losses of approximately HK$7 million (2008: HK$36 million). The changes in fair values of the notes for the hedged risk were included in profit or loss at the same time that the changes in fair value of the swaps were included in profit or loss.

The fair values of interest rate swaps and cross currency swaps are measured at the present value of future cash flows estimated and discounted based on the applicable yield curves derived from quoted interest rates and quoted foreign exchange rates.

(c) Financial assets designated as at FVTPL

The Group entered into certain contracts of structured deposits with certain financial institutions. The structured deposits are principal-protected at the maturity dates and contain embedded derivatives which are not closely related to the host contracts. The interest rates of such deposits vary in relation to the relative movements of the underlying, such as foreign exchange rates and HKD swap rates. The entire combined contracts have been designated as financial assets at FVTPL on initial recognition.

The notional amount and the maturity period of the principal-protected deposits are as follows:

	The Group			
	2009		2008	
	Notional amount HK$ million	Fair value HK$ million	Notional amount HK$ million	Fair value HK$ million
Within 1 year	111	118	40	40
More than 1 year but not exceeding 5 years	81	82	80	85
	192	200	120	125

22. Other Financial Assets/Liabilities continued

(d) Other derivatives classified as held for trading (not under hedge accounting)

At the end of the reporting period, the Group had certain derivatives classified as held for trading and not under hedge accounting. The table below is prepared based on the maturity dates of respective contracts. The major terms of these derivatives are as follows:

	The Group							
	2009				2008			
	Average interest/ exchange rate*	Notional amount US$ million	Notional amount HK$ million	Fair value HK$ million	Average interest/ exchange rate*	Notional amount US$ million	Notional amount HK$ million	Fair value HK$ million
Net basis swaps *(Note a)*								
More than 1 year but not exceeding 5 years	7.8000	65	507	(9)	7.8000	65	507	(10)
Cross currency swaps *(Note b)*								
More than 1 year but not exceeding 5 years	7.7998	117	913	62	–	–	–	–
Interest rate swap *(Note c)*								
More than 1 year but not exceeding 5 years	1.49%	n/a	65	–	–	n/a	–	–
Forward foreign exchange contracts								
Sell USD *(Note d)*								
Within 1 year	–	–	–	–	7.7491	27	209	–
Buy USD *(Note e)*								
Within 1 year	–	–	–	–	7.7480	5	39	–

* For net basis swaps, cross currency swaps and forward foreign exchange contracts, the average exchange rate represented the average HKD:USD exchange rate weighted by their notional amounts. For interest rate swap, the average interest rate represented the fixed interest rate received by the Group against payment of 3-month HIBOR.

Notes:

(a) The Group entered into net basis swaps to minimise the foreign currency exposure in relation to the principal payment of the US$65 million of the US$182 million fixed rate notes at maturity.

(b) As mentioned in note (b) of "fair value hedges" section, the management decided to revoke the hedging relationship on HK$913 million cross currency swaps in 2009 and reclassified the swaps as derivatives not under hedge accounting. The swaps continued to be used to manage the interest rate and foreign exchange risks of US$117 million of the US$182 million fixed rate notes.

(c) The Group used HK$65 million fixed-to-floating interest rate swap to manage the interest rate risk in relation to the quarterly interest payment of part of the Group's borrowings.

(d) As at 31 December 2008, the Group used HK$209 million forward foreign exchange contracts to manage the foreign currency exposures of the Group's listed debt securities denominated in USD.

(e) As at 31 December 2008, the Group used HK$39 million forward foreign exchange contracts to manage the foreign currency exposures in relation to the potential investments denominated in USD.

n/a – not applicable

23. Accounts Receivable

Rents from leasing of investment properties are normally received in advance. At the end of the reporting period, accounts receivable of the Group with carrying amount of HK$8 million (2008: HK$10 million) mainly represented rents receipts in arrears, which were aged less than 90 days.

24. Amounts due from/to Subsidiaries

The amounts due from/to subsidiaries are unsecured, interest-free and repayable on demand.

25. Amount due from an Associate

The amount due from an associate is unsecured, interest-free and repayable on demand.

26. Short-Term Investments

	The Group	
	2009 HK$ million	2008 HK$ million
Held-to-maturity debt securities maturing within one year, at amortised cost		
Debt securities listed in Hong Kong	–	491
Debt securities listed in overseas	–	209
	–	700
Market value of held-to-maturity debt securities		
Debt securities listed in Hong Kong	–	491
Debt securities listed in overseas	–	209
	–	700

At 31 December 2008, the effective yield of the debt securities ranged from -1.34% to 0.06% per annum. All the investments in listed debt securities matured during the year.

27. Time Deposits/Cash and Bank Balances

	The Group	
	2009 HK$ million	2008 HK$ million
Time deposits	1,945	964
Cash and bank balances	39	51
Cash and deposits with banks shown in the consolidated statement of financial position	1,984	1,015
Less: Time deposits with original maturity over three months	(1,551)	–
Add: Held-to-maturity debt securities maturing within three months	–	700
Cash and cash equivalents shown in the consolidated statement of cash flows	433	1,715

Included in the Company's time deposits as at 31 December 2009, HK$455 million (2008: nil) were time deposits with original maturity over three months. The bank balances and remaining time deposits of the Company were with original maturity of three months or less.

Time deposits, cash and bank balances comprise cash and bank deposits carrying effective interest rates ranging from 0.0001% to 1.17% (2008: 0.01% to 1.54%) per annum.

28. Accounts Payable

At the end of the reporting period, accounts payable of the Group with carrying amount of HK$139 million (2008: HK$90 million) were aged less than 90 days.

29. Amounts due to Minority Shareholders

The amounts due to minority shareholders are unsecured, interest-free and repayable on demand.

30. Borrowings

The analysis of the carrying amounts of borrowings is as follows:

	The Group			
	Current		Non-current	
	2009 HK$ million	2008 HK$ million	2009 HK$ million	2008 HK$ million
Unsecured bank loans	400	–	1,049	920
Floating rate notes	–	550	200	–
Fixed rate notes	–	–	1,980	2,003
Zero coupon notes	–	–	262	278
	400	550	3,491	3,201

In the current year, the average finance cost of the Group's total borrowings calculated based on their contracted interest rates was 4.2% (2008: 5.2%). To manage the interest rate and foreign exchange risks, the Group used certain derivatives to hedge part of the borrowings, which resulted in a reduction of the Group's average finance cost to 3.1% (2008: 4.4%). At 31 December 2009, the floating rate debt ratio was 64.9% (2008: 59.5%).

(a) Unsecured bank loans

The unsecured bank loans of HK$1,449 million (2008: HK$920 million) are guaranteed as to principal and interest by the Company and are repayable as follows:

	The Group	
	2009 HK$ million	2008 HK$ million
Within 1 year	400	–
More than 1 year, but not exceeding 2 years	650	70
More than 2 years, but not exceeding 5 years	399	850
	1,449	920

All the Group's unsecured bank loans were variable-rate borrowings with effective interest rates (which were also equal to contracted interest rates) ranging from 0.35% to 1.48% (2008: 0.79% to 5.11%) per annum at the end of the reporting period. Interest rates of the loans are normally re-fixed at every one to six months.

As disclosed in note 22(a), cross currency swaps and interest rate swaps were designated as cash flow hedges to hedge the foreign exchange and interest rate risks of part of the Group's unsecured bank loans at the end of the reporting period.

(b) Floating rate notes

In the current year, HK$550 million five-year floating rate notes matured and HK$200 million five-year floating rate notes were newly issued by Hysan (MTN) Limited, a wholly-owned subsidiary of the Company. The notes are guaranteed as to principal and interest by the Company, bear effective interest rates (which are equal to contracted interest rates) of 1.19% per annum at the end of reporting period and are repayable in full in 2014.

Both HK$200 million and HK$550 million five-year floating rate notes were not hedged by any derivative as at 31 December 2009 and 31 December 2008 respectively.

30. Borrowings continued

(c) Fixed rate notes

	The Group 2009 HK$ million	2008 HK$ million
Fixed rate notes – principal amount	1,981	1,981
Add: Net (gain) loss attributable to hedged risks	(1)	22
	1,980	2,003

Details of the Group's fixed rate notes at 31 December 2009 and 2008 are as follows:

Principal amount	Contracted interest rate per annum	Coupon payment term	Issue date	Maturity date
US$182 million*	7.00%	semi-annual basis	February 2002	February 2012
HK$300 million	5.25%	quarterly basis	August 2008	August 2015
HK$100 million	5.10%	annual basis	August 2008	August 2015
HK$165 million	5.38%	annual basis	September 2008	September 2020

* In February 2002, US$200 million 10-year fixed rate notes were issued by Hysan (MTN) Limited. In 2006, a total nominal amount of US$18 million was repurchased and cancelled. The outstanding nominal amount of the notes at the end of the reporting period was US$182 million.

All the fixed rate notes were issued by Hysan (MTN) Limited. The notes are guaranteed as to principal and interest by the Company and bear an effective interest rate equal to their respective contracted interest rate.

As detailed in note 22, forward foreign exchange contracts, interest rate swaps, cross currency swaps and net basis swaps were used to hedge or manage the foreign exchange and interest rate risks of the Group's fixed rate notes at the end of the reporting period.

At 31 December 2009, the net gain of HK$1 million represented (i) the change in fair value attributable to the hedged interest rate risk of the HK$565 million fixed rate notes under fair value hedge and (ii) the unamortised fair value gain adjusted to the US$117 million fixed rate notes upon the discontinuation of hedge accounting over the cross currency swaps (see note 22(b) for details).

At 31 December 2008, the net loss of HK$22 million represented changes in fair value attributable to (i) the hedged interest rate and foreign exchange rate risks of the US$117 million fixed rate notes under fair value hedge and (ii) the hedged interest rate risk of the HK$300 million fixed rate notes under fair value hedge.

(d) Zero coupon notes

	The Group 2009 HK$ million	2008 HK$ million
Zero coupon notes	255	242
Add: Net loss attributable to hedged risk	7	36
	262	278

In February 2005, 15-year zero coupon notes of nominal amount of HK$430 million were issued at an issue price of around 46.37% of the nominal amount by Hysan (MTN) Limited. The notes are guaranteed as to nominal amount by the Company, bear an effective yield (which is equal to contracted yield) at the rate of 5.19% per annum and are repayable at par in February 2020.

Hysan (MTN) Limited has the option to redeem the notes on 7 February 2015 at a price of about 77.4% of the nominal amount.

The Group has entered into an interest rate swap to hedge against the interest rate risk of the zero coupon notes under fair value hedge (see note 22(b) for details).

The net loss of approximately HK$7 million (2008: HK$36 million) represented changes in fair value attributable to the hedged interest rate risk of the zero coupon notes under fair value hedge.

31. Deferred taxation

The following are the major deferred tax liabilities (assets) recognised by the Group and movements thereon during the current and prior years:

	Accelerated tax depreciation HK$ million	Revaluation of properties HK$ million	Tax losses HK$ million	Total HK$ million
The Group				
At 1 January 2008	264	3,647	(1)	3,910
Charge (credit) to profit or loss *(note 9)*	1	(28)	(13)	(40)
Charge to equity for the year	–	1	–	1
Effect of change in tax rate	(15)	(208)	–	(223)
At 31 December 2008	250	3,412	(14)	3,648
Charge to profit or loss *(note 9)*	16	207	10	233
At 31 December 2009	**266**	**3,619**	**(4)**	**3,881**

At the end of the reporting period, the Group has unused estimated tax losses of HK$534 million (2008: HK$593 million), of which HK$252 million (2008: HK$250 million) has not been agreed by IRD, available for offset against future profits. A deferred tax asset has been recognised in respect of HK$24 million (2008: HK$85 million) of such losses. No deferred tax asset has been recognised in respect of the remaining estimated tax losses of HK$510 million (2008: HK$508 million) as the utilisation of these estimated tax losses is uncertain. These estimated tax losses may be carried forward indefinitely.

At the end of the reporting period, the Group has deductible temporary differences of HK$55 million (2008: HK$49 million) arisen from the revaluation of properties. No deferred tax asset has been recognised in relation to such deductible temporary differences as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilised.

The Company does not have any unused tax loss at the end of the reporting period.

32. Share Capital

	Number of shares		Share capital	
	2009	2008	**2009 HK$ million**	2008 HK$ million
Ordinary shares of HK$5 each				
Authorised:				
At 1 January and 31 December	**1,450,000,000**	1,450,000,000	**7,250**	7,250
Issued and fully paid:				
At 1 January	**1,041,114,578**	1,037,469,756	**5,206**	5,187
Issue of shares pursuant to scrip dividend schemes	**9,413,512**	3,528,155	**47**	18
Exercise of share options	**80,000**	116,667	**–**	1
At 31 December	**1,050,608,090**	1,041,114,578	**5,253**	5,206

32. Share Capital continued

(a) Issue of shares pursuant to scrip dividend schemes

For the year ended 31 December 2009

On 9 June 2009 and 22 September 2009 respectively, the Company issued and allotted a total of 8,672,003 shares and 741,509 shares of HK$5 each in the Company at HK$14.852 and HK$19.204 to the shareholders who elected to receive shares in the Company in lieu of cash for the 2008 final and 2009 interim dividends pursuant to the scrip dividend schemes announced by the Company on 18 May 2009 and 27 August 2009. These shares rank pari passu in all respects with other shares in issue.

For the year ended 31 December 2008

On 18 June 2008 and 12 September 2008 respectively, the Company issued and allotted a total of 3,031,113 shares and 497,042 shares of HK$5 each in the Company at HK$23.10 and HK$21.59 to the shareholders who elected to receive shares in the Company in lieu of cash for the 2007 final and 2008 interim dividends pursuant to the scrip dividend schemes announced by the Company on 14 May 2008 and 21 August 2008. These shares rank pari passu in all respects with other shares in issue.

(b) Issue of shares under share option schemes

For the year ended 31 December 2009

During the year ended 31 December 2009, options to subscribe for a total of 80,000 shares were exercised at the exercise prices of HK$15.85 per share. These shares rank pari passu in all respects with other shares in issue. Details of options outstanding and movements during the year are set out in note 39.

For the year ended 31 December 2008

During the year ended 31 December 2008, options to subscribe for a total of 114,667 shares and 2,000 shares were exercised at the exercise prices of HK$15.85 and HK$21.25 per share respectively. These shares rank pari passu in all respects with other shares in issue. Details of options outstanding and movements during the year are set out in note 39.

33. Reserves of the Company

The Company's reserves available for distribution to its owners as at 31 December 2009 amounted to HK$5,860 million (2008: HK$5,794 million), being its general reserve and retained profits at that date.

	Share premium HK$ million	Share options reserve HK$ million	Capital redemption reserve HK$ million	General reserve HK$ million (Note)	Retained profits HK$ million	Total HK$ million
At 1 January 2008	1,541	6	276	100	5,576	7,499
Issue of shares pursuant to scrip dividend schemes	63	–	–	–	–	63
Issue of shares under share option schemes	2	(1)	–	–	–	1
Recognition of equity-settled share-based payments	–	5	–	–	–	5
Forfeiture of share options	–	(1)	–	–	1	–
Profit for the year	–	–	–	–	761	761
Dividends paid during the year *(note 14)*	–	–	–	–	(644)	(644)
At 31 December 2008	1,606	9	276	100	5,694	7,685
Issue of shares pursuant to scrip dividend schemes	96	–	–	–	–	96
Issue of shares under share option schemes	1	–	–	–	–	1
Recognition of equity-settled share-based payments	–	6	–	–	–	6
Forfeiture of share options	–	(5)	–	–	5	–
Profit for the year	–	–	–	–	770	770
Dividends paid during the year *(note 14)*	–	–	–	–	(709)	(709)
At 31 December 2009	**1,703**	**10**	**276**	**100**	**5,760**	**7,849**

Note: General reserve was set up from the transfer of retained profits.

34. Retirement Benefits Plans

With effect from 1 December 2000, the Group set up an enhanced Mandatory Provident Fund Scheme (the "Enhanced MPF Scheme"), a defined contribution scheme, for all qualifying employees. The Enhanced MPF Scheme is registered with the Mandatory Provident Fund Schemes Authority under Section 124(1) of the Mandatory Provident Fund Schemes (General) Regulation.

Pursuant to the rules of the Enhanced MPF Scheme, the Group's contributions to the plan are based on fixed percentages of members' salaries, ranging from 5% of MPF Relevant Income to 15% of basic salary. Members' mandatory contributions are fixed at 5% of MPF Relevant Income, in compliance with MPF legislation.

Total contributions made by the Group during the year amounted to HK$6 million (2008: HK$5 million). Forfeited contributions for the year amounted to HK$1 million (2008: HK$3 million) were refunded to the Group.

35. Contingent Liabilities

At the end of the reporting period, there were contingent liabilities in respect of the following:

	The Group		The Company	
	2009 HK$ million	2008 HK$ million	2009 HK$ million	2008 HK$ million
Corporate guarantee to note holders				
– for issue of floating rate notes	–	–	200	550
– for issue of fixed rate notes	–	–	1,985	1,985
– for issue of zero coupon notes	–	–	430	430
	–	–	2,615	2,965
Guarantees to banks for providing financing facilities to subsidiaries	–	–	1,449	920

36. Capital Commitments

At the end of the reporting period, the Group and the Company had the following capital commitments in respect of its investment properties:

	The Group		The Company	
	2009 HK$ million	2008 HK$ million	2009 HK$ million	2008 HK$ million
Authorised but not contracted for	432	2,068	6	–
Contracted but not provided for	1,768	123	–	–

37. Lease Commitments

(a) The Group as lessor

At the end of the reporting period, the Group had contracted with tenants for the following future minimum lease payments:

	The Group	
	2009 HK$ million	2008 HK$ million
Within one year	1,252	1,266
In the second to fifth year inclusive	1,293	1,349
Over five years	49	–
	2,594	2,615

Operating lease payments represent rentals receivable by the Group from leasing of its investment properties. Typically, leases are negotiated and rentals are fixed for lease term of one to three years. Certain leases include contingent rentals calculated with reference to turnover of the tenants.

37. Lease Commitments continued

(b) The Company as lessee

At the end of the reporting period, the Company had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	The Company	
	2009 HK$ million	2008 HK$ million
Within one year	20	8
In the second to fifth year inclusive	27	3
	47	11

Operating lease payments represent rentals payable by the Company to its subsidiaries for its office premises which are negotiated and rentals are fixed for three years.

At the end of the reporting period, the Group had no commitment under non-cancellable operating lease.

38. Related Party Transactions and Balances

(a) Transactions and balances with related parties

The Group has the following transactions with related parties during the year and has the following balances with them at the end of the reporting period:

	The Group			
	Substantial shareholder		Directors	
	2009 HK$ million	2008 HK$ million	2009 HK$ million	2008 HK$ million
Gross rental income received from *(Note a)*	3	2	25	24
Amount due to a minority shareholder *(Note b)*	–	–	94	94

Notes:

(a) The sum of transactions with substantial shareholder represented the aggregate gross rental income received from Atlas Corporate Management Limited, a wholly-owned subsidiary of Lee Hysan Estate Company, Limited, which holds 41.23% beneficial interest in the Company.

The sum of transactions with Directors represented the aggregate gross rental income received under various leases respectively with Directors of approximately HK$964,000 (2008: HK$882,000), and companies controlled by Directors or their associates in aggregate of approximately HK$23,706,000 (2008: HK$23,337,000).

(b) The sum represents outstanding loan advanced to a non wholly-owned subsidiary of the Group, Barrowgate Limited ("Barrowgate") by Mightyhall Limited, a wholly-owned subsidiary of Jebsen and Company Limited, of which Hans Michael JEBSEN is a director and shareholder, as shareholders loan in proportion to its shareholding in Barrowgate for general funding purpose. The amount is unsecured, interest-free and repayable on demand.

The Company has the following balances with its subsidiaries at the end of the reporting period:

	The Company	
	2009 HK$ million	2008 HK$ million
Amounts due from subsidiaries	12,991	13,368
Less: Allowances on amounts due therefrom	(248)	(499)
	12,743	12,869
Amounts due to subsidiaries	192	59

Details of amounts due from/to subsidiaries are disclosed in note 24 to the financial statements.

38. Related Party Transactions and Balances continued

(b) Compensation of key management personnel

The remuneration of Directors and other members of key management of the Group and the Company during the year were as follows:

	2009 HK$ million	2008 HK$ million
Salaries and other short-term employee benefits	20	26
Share-based payments	4	4
Retirement benefits scheme contributions	1	1
	25	31

The remuneration of the Directors and key executives is determined by the Emoluments Review Committee and Chief Executive Officer respectively having regard to the performance of individuals and market trends.

39. Share-Based Payment Transactions

(a) Equity-settled share option schemes

The 1995 Share Option Scheme (the "1995 Scheme")

The 1995 Scheme was approved by shareholders on 28 April 1995 and had a term of 10 years. It expired on 28 April 2005. All outstanding options granted under the 1995 Scheme will continue to be valid and exercisable in accordance with the provisions of the 1995 Scheme.

The purpose of the 1995 Scheme was to strengthen the links between individual staff and shareholder interests.

Under the 1995 Scheme, options may be granted to employees of the Company or any of its wholly-owned subsidiaries selected by the Board at its discretion to subscribe for ordinary shares of the Company.

The maximum number of shares in respect of which options may be granted under the 1995 Scheme (together with shares issued and issuable under the scheme) is 3% of the issued share capital of the Company (excluding shares issued pursuant to the scheme and any other share option scheme) from time to time. The maximum number of shares issued under the scheme and other scheme will not exceed 10% of the issued share capital of the Company from time to time (excluding shares issued pursuant to the scheme and any other share option scheme).

The maximum entitlement of each participant is substantially below the limit set out under the scheme rules (being 25% of the maximum number of shares in respect of which options may at any time be granted under the 1995 Scheme). For the options granted under the 1995 Scheme currently outstanding, the basis for determining the exercise price is the highest of (i) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date of grant; (ii) the average of the closing prices of the shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant; and (iii) the nominal value of the shares. Consideration on each grant of option was HK$1 and was paid within 30 days from the date of grant of option, with full payment for exercise price to be made on exercise of the relevant option.

The 2005 Share Option Scheme (the "2005 Scheme")

The Company adopted the 2005 Scheme at its Annual General Meeting ("AGM") held on 10 May 2005, which has a term of 10 years and will be expiring on 9 May 2015 (together with the 1995 Scheme are referred to as the "Schemes").

The purpose of the 2005 Scheme is to provide an incentive for employees of the Company and its wholly-owned subsidiaries to work with commitment towards enhancing the value of the Company and its shares for the benefit of its shareholders.

Under the 2005 Scheme, options may be granted to employees of the Company or any wholly-owned subsidiaries (including executive Directors) and such other persons as the Board may consider appropriate from time to time, on the basis of their contribution to the development and growth of the Company and its subsidiaries, to subscribe for ordinary shares of the Company.

39. Share-Based Payment Transactions continued

(a) Equity-settled share option schemes continued

The 2005 Share Option Scheme (the "2005 Scheme") continued

The maximum number of shares in respect of which options may be granted under the 2005 Scheme and any other share option scheme of the Company shall not exceed such number of shares as required under the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), currently being 10% of the shares in issue as at 10 May 2005, the date of the AGM approving the 2005 Scheme (being 104,996,365 shares). Under the Listing Rules, a listed issuer may seek approval by its shareholders in general meeting for "refreshing" the 10% limit under the scheme. The limit on the number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the 2005 Scheme and any other share option scheme of the Company must not exceed 30% of the shares in issue from time to time (or such number of shares as required under the Listing Rules). No options may be granted if such grant will result in this 30% limit being exceeded.

The maximum entitlement of each participant under the 2005 Scheme must not during any 12-month period exceed such number of shares as required under the Listing Rules (which is 1% of the total shares in issue as at the date of shareholders' approval, being 10,499,636). The exercise price shall be at least the highest of (i) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date of grant; (ii) the average of the closing prices of the shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant; and (iii) the nominal value of the shares. Consideration on each grant of option is HK$1 and is required to be paid within 30 days from the date of grant of option, with full payment for exercise price to be made on exercise of the relevant option.

(b) Grant and vesting structures

Under the Company's current policy, grants will be made on a periodic basis. Vesting period is 3 years in equal proportion. Size of grant will be determined by reference to base salary multiple and job grades. A clear performance criterion will be a key driver. The Board will review the grant and vesting structures from time to time.

39. Share-Based Payment Transactions continued

(c) Movement of share options

The following table discloses movements of the Company's share options held by the Directors and eligible employees during the current year:

Name	Date of grant	Exercise price HK$	Exercisable period (Note a)	Balance as at 1.1.2009	Changes during the year: Granted	Changes during the year: Exercised	Changes during the year: Cancelled/ lapsed (Note b)	Balance as at 31.12.2009
1995 Scheme								
Executive Directors								
Wendy Wen Yee YUNG	30.3.2005	15.850	30.3.2005 – 29.3.2015	96,000	–	–	–	96,000
Ricky Tin For TSANG *(Note c)*	30.3.2005	15.850	30.3.2005 – 29.3.2015	80,000	–	(80,000) *(Note d)*	–	–
Eligible employees *(Note e)*	30.3.2005	15.850	30.3.2005 – 29.3.2015	13,000	–	–	(13,000)	–
2005 Scheme								
Executive Directors								
Peter Ting Chang LEE *(Note f)*	6.3.2007	21.380	6.3.2007 – 16.4.2010	235,000	–	–	–	235,000
	13.3.2008	21.450	13.3.2008 – 16.4.2010	260,000	–	–	–	260,000
	11.3.2009	11.760 *(Note g)*	11.3.2009 – 16.4.2010	–	500,000	–	–	500,000
Gerry Lui Fai YIM *(Note h)*	1.12.2009	22.800 *(Note i)*	1.12.2009 – 30.11.2019	–	218,000	–	–	218,000
Wendy Wen Yee YUNG	26.6.2006	20.110	26.6.2006 – 25.6.2016	110,000	–	–	–	110,000
	30.3.2007	21.250	30.3.2007 – 29.3.2017	95,000	–	–	–	95,000
	31.3.2008	21.960	31.3.2008 – 30.3.2018	100,000	–	–	–	100,000
	11.3.2009	11.760 *(Note g)*	11.3.2009 – 10.3.2019	–	300,000	–	–	300,000
Ricky Tin For TSANG *(Note c)*	30.3.2006	22.000	30.3.2006 – 29.3.2016	120,000	–	–	(120,000)	–
	30.3.2007	21.250	30.3.2007 – 29.3.2017	95,000	–	–	(95,000)	–
	31.3.2008	21.960	31.3.2008 – 30.3.2018	100,000	–	–	(100,000)	–
	11.3.2009	11.760 *(Note g)*	11.3.2009 – 10.3.2019	–	250,000	–	(250,000)	–

39. Share-Based Payment Transactions continued

(c) Movement of share options continued

Name	Date of grant	Exercise price HK$	Exercisable period (Note a)	Balance as at 1.1.2009	Changes during the year: Granted	Exercised	Cancelled/ lapsed (Note b)	Balance as at 31.12.2009
2005 Scheme continued								
Eligible employees *(Note e)*	30.3.2006	22.000	30.3.2006 – 29.3.2016	67,000	–	–	(44,000)	23,000
	6.3.2007	21.380	6.3.2007 – 30.6.2009	108,000	–	–	(108,000)	–
	30.3.2007	21.250	30.3.2007 – 29.3.2017	73,000	–	–	(42,000)	31,000
	31.3.2008	21.960	31.3.2008 – 30.3.2018	164,000	–	–	(76,000)	88,000
	2.5.2008	23.900	2.5.2008 – 1.5.2018	95,000	–	–	–	95,000
	9.9.2008	21.300	9.9.2008 – 8.9.2018	85,000	–	–	(85,000)	–
	2.10.2008	20.106	2.10.2008 – 1.10.2018	85,000	–	–	–	85,000
	31.3.2009	13.300 *(Note j)*	31.3.2009 – 30.3.2019	–	472,000	–	(61,000)	411,000
				1,981,000	1,740,000	(80,000)	(994,000)	2,647,000

Notes:

(a) Save otherwise stated, all options granted have a vesting period of 3 years in equal proportions.

(b) The options lapsed during the year upon resignations or retirement of certain Directors and eligible employees.

(c) Ricky Tin For TSANG resigned as Executive Director, Finance on 29 September 2009.

(d) The weighted average closing price of the shares of the Company immediately before the date on which the options were exercised was HK$19.240.

(e) Eligible employees are working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance.

(f) Peter Ting Chang LEE passed away on 17 October 2009. The legal personal representative(s) of Peter Ting Chang LEE will be entitled to exercise the outstanding options until 16 April 2010.

(g) The closing price of the shares of the Company immediately before the date of grant (i.e. as of 10 March 2009) was HK$11.180.

(h) Gerry Lui Fai YIM was appointed as Executive Director on 1 December 2009.

(i) The closing price of the shares of the Company immediately before the date of grant (i.e. as of 30 November 2009) was HK$22.250.

(j) The closing price of the shares of the Company immediately before the date of grant (i.e. as of 30 March 2009) was HK$12.900.

39. Share-Based Payment Transactions continued

(c) Movement of share options continued

The following table discloses movements of the Company's share options held by the Directors and eligible employees in prior year:

Name	Date of grant	Exercise price HK$	Exercisable period *(Note a)*	Balance as at 1.1.2008	Changes during the year: Granted	Changes during the year: Exercised	Changes during the year: Cancelled/ lapsed *(Note b)*	Balance as at 31.12.2008
1995 Scheme								
Executive Directors								
Ricky Tin For TSANG *(Note c)*	30.3.2005	15.850	30.3.2005 – 29.3.2015	120,000	–	(40,000) *(Note d)*	–	80,000
Wendy Wen Yee YUNG *(Note c)*	30.3.2005	15.850	30.3.2005 – 29.3.2015	96,000	–	–	–	96,000
Eligible employees *(Note e)*	30.3.2005	15.850	30.3.2005 – 29.3.2015	87,667	–	(74,667) *(Note f)*	–	13,000
2005 Scheme								
Executive Directors								
Peter Ting Chang LEE	6.3.2007	21.380	6.3.2007 – 5.3.2017	235,000	–	–	–	235,000
	13.3.2008	21.450 *(Note g)*	13.3.2008 – 12.3.2018	–	260,000	–	–	260,000
Ricky Tin For TSANG *(Note c)*	30.3.2006	22.000	30.3.2006 – 29.3.2016	120,000	–	–	–	120,000
	30.3.2007	21.250	30.3.2007 – 29.3.2017	95,000	–	–	–	95,000
	31.3.2008	21.960 *(Note h)*	31.3.2008 – 30.3.2018	–	100,000	–	–	100,000
Wendy Wen Yee YUNG *(Note c)*	26.6.2006	20.110	26.6.2006 – 25.6.2016	110,000	–	–	–	110,000
	30.3.2007	21.250	30.3.2007 – 29.3.2017	95,000	–	–	–	95,000
	31.3.2008	21.960 *(Note h)*	31.3.2008 – 30.3.2018	–	100,000	–	–	100,000
Pauline Wah Ling YU WONG *(Note i)*	6.3.2007	21.380	6.3.2007 – 30.6.2009	108,000	–	–	–	108,000

39. Share-Based Payment Transactions continued

(c) Movement of share options continued

Name	Date of grant	Exercise price HK$	Exercisable period *(Note a)*	Balance as at 1.1.2008	Changes during the year: Granted	Changes during the year: Exercised	Changes during the year: Cancelled/ lapsed *(Note b)*	Balance as at 31.12.2008
2005 Scheme continued								
Eligible employees *(Note e)*	30.3.2006	22.000	30.3.2006 – 29.3.2016	99,000	–	–	(32,000)	67,000
	30.3.2007	21.250	30.3.2007 – 29.3.2017	132,000	–	(2,000) *(Note j)*	(57,000)	73,000
	31.3.2008	21.960 *(Note h)*	31.3.2008 – 30.3.2018	–	178,000	–	(14,000)	164,000
	2.5.2008	23.900 *(Note k)*	2.5.2008 – 1.5.2018	–	95,000	–	–	95,000
	9.9.2008	21.300 *(Note l)*	9.9.2008 – 8.9.2018	–	85,000	–	–	85,000
	2.10.2008	20.106 *(Note m)*	2.10.2008 – 1.10.2018	–	85,000	–	–	85,000
				1,297,667	903,000	(116,667)	(103,000)	1,981,000

Notes:

(a) Save otherwise stated, all options granted have a vesting period of 3 years in equal proportions.

(b) The options lapsed during the year upon resignations of certain eligible employees.

(c) Ricky Tin For TSANG and Wendy Wen Yee YUNG were appointed as Executive Directors on 1 April 2008.

(d) The weighted average closing price of the shares of the Company immediately before the date on which the options were exercised was HK$22.700.

(e) Eligible employees are working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance.

(f) The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised was HK$22.337.

(g) The closing price of the shares of the Company immediately before the date of grant (i.e. as of 12 March 2008) was HK$22.100.

(h) The closing price of the shares of the Company immediately before the date of grant (i.e. as of 28 March 2008) was HK$21.950.

(i) Pauline Wah Ling YU WONG retired from the Board of the Company by rotation as from the conclusion of 2008 Annual General Meeting held on 14 May 2008. She remained as Senior Advisor to the Company until 31 December 2008 when she retired from the Company and her outstanding options remain exercisable until 30 June 2009.

(j) The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised was HK$22.950.

(k) The closing price of the shares of the Company immediately before the date of grant (i.e. as of 30 April 2008) was HK$22.600.

(l) The closing price of the shares of the Company immediately before the date of grant (i.e. as of 8 September 2008) was HK$21.300.

(m) The closing price of the shares of the Company immediately before the date of grant (i.e. as of 30 September 2008) was HK$19.980.

39. Share-Based Payment Transactions continued

(d) Fair values of share options

The Group has applied HKFRS 2 "Share-based Payments" to account for its share options granted after 7 November 2002 and vested after 1 January 2005. In accordance with HKFRS 2, fair value of share options granted to employees determined at the date of grant is expensed over the vesting period, with a corresponding adjustment to the Group's share options reserve. In the current year, the Group recognised the share option expenses of HK$6 million (2008: HK$5 million) in relation to share options granted by the Company, of which HK$4 million (2008: HK$3 million) related to the Directors (see note 12), with a corresponding adjustment recognised in the Group's share options reserve.

The fair values of share options granted by the Company were determined by using Black-Scholes option pricing model (the "Model"). The Model is one of the commonly used models to estimate the fair value of an option. The variables and assumptions used in computing the fair value of the share options are based on the management's best estimate. The value of an option varies with different variables of a number of subjective assumptions. Any change in the variables so adopted may materially affect the estimation of the fair value of an option. The inputs into the Model were as follows:

Date of grant	1.12.2009	31.3.2009	11.3.2009	2.10.2008	9.9.2008	2.5.2008	31.3.2008	13.3.2008
Closing share price at the date of grant	HK$22.800	HK$13.100	HK$11.760	HK$19.160	HK$21.300	HK$23.900	HK$21.800	HK$21.450
Exercise price	HK$22.800	HK$13.300	HK$11.760	HK$20.106	HK$21.300	HK$23.900	HK$21.960	HK$21.450
Risk free rate *(Note a)*	2.16%	1.94%	1.97%	2.94%	2.83%	2.67%	2.61%	2.49%
Expected life of option *(Note b)*	10 years	10 years	10 years	10 years	10 years	10 years	10 years	10 years
Expected volatility *(Note c)*	35.09%	47.74%	48.24%	38.86%	38.19%	35.51%	34.25%	33.03%
Expected dividend per annum *(Note d)*	HK$0.526	HK$0.526	HK$0.526	HK$0.463	HK$0.463	HK$0.463	HK$0.463	HK$0.463
Estimated fair value per share option	HK$8.560	HK$4.299	HK$3.671	HK$6.940	HK$8.130	HK$8.990	HK$7.390	HK$6.970

Notes:

(a) Risk free rate: being the approximate yields of 10-year Exchange Fund Notes traded on the date of grant, matching the expected life of each option.

(b) Expected life of option: being the period of 10 years commencing on the date of grant, based on management's best estimates for the effects of non-transferability, exercise restriction and behavioural consideration.

(c) Expected volatility: being the approximate historical volatility of closing prices of the shares of the Company in the past one year immediately before the date of grant, except for the options granted on or after 1 December 2009 which the management considered that it was more appropriate that the expected volatility should be the approximate historical volatility of closing prices of the shares of the Company in the past 10 years immediately before the date of grant in order to match the expected life of the options of 10 years.

(d) Expected dividend per annum: being the approximate average annual cash dividend for the past five financial years.

1. Financial Risk Management Objectives and Policies

The Group's major financial instruments include cash and bank balances, time deposits, held-to-maturity investments, amount due from an associate, accounts receivable, other receivables, available-for-sale financial assets, accounts payable, accruals, rental deposits from tenants, amounts due to minority shareholders, borrowings and derivative financial instruments. The Company's major financial instruments include cash and bank balances, time deposits, other receivables, amounts due from/to subsidiaries, other payable and accruals. Details of these financial instruments are disclosed in respective notes to the financial statements. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

(a) Credit risk

The credit risk of the Group and the Company are primarily attributable to rents receivable from tenants, amounts due from subsidiaries, amount due from an associate, principal-protected deposits, derivative financial instruments, held-to-maturity investments, time deposits and bank balances. The Group's and the Company's maximum exposure to credit risk which will cause a financial loss to the Group and the Company due to failure to discharge an obligation by the counterparties and financial guarantees issued by the Company is arising from:

(i) the carrying amount of the respective recognised financial assets as stated in the consolidated and Company's statement of financial position; and

(ii) the amount of contingent liabilities in relation to financial guarantee issued by the Company as disclosed in note 35 of the notes to the financial statements section.

For rents receivable from tenants, credit checks are part of the normal leasing process and stringent monitoring procedures are in place to deal with overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at the end of each reporting period to ensure that adequate impairment losses are made for irrecoverable amounts.

For derivative financial instruments, principal-protected deposits, time deposits and bank balances, the Group and the Company only deals with financial institutions that have strong credit ratings to mitigate counterparty risk. In order to limit exposure to each financial institution, exposure limit was set with each financial institution according to their credit rating with regular review by management. The Group's listed debt securities investments are issued by Hong Kong Monetary Authority or national government with high sovereign credit rating.

Credit exposure to financial institutions are monitored and reported regularly to the management. The table below provides a high level summary to management about the Group's exposure to each financial institution based on the amount of time deposits and the net positive value of financial assets and liabilities (including derivatives and principal-protected deposits) as at 31 December 2009.

Category of financial institutions	2009 Number of counterparty	2009 Exposure HK$ million	2008 Number of counterparty	2008 Exposure HK$ million
Credit rating of AA- or above or note issuing banks	5	79 to 389	6	40 to 201
Credit rating A- to A+	7	4 to 288	7	30 to 100

To minimise the credit risk of amounts due from subsidiaries and an associate, the management of the Group and the Company review the recoverable amount of each individual balance at the end of each reporting period to ensure adequate impairment losses are made for irrecoverable amounts. Other than concentration of credit risk on amount due from an associate, the Group and the Company have no significant concentration of credit risk, with exposure spread over a number of counterparties and tenants.

1. Financial Risk Management Objectives and Policies continued

(b) Liquidity risk

The Group and the Company closely monitors their liquidity requirements and the sufficiency of cash and available banking facilities so as to ensure that the payment obligations are met.

The following table details the remaining contractual maturity of the Group and the Company for their non-derivative financial liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group and the Company is required to pay. The table includes both interest and principal cash flows. The interest payments are computed using contractual rates or, if floating, based on the prevailing market rate at the end of the reporting period. For cash flows denominated in currency other than Hong Kong dollars, the prevailing foreign exchange rates at the end of the reporting period are used to convert the cash flows into Hong Kong dollars.

	Carrying amount HK$ million	Total contractual undiscounted cash flow HK$ million	Within 1 year or on demand HK$ million	More than 1 year but not exceeding 2 years HK$ million	More than 2 years but not exceeding 5 years HK$ million	More than 5 years HK$ million
The Group						
As at 31 December 2009						
Non-derivative financial liabilities						
Accounts payable and accruals	(314)	(314)	(314)	–	–	–
Rental deposits from tenants	(400)	(400)	(127)	(122)	(126)	(25)
Amounts due to minority shareholders	(327)	(327)	(327)	–	–	–
Unsecured bank loans	(1,449)	(1,476)	(410)	(656)	(410)	–
Floating rate notes	(200)	(211)	(2)	(2)	(207)	–
Fixed rate notes	(1,980)	(2,442)	(129)	(128)	(1,550)	(635)
Zero coupon notes	(262)	(430)	–	–	–	(430)
	(4,932)	(5,600)	(1,309)	(908)	(2,293)	(1,090)
As at 31 December 2008						
Non-derivative financial liabilities						
Accounts payable and accruals	(320)	(320)	(320)	–	–	–
Rental deposits from tenants	(388)	(388)	(158)	(88)	(132)	(10)
Amounts due to minority shareholders	(327)	(327)	(327)	–	–	–
Unsecured bank loans	(920)	(970)	(21)	(85)	(864)	–
Floating rate notes	(550)	(557)	(557)	–	–	–
Fixed rate notes	(2,003)	(2,570)	(128)	(129)	(1,648)	(665)
Zero coupon notes	(278)	(430)	–	–	–	(430)
	(4,786)	(5,562)	(1,511)	(302)	(2,644)	(1,105)

1. Financial Risk Management Objectives and Policies continued

(b) Liquidity risk continued

	Carrying amount HK$ million	Total contractual undiscounted cash flow HK$ million	Within 1 year or on demand HK$ million	More than 1 year but not exceeding 2 years HK$ million	More than 2 years but not exceeding 5 years HK$ million	More than 5 years HK$ million
The Company						
As at 31 December 2009						
Non-derivative financial liabilities						
Other payable and accruals	(34)	(34)	(34)	–	–	–
Amounts due to subsidiaries	(192)	(192)	(192)	–	–	–
	(226)	(226)	(226)	–	–	–
As at 31 December 2008						
Non-derivative financial liabilities						
Other payable and accruals	(31)	(31)	(31)	–	–	–
Amounts due to subsidiaries	(59)	(59)	(59)	–	–	–
	(90)	(90)	(90)	–	–	–

The following table details the Group's remaining contractual maturity for its derivative financial instruments. The table has been drawn up based on the undiscounted net cash inflows (outflows) on the derivative instruments that settle on a net basis and undiscounted gross inflows (outflows) on those derivatives that require gross settlement. When the amount payable or receivable is not fixed, the amount disclosed has been determined by the prevailing market rate at the end of the reporting period. For cash flows denominated in currency other than Hong Kong dollars, the prevailing foreign exchange rates at the end of the reporting period are used to convert the cash flows into Hong Kong dollars.

	Carrying amount HK$ million	Total contractual undiscounted cash flow HK$ million	Within 1 year or on demand HK$ million	More than 1 year but not exceeding 2 years HK$ million	More than 2 years but not exceeding 5 years HK$ million	More than 5 years HK$ million
The Group						
As at 31 December 2009						
Derivative settled net						
Interest rate swaps and basis swaps	5	118	3	2	16	97
Derivative settled gross						
Forward foreign exchange contracts	1					
Outflow		(324)	(244)	(66)	(14)	–
Inflow		326	245	66	15	–
Cross currency and net basis swaps	55					
Outflow		(1,891)	(27)	(26)	(1,838)	–
Inflow		1,991	69	69	1,853	–

1. Financial Risk Management Objectives and Policies continued

(b) Liquidity risk continued

	Carrying amount HK$ million	Total contractual undiscounted cash flow HK$ million	Within 1 year or on demand HK$ million	More than 1 year but not exceeding 2 years HK$ million	More than 2 years but not exceeding 5 years HK$ million	More than 5 years HK$ million
As at 31 December 2008						
Derivative settled net						
Interest rate swaps	40	139	5	4	28	102
Derivative settled gross						
Forward foreign exchange contracts	2					
Outflow		(366)	(282)	(35)	(49)	–
Inflow		368	283	35	50	–
Cross currency and net basis swaps	75					
Outflow		(1,758)	(43)	(36)	(1,679)	–
Inflow		1,856	70	68	1,718	–

At the end of the reporting period, the Company has no derivative financial instruments.

(c) Interest rate risk

The Group manages its interest rate exposure by assessing the potential impact on the Group's financial position arising from any interest rate movements based on interest rate level and outlook. The management will review the proportion of borrowings in fixed rates and floating rates and ensure that they are within an appropriate range. Accordingly, the Group entered into (i) interest rate swaps to hedge the interest rate risk of the Group's floating rate borrowings including bank loans and floating rate notes; and (ii) cross currency swaps and interest rate swaps to hedge the interest rate risk of certain amounts of the Group's fixed rate notes. The Group reviews the continuing effectiveness of hedging instruments at least at the end of each reporting period and until the hedging instrument expires or is terminated or the hedge no longer meets the criteria for hedge accounting. The Group mainly used comparison of change in fair value of the hedging instruments and the hedged items attributable to the hedged risk for assessing the hedging effectiveness.

As at 31 December 2009, about 64.9% (2008: 59.5%) of the Group's gross debts were effectively on a floating rate basis. The ratio could be adjusted according to views about changes in the interest rate trend going forward. In addition, the Group is exposed to (i) cash flow interest rate risk as the interest income derived from time deposits and bank balances is subject to interest rate changes; and (ii) fair value interest rate risk in relation to its held-to-maturity investments in fixed-rate debt securities. Other than the concentration of interest rate risk related to the movements in HIBOR, the Group has no significant concentration of interest rate risk.

Sensitivity analysis

The sensitivity analysis below has been determined assuming that the change in interest rates had occurred at the end of the reporting period and had been applied to both derivative and non-derivative financial instruments that would have affected the profit or loss and equity. A change of +100 and -5 basis points ("bps") (2008: +50 and -50 bps) was applied to the yield curves at the end of the reporting period. The applied change of bps represented management's assessment of the reasonably possible change in interest rates based on the current market conditions. The increase in positive change reflected potential interest rate increase in 2010 and the decrease in negative change is due to the low level of prevailing market interest rates at the end of the reporting period.

In management's opinion, the sensitivity analysis is unrepresentative of the interest rate risk as the year end exposure does not reflect the exposure during the year.

1. Financial Risk Management Objectives and Policies continued

(c) Interest rate risk continued

	The Group			
	Increase (decrease) in profit or loss		Increase (decrease) in equity	
	100 bps increase HK$ million	5 bps decrease HK$ million	100 bps increase HK$ million	5 bps decrease HK$ million
As at 31 December 2009	(24)	1	29	(2)
	50 bps increase HK$ million	50 bps decrease HK$ million	50 bps increase HK$ million	50 bps decrease HK$ million
As at 31 December 2008	(1)	2	11	(12)

(d) Currency risk

The Group aims to minimise its currency risk and does not speculate in currency movements. The majority of the Group's assets are located and all rental income are derived in Hong Kong, and denominated in Hong Kong dollars. At the end of the reporting period, the Group has the following monetary assets and monetary liabilities denominated in USD.

	The Group			
	2009		2008	
	US$ million	HK$ million	US$ million	HK$ million
Assets				
Time deposits	23	178	–	–
Principal-protected deposits	8	62	–	–
Listed debt securities	–	–	27	209
	31	240	27	209
Liabilities				
Unsecured bank loans	51	399	26	200
Fixed rate notes	182	1,394	182	1,403
	233	1,793	208	1,603

At the end of the reporting period, all of the Company's assets and liabilities were denominated in Hong Kong dollars with the exception of US$15 million (2008: nil) time deposits.

Other than concentration of currency risk of the above items denominated in USD, the Group and the Company have no other significant currency risk.

The Group has entered into appropriate hedging instruments, mentioned in note 22 of the notes to the financial statements section, to hedge against the potential currency risk of the above items. The Group reviews the continuing effectiveness of hedging instruments at least at the end of each reporting period and until the hedging instrument expires or is terminated or the hedge no longer meets the criteria for hedge accounting.

1. Financial Risk Management Objectives and Policies continued

(d) Currency risk continued

Sensitivity analysis

The sensitivity analysis below has been determined assuming that a change in exchange rate had occurred at the end of the reporting period and had been applied to both derivative and non-derivative financial instruments that would have affected the profit or loss and equity. A change of 500 bps (2008: 650 bps) was applied to the HKD:USD spot and forward rates at the end of the reporting period. The applied change of bps represented management's assessment of the reasonably possible change in foreign exchange rates.

	The Group			
	Increase (decrease) in profit or loss		Increase (decrease) in equity	
	500 bps increase HK$ million	500 bps decrease HK$ million	500 bps increase HK$ million	500 bps decrease HK$ million
As at 31 December 2009	1	(1)	–	–
	650 bps increase HK$ million	650 bps decrease HK$ million	650 bps increase HK$ million	650 bps decrease HK$ million
As at 31 December 2008	(2)	–	3	–

(e) Equity price risk

The Group is exposed to equity price risks in relation to its available-for-sale investments in listed securities which are measured at fair value at the end of each reporting period with reference to the listed share price. The management will monitor the price movements and take appropriate actions when it is required.

Sensitivity analysis

The sensitivity analysis below has been determined assuming that a change in the corresponding equity prices had occurred at the end of the reporting period and had been applied to the investments that would have affected the equity. A change of 25% (2008: 25%) in stock prices was applied at the end of the reporting period. The applied change of percentage represented management's assessment of the reasonably possible change in stock prices.

	The Group Increase (decrease) in equity	
	25% increase HK$ million	25% decrease HK$ million
As at 31 December 2009	**249**	**(249)**
	25% increase HK$ million	25% decrease HK$ million
As at 31 December 2008	246	(246)

2. Categories of Financial Instruments

	The Group		The Company	
	2009 HK$ million	2008 HK$ million	2009 HK$ million	2008 HK$ million
Financial assets				
Fair value through profit or loss ("FVTPL")				
– designated as at FVTPL	200	125	–	–
– held for trading	62	–	–	–
Derivative instruments under hedge accounting	35	158	–	–
Available-for-sale financial assets	1,002	1,022	2	2
Held-to-maturity investments	–	700	–	–
Loans and receivables (including cash and cash equivalents)	2,467	1,728	13,321	13,014
	3,766	3,733	13,323	13,016
Financial liabilities				
Fair value through profit or loss				
– held for trading	9	10	–	–
Derivative instruments under hedge accounting	27	31	–	–
Amortised cost	4,532	4,398	226	90
	4,568	4,439	226	90

3. Fair Value

The fair value of financial assets and financial liabilities are determined as follows:

- the fair value of listed investments traded in active liquid markets are determined with reference to the published price quotations;
- the fair value of financial assets and financial liabilities (excluding derivative instruments) are determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices from observable current market transactions; and
- the fair value of derivative instruments are based on quoted prices from independent financial institutions or calculated using discounted cash flow analysis based on the applicable yield curve derived from quoted interest rates and based on the quoted spot and forward foreign exchange rates.

The Directors consider that the carrying amounts of financial assets and financial liabilities measured at amortised costs in the consolidated and the Company's financial statements approximate their fair values, except for the carrying amount of HK$1,980 million (2008: HK$2,003 million) fixed rate notes as stated in note 30 to the financial statements with fair value of HK$2,128 million (2008: HK$2,117 million).

3. Fair Value continued

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 and 2 based on the degree to which the fair value is observable.

- Level 1: fair value measurements are those derived from quoted prices (unadjusted) in active market for identical assets.
- Level 2: fair value measurements are those derived from inputs other than quoted prices included with Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

	2009 Level 1 HK$ million	Level 2 HK$ million	Total HK$ million
Financial assets			
Derivatives under hedging accounting			
Forward foreign exchange contracts	–	1	1
Cross currency swaps	–	2	2
Interest rate swaps	–	31	31
Basis swaps	–	1	1
Other derivatives classified as held for trading (not under hedge accounting)			
Cross currency swaps	–	62	62
Financial assets at FVTPL			
Principal-protected deposits	–	200	200
Available-for-sale financial assets			
Listed equity securities	997	–	997
Unlisted club debentures	–	2	2
	997	299	1,296
Financial liabilities			
Derivatives under hedging accounting			
Interest rate swaps	–	27	27
Other derivatives classified as held for trading (not under hedge accounting)			
Net basis swaps	–	9	9
	–	36	36

There were no transfers between Levels 1 and 2 in the current year.

4. Capital Risk Management

The Group manages its capital to ensure that the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance. The Group's overall strategy remains unchanged from prior year.

The Group monitors its capital structure on the basis of a net debt to adjusted capital ratio. For this purpose, the Group defines net debt as borrowings as shown in the consolidated statement of financial position less short-term investments, time deposits, cash and bank balances. Adjusted capital comprises all components of equity attributable to owners of the Company, adjusted by cumulative deferred tax provided on fair value gain on the investment and owner-occupied properties.

The management reviews the Group's net debt to adjusted capital ratio regularly and adjust the ratio through the payment of dividends, the issue of new share or debt, the repurchase of shares and the redemption of existing debt.

The net debt to adjusted capital ratio at the year end was as follows:

	The Group	
	2009 HK$ million	2008 HK$ million
Unsecured bank loans	1,449	920
Floating rate notes	200	550
Fixed rate notes	1,980	2,003
Zero coupon notes	262	278
Borrowings	3,891	3,751
Less: Held-to-maturity debt securities	–	(700)
Time deposits	(1,945)	(964)
Cash and bank balances	(39)	(51)
Net debt	1,907	2,036
Equity attributable to owners of the Company	33,668	31,469
Add: Group's share of cumulative deferred tax on properties revaluation	3,389	3,191
Adjusted capital	37,057	34,660
Net debt to adjusted capital	5.1%	5.9%

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

FIVE-YEAR FINANCIAL SUMMARY
For the year ended 31 December 2009

	2009 HK$ million	2008 HK$ million	2007 HK$ million	2006 HK$ million	2005 HK$ million
Results					
Turnover	1,680	1,638	1,368	1,268	1,250
Property expenses	(235)	(217)	(208)	(240)	(237)
Gross profit	1,445	1,421	1,160	1,028	1,013
Investment income	38	63	98	147	38
Other gains and losses	(3)	146	302	201	(25)
Administrative expenses	(133)	(134)	(106)	(111)	(103)
Finance costs	(131)	(155)	(175)	(163)	(214)
Change in fair value of investment properties	1,249	(212)	3,131	2,576	4,226
Share of results of associates	768	590	452	120	241
Profit before taxation	3,233	1,719	4,862	3,798	5,176
Taxation	(396)	(1)	(745)	(558)	(856)
Profit for the year	2,837	1,718	4,117	3,240	4,320
Minority interests	(121)	(124)	(168)	(141)	(199)
Profit attributable to owners of the Company	2,716	1,594	3,949	3,099	4,121
Underlying profit for the year	1,113	1,201	1,158	1,012	1,005
Recurring underlying profit for the year	1,110	1,066	950	755	641
Dividends					
Dividends paid	709	644	549	474	420
Dividends proposed	567	562	498	422	369
Dividends per share (HK cents)	68.00	68.00	60.00	50.00	45.00
Earnings per share (HK$), based on:					
Profit for the year					
– basic	2.60	1.53	3.75	2.94	3.92
– diluted	2.60	1.53	3.75	2.94	3.92
Underlying profit for the year – basic	1.06	1.16	1.10	0.96	0.96
Recurring underlying profit for the year – basic	1.06	1.03	0.90	0.72	0.61
Performance indicators					
Net debt to equity	5.1%	5.9%	6.8%	7.9%	10.7%
Net interest coverage (times)	11.7x	10.2x	7.8x	6.9x	4.6x
Net assets value per share (HK$)	32.05	30.23	30.51	26.37	23.42
Adjusted net assets value per share (HK$)	35.27	33.29	33.81	29.12	25.76
Net debt per share (HK$)	1.82	1.96	2.29	2.31	2.75
Year end share price (HK$)	22.05	12.52	22.25	20.35	19.20

	2009 HK$ million	2008 HK$ million	2007 HK$ million	2006 HK$ million	2005 HK$ million
Assets and liabilities					
Investment properties	37,363	35,850	35,711	32,473	29,815
Interests in associates	2,886	2,340	1,601	1,272	1,147
Available-for-sale investments	1,002	1,022	2,479	1,745	1,256
Time deposit, cash and bank balances	1,984	1,015	484	385	1,402
Other assets	613	1,309	615	378	371
Total assets	43,848	41,536	40,890	36,253	33,991
Borrowings	(3,891)	(3,751)	(2,861)	(2,821)	(4,301)
Taxation	(3,926)	(3,999)	(4,180)	(3,574)	(3,077)
Other liabilities	(1,077)	(1,076)	(1,001)	(950)	(960)
Total liabilities	(8,894)	(8,826)	(8,042)	(7,345)	(8,338)
Net assets	34,954	32,710	32,848	28,908	25,653
Minority interests	(1,286)	(1,241)	(1,196)	(1,080)	(986)
Shareholders' funds	33,668	31,469	31,652	27,828	24,667
Adjusted shareholders' funds	37,057	34,660	35,072	30,729	27,134

Definitions:

(1) Underlying profit for the year: profit adjusted for group's share of unrealised fair value changes on investment properties net of deferred tax

(2) Recurring underlying profit for the year: underlying profit adjusted for aggregate of realised gain or loss on disposal of investment properties and available-for-sale investments, impairment, reversal, recovery and tax provisions for prior year(s)

(3) Net debt to equity: borrowings less short-term investments, time deposits, cash and bank balances divided by adjusted shareholders' funds

(4) Net interest coverage: gross profit less administrative expenses before depreciation divided by net interest expenses

(5) Net assets value/Adjusted net assets value per share: shareholders' funds/adjusted shareholders' funds divided by number of issued shares at year end

(6) Net debt per share: borrowings less short-term investments, time deposits, cash and bank balances divided by number of issued shares at year end

(7) Adjusted shareholders' funds: shareholders' funds adjusted for cumulative deferred tax provided for fair value changes on properties

REPORT OF THE VALUER

To the Board of Directors
Hysan Development Company Limited

Dear Sirs,

Annual Revaluation of Investment Properties as at 31 December 2009

In accordance with your appointment of Knight Frank Petty Limited to value the investment properties in Hong Kong owned by Hysan Development Company Limited and its subsidiaries, we are pleased to advise that the market value of the investment properties as at 31 December 2009 was in the approximate sum of Hong Kong Dollars Thirty Seven Billion Three Hundred Sixty Three Million Only (i.e. HK$37,363 million).

The investment properties have been valued individually, on market value basis, by reference to comparable market transactions and on the basis of capitalisation of the net income with due allowance for the reversionary income and redevelopment potential, without allowances for any expenses or taxation which may be incurred in effecting a sale.

Yours faithfully,
Knight Frank Petty Limited

Hong Kong, 8 February 2010

SCHEDULE OF PRINCIPAL PROPERTIES

As at 31 December 2009

Investment Properties

Address	Lot No.	Use	Category of the Lease	Percentage held by the Group
1. **The Lee Gardens** 33 Hysan Avenue Causeway Bay Hong Kong	Sec. DD of I.L. 29, Sec. L of I.L. 457, Sec. MM of I.L. 29, the R.P. of Sec. L of I.L. 29, and the R.P. of I.L. 457	Commercial	Long lease	100%
2. **Bamboo Grove** 74-86 Kennedy Road Mid-Levels Hong Kong	I.L. 8624	Residential	Medium term lease	100%
3. **Lee Gardens Two** 28 Yun Ping Road Causeway Bay Hong Kong	Sec. G of I.L. 29, Sec. A, O, F and H of I.L. 457, the R.P. of Sec. C, D, E and G of I.L. 457, Subsec. 1 of Sec. C, D, E and G of I.L. 457, Subsec. 2 of Sec. E of I.L. 457 and Subsec. 1, 2, 3 and the R.P. of Sec. C of I.L. 461	Commercial	Long lease	65.36%
4. **Leighton Centre** 77 Leighton Road Causeway Bay Hong Kong	Sec. B, C and the R.P. of I.L. 1451	Commercial	Long lease	100%
5. **Lee Theatre Plaza** 99 Percival Street Causeway Bay Hong Kong	I.L. 1452, the R.P. of I.L. 472 and 476	Commercial	Long lease	100%
6. **Sunning Plaza** 10 Hysan Avenue Causeway Bay Hong Kong	The R.P. of Subsec. 1 of Sec. J of I.L. 29, Subsec. 2 of Sec. J of I.L. 29 and the R.P. of Sec. J of I.L. 29	Commercial	Long lease	100%
7. **Sunning Court** 8 Hoi Ping Road Causeway Bay Hong Kong	The R.P. of Subsec. 1 of Sec. J of I.L. 29, Subsec. 2 of Sec. J of I.L. 29 and the R.P. of Sec. J of I.L. 29	Residential	Long lease	100%
8. **One Hysan Avenue** 1 Hysan Avenue Causeway Bay Hong Kong	The R.P. of Sec. GG of I.L. 29	Commercial	Long lease	100%
9. **AIA Plaza** 18 Hysan Avenue Causeway Bay Hong Kong	Sec. N of I.L. 457 and Sec. LL of I.L. 29	Commercial	Long lease	100%

Address	Lot No.	Use	Category of the Lease	Percentage held by the Group
10. 111 Leighton Road 111 Leighton Road Causeway Bay Hong Kong	Sec. KK of I.L. 29	Commercial	Long lease	100%
11. 500 Hennessy Road * Causeway Bay Hong Kong	Sec. FF of I.L. 29 and the R.P. of Marine Lot 365	Commercial	Long lease	100%

* The property (the site of the former Hennessy Centre) is currently under redevelopment. The site has a registered site area of approximately 47,738 square feet. Demolition work was completed in April 2009. All excavation and foundation works for tower portion were completed in March 2010 as scheduled. Construction of the superstructure commenced in February 2010. The redevelopment has a projected gross floor area of around 710,000 square feet and is expected to be completed in 2011.

SHAREHOLDING ANALYSIS

Share Capital

As at 31 December 2009

	HK$	Number of ordinary shares	Nominal Value HK$
Authorised share capital	7,250,000,000	1,450,000,000	5
Issued and fully paid-up capital	5,253,040,450	1,050,608,090	5

There was one class of ordinary shares of HK$5 each with equal voting rights.

Distribution of Shareholdings

(As at 31 December 2009, as per register of members of the Company)

Size of registered shareholdings	Number of shareholders	% of shareholders	Number of ordinary shares	% of the issued share capital *(Note)*
5,000 or below	2,540	68.84	4,645,297	0.44
5,001 – 50,000	975	26.42	15,023,355	1.43
50,001 – 100,000	95	2.57	6,956,431	0.66
100,001 – 500,000	57	1.55	12,170,052	1.16
500,001 – 1,000,000	3	0.08	1,969,391	0.19
Above 1,000,000	20	0.54	1,009,843,564	96.12
Total	**3,690**	**100.00**	**1,050,608,090**	**100.00**

Types of Shareholders

(As at 31 December 2009, as per register of members of the Company)

Type of shareholders	Number of ordinary shares held	% of the issued share capital *(Note)*
Lee Hysan Company Limited, Lee Hysan Estate Company, Limited and their subsidiaries	433,130,735	41.23
Other corporate shareholders	570,267,707	54.28
Individual shareholders	47,209,648	4.49
Total	**1,050,608,090**	**100.00**

Location of Shareholders

(As at 31 December 2009, as per register of members of the Company)

Location of shareholders	Number of ordinary shares held	% of the issued share capital *(Note)*
Hong Kong	1,044,900,913	99.45
United States and Canada	4,301,635	0.41
United Kingdom	1,133,471	0.11
Singapore	64,516	0.01
Others	207,555	0.02
Total	**1,050,608,090**	**100.00**

Note:

The percentages have been compiled based on the total number of shares of the Company in issue as at 31 December 2009 (i.e. 1,050,608,090 ordinary shares).

SHAREHOLDER INFORMATION

Financial Calendar

Full year results announced	10 March 2010
Ex-dividend date for final dividend	5 May 2010
Closure of register of members	7 to 11 May 2010
Annual General Meeting	11 May 2010
Record date for final dividend	11 May 2010
Dispatch of scrip dividend circular and election form	(on or about) 13 May 2010
Dispatch of final dividend warrants/definitive share certificates	(on or about) 3 June 2010
2010 interim results to be announced	10 August 2010*

* subject to change

Dividend

The Board recommends the payment of a final dividend of HK54 cents per share. Subject to shareholder approval, the final dividend will be payable in cash with a scrip dividend alternative to shareholders on the register of members as at Tuesday, 11 May 2010. The scrip dividend alternative is conditional upon the granting by the Listing Committee of The Stock Exchange of Hong Kong Limited of the listing of and permission to deal in the new shares to be issued pursuant thereto.

A circular containing details of the scrip dividend and the form of election will be mailed to shareholders on or about Thursday, 13 May 2010. Shareholders who elect for the scrip dividend, in lieu of the cash dividend, in whole or in part, shall return the form of election to the Company's Registrars on or before Friday, 28 May 2010.

Definitive share certificates in respect of the scrip dividend and cheques (for those shareholders who do not elect for scrip dividend) will be dispatched to shareholders on or about Thursday, 3 June 2010.

The register of members will be closed from Friday, 7 May 2010 to Tuesday, 11 May 2010, both dates inclusive, for the purpose of determining shareholders' entitlements to attend and vote at the Annual General Meeting to be held on 11 May 2010 and the proposed final dividend, during which period no transfer of shares will be registered. In order to qualify for attending and voting at the Annual General Meeting and the proposed final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars not later than 4:00 p.m. on Thursday, 6 May 2010.

Share Listing

Hysan's shares are listed on The Stock Exchange of Hong Kong Limited. It has a sponsored American Depositary Receipts (ADR) Programme in the New York market.

Stock Code

The Stock Exchange of Hong Kong Limited: 00014
Bloomberg: 14HK
Reuters: 0014.HK
Ticket Symbol for ADR Code: HYSNY
CUSIP reference number: 449162304

Shareholder Services

For enquiries about share transfer and registration, please contact the Company's Registrars:

Tricor Standard Limited
26/F., Tesbury Centre,
28 Queen's Road East,
Wanchai, Hong Kong
Telephone: (852) 2980 1768
Facsimile: (852) 2861 1465

Holders of the Company's ordinary shares should notify the Registrars promptly of any change of their address.

The Annual Report is printed in English and Chinese language and is available on our website at www.hysan.com.hk. Shareholders may at any time choose to receive the Annual Report in printed form in either the English or Chinese language or both or by electronic means. Shareholders who have chosen to receive the Annual Report using electronic means and who for any reason have difficulty in receiving or gaining access to the Annual Report will promptly upon request be sent a printed copy free of charge.

Shareholders may at any time change their choice of the language or means of receipt of the Annual Report by notice in writing to the Company's Registrars at the address above. The Change Request Form may be downloaded from the Company's website at www.hysan.com.hk.

Investor Relations

For enquiries relating to investor relations, please email to investor@hysan.com.hk or write to the Company at:

Investor Relations
Hysan Development Company Limited
49/F., The Lee Gardens, 33 Hysan Avenue
Hong Kong
Telephone: (852) 2895 5777
Facsimile: (852) 2577 5153

Our Website

Press releases and other information of the Group can be found at our internet website: www.hysan.com.hk.

Photography: D. C. Creative · Kerun Ip · Bobby Lee (Directors and Senior Management)   Renderings: Kohn Pedersen Fox Associates · Botby Limited

Hysan Development Company Limited
49/F The Lee Gardens
33 Hysan Avenue, Hong Kong
T 852 2895 5777   F 852 2577 5153
www.hysan.com.hk

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hysan Development Company Limited希慎興業有限公司, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other material facts not contained herein the omission of which would make any statement contained in this circular misleading.

Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)

(Stock Code: 00014)

NOTICE OF ANNUAL GENERAL MEETING
AND
PROPOSALS FOR
GENERAL MANDATES TO ISSUE AND TO REPURCHASE SHARES

A notice convening the AGM to be held at Salon 5-6, JW Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Tuesday, 11 May 2010 at 12:00 noon is set out on pages 3 to 5 of this circular.

Whether or not you intend to attend the AGM, you are advised to read this circular and to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company's registered office at 49th Floor, Manulife Plaza, The Lee Gardens, 33 Hysan Avenue, Hong Kong or to the Company's Registrar, Tricor Standard Limited, at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM or any adjournment thereof should you so wish.

9 April 2010

TABLE OF CONTENTS

Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)

(Stock Code: 00014)

Independent non-executive Chairman
Sir David AKERS-JONES

Independent non-executive Directors
Nicholas Charles ALLEN
Philip Yan Hok FAN
Fa-kuang HU
(Raymond Liang-ming HU as his alternate)
Joseph Chung Yin POON
Dr. Geoffrey Meou-tsen YEH

Non-executive Directors
Hans Michael JEBSEN
(Kam Wing LI as his alternate)
Anthony Hsien Pin LEE
Chien LEE
Michael Tze Hau LEE
Dr. Deanna Ruth Tak Yung RUDGARD

Executive Directors
Gerry Lui Fai YIM
Wendy Wen Yee YUNG

Registered Office:
49th Floor
Manulife Plaza
The Lee Gardens
33 Hysan Avenue
Hong Kong

9 April 2010

Dear Shareholders,

On behalf of the Board and management, we invite you to attend Hysan Development Company Limited's Annual General Meeting to be held on Tuesday, 11 May 2010. Detailed explanation on the business to be considered at the Meeting, together with Board Recommendations on the proposed resolutions, are set out in this circular.

Dr. Geoffrey Meou-tsen YEH and Mr. Fa-kuang HU, Independent non-executive Directors, have decided to step down as from the conclusion of the forthcoming Annual General Meeting. I would like to express our gratitude on behalf of the Board to Dr. Yeh and Mr. Hu, whose business experience and insight have provided us with much guidance and wise counsel over the years.

INVITATION TO SHAREHOLDERS

We aim to continually enhance our corporate governance practices, including the quality of our reporting and communications with our shareholders. We regard annual general meetings as one of the principal channels to communicate with our shareholders. We look forward to seeing you at the Meeting. If you are unable to attend the Meeting in person, we encourage you to appoint a proxy to attend and vote on your behalf.

Yours faithfully,
Sir David AKERS-JONES
Independent non-executive Chairman

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the members of Hysan Development Company Limited 希慎興業有限公司 will be held at Salon 5-6, JW Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Tuesday, 11 May 2010 at 12:00 noon for the following purposes:

1. To receive and consider the Statement of Accounts for the year ended 31 December 2009 together with the Reports of Directors and Auditor thereon.

2. To declare a final dividend (together with a scrip alternative) for the year ended 31 December 2009.

3. To re-elect Directors.

4. To approve annual Director fee payable to the Independent non-executive Chairman to HK$400,000 per annum (such revised remuneration arrangement to take effect from 1 June 2010 and be payable to the Chairman on a pro rata basis for the financial year ending 31 December 2010) and to remain the same until the Company in general meeting otherwise determines.

5. To re-appoint Messrs. Deloitte Touche Tohmatsu as Auditor and authorise the Directors to fix their remuneration.

As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

ORDINARY RESOLUTIONS

6. "**That**:

(a) subject to paragraph (c), a general mandate be and is hereby unconditionally granted to the Directors to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements, options, warrants or other securities which would or might require the exercise of such powers;

(b) the mandate in paragraph (a) shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and other securities which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to a share option or otherwise) by the Directors pursuant to the mandate in paragraph (a), otherwise than pursuant to (i) Rights Issue, or (ii) any share option scheme or similar arrangement for the time being adopted for the grant or issue to the eligible participants of shares or rights to acquire shares of the Company or (iii) any scrip dividend or similar arrangement pursuant to the Articles of Association of the Company from time to time, shall not exceed 10% where the shares are to be allotted wholly for cash, and in any event 20%, of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said mandate shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the members in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal restrictions under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

7. "**That**:

(a) a general mandate be and is hereby unconditionally given to the Directors to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of HK$5.00 each in the capital of the Company in accordance with all applicable laws and the requirements of the Listing Rules, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution, and the said mandate shall be limited accordingly; and

(b) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the members in general meeting."

By Order of the Board
Wendy W.Y. YUNG
Executive Director and Company Secretary

Hong Kong, 9 April 2010

Notes:

1. A member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. The proxy need not be a member of the Company.

2. In order to be valid, a form of proxy must be returned to the Company's registered office at 49th Floor, Manulife Plaza, The Lee Gardens, 33 Hysan Avenue, Hong Kong or to the Company's Registrar, Tricor Standard Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority, not less than 48 hours before the time for holding the Meeting.

3. The register of members will be closed from Friday, 7 May 2010 to Tuesday, 11 May 2010, both days inclusive. In order to qualify for attending and voting at the Annual General Meeting and the proposed final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrar, Tricor Standard Limited, at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Thursday, 6 May 2010.

4. Further information on voting procedures is set out in the section "Voting Information: Frequently Asked Questions and Answers" in the circular to be sent to shareholders (the "**Circular**").

5. Detailed information on the businesses to be transacted at the Annual General Meeting is set out in the section "Business of the Meeting and Board Recommendations" of the Circular.

6. Pursuant to the Listing Rules, any vote of members at a general meeting must be taken by poll. Accordingly, at the Annual General Meeting, the Chairman of the Meeting will exercise his power under Article 78 of the Articles of Association of the Company to put each of the resolutions set out in this notice to be voted by way of poll. On a poll, every member present in person (or in the case of a corporation by its corporate representative) or by proxy shall have one vote for each share of any class of which he is the holder.

As at the date of this notice, the Board comprises: ***Independent non-executive Chairman*** *– Sir David AKERS-JONES;* ***Chief Executive Officer*** *– Gerry Lui Fai YIM;* ***Independent non-executive Directors*** *– Nicholas Charles ALLEN, Philip Yan Hok FAN, Fa-kuang HU (Raymond Liang-ming HU as his alternate), Joseph Chung Yin POON and Dr. Geoffrey Meou-tsen YEH;* ***Non-executive Directors*** *– Hans Michael JEBSEN (Kam Wing LI as his alternate), Anthony Hsien Pin LEE, Chien LEE, Michael Tze Hau LEE and Dr. Deanna Ruth Tak Yung RUDGARD; and* ***Executive Director*** *– Wendy Wen Yee YUNG.*

Your vote is important, and you can exercise your right to vote whether you choose to attend the AGM or not. Find out how below:

Q. Am I entitled to vote?

A. You are entitled to vote if you are a registered holder of Shares of Hysan Development Company Limited as of 11 May 2010 (the date of AGM).

The register of members will be closed from Friday, 7 May 2010 to Tuesday, 11 May 2010, both days inclusive. If you have recently purchased the Shares, you must deliver to Tricor Standard Limited not later than 4:00 p.m. on Thursday, 6 May 2010 the share certificates, share transfer form or relevant evidence to establish that you own the Shares.

Q. What am I voting on?

A. You are voting on the resolutions as set out in the Notice of AGM on pages 3 to 5, and "Business of the Meeting and Board Recommendations" on pages 8 to 10 of this circular.

Q. How can I vote?

A. 1. Attending the AGM

You are entitled to attend the AGM and cast your vote in person. To vote shares registered in the name of a corporation, the corporation must have submitted a properly executed form of proxy or corporate representative authorisation to the Company.

2. By Proxy

If you do not plan to attend the AGM, you may cast your vote by proxy in one of the two ways. **Your proxy must vote as you instruct in the form of proxy:**

(a) You may authorise the Chairman of the Company named in the form of proxy to vote your shares. Please indicate how you would like your shares to be voted.

(b) You may appoint other person to attend the AGM and vote your shares on your behalf. Please print your appointee's name in the blank space on the form of proxy and indicate how you would like your shares to be voted. A proxy need not be a shareholder of the Company.

Q. When shall I return my form of proxy?

A. To be valid, the **original** form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of the same, must be completed and **returned to the Company's registered office at 49th Floor, Manulife Plaza, The Lee Gardens, 33 Hysan Avenue, Hong Kong, or to the Company's Registrar, Tricor Standard Limited, at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time for holding the AGM or any adjournment thereof.** Forms of proxy sent electronically or by any other data transmission process will not be accepted.

VOTING INFORMATION: FREQUENTLY ASKED QUESTIONS AND ANSWERS

Q. Who votes my shares and how will they be voted if I return a form of proxy?

A. By properly completing and returning a form of proxy, you are authorising the person named in the form of proxy to attend the AGM and to vote your shares. The shares represented by your proxy must be voted as you instruct in the form of proxy. If you properly complete and return your form of proxy but do not specify how you wish to cast your votes, your proxy will vote at his discretion.

Q. Can I revoke a proxy or voting instruction?

A. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the AGM should he so wish. Therefore, your attendance at the AGM will override your proxy appointment.

Q. How will voting be taken at the AGM?

A. Under the Listing Rules, all votes at the AGM are required to be taken by poll. Accordingly, the Chairman of the AGM will demand a poll regarding the voting for all the resolutions set out in the Notice of AGM.

Q. What are the procedures for voting by poll?

A. On a poll, every member present in person (or in the case of a corporation by its corporate representative) or by proxy shall have one vote for each Share of which he is the holder. All shareholders, corporate representatives or proxies who attend the AGM will be given voting papers upon their registration at the AGM. The resolutions will be printed on the voting papers. You can cast your votes either for or against each resolution in respect of the number of shares held under your name. The Registrar will collect all the voting papers after voting. The results of the voting by poll will be published on the website of the Company and the designated issuer website of the Stock Exchange after market close on the day of the AGM.

Q. What if I have a question?

A. If you have any question regarding the AGM, please contact Hysan's Legal and Secretarial Services Department at 2895-5777.

RESOLUTION NUMBERED 1 – RECEIVING 2009 FINANCIAL STATEMENTS

The full audited financial statements together with the Reports of Directors and Auditor thereon, are set out on pages 84 to 150, pages 65 to 70 and page 83 of the Annual Report 2009.

The audited financial statements have been reviewed by the Audit Committee. A report of the Audit Committee is set out on pages 79 and 80 of the Annual Report 2009.

RESOLUTION NUMBERED 2 – DECLARATION OF FINAL DIVIDEND

The Board has recommended a final dividend for the year ended 31 December 2009 of HK54 cents per Share. Subject to passing resolution numbered 2, such final dividend is expected to be paid on or about 3 June 2010, together with a scrip dividend alternative, to shareholders whose names appear on the Company's register of members on 11 May 2010.

A circular containing details of the scrip dividend and the form of election will be sent to shareholders on or about 13 May 2010.

The register of members will be closed from Friday, 7 May 2010 to Tuesday, 11 May 2010, both days inclusive. In order to qualify for attending and voting at the AGM and the proposed final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrar, Tricor Standard Limited, at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Thursday, 6 May 2010.

RESOLUTION NUMBERED 3 – RE-ELECTION OF DIRECTORS

Under Article 114 of the Company's Articles of Association, one-third (or such other number as may be required under applicable legislation) of the Directors; and where the applicable number is not an integral number, to be rounded upwards, who have been longest in office shall retire from office by rotation and may offer themselves for re-election. In this light, Sir David AKERS-JONES, Anthony Hsien Pin LEE, Chien LEE and Wendy Wen Yee YUNG will retire and, being eligible, offer themselves for re-election at the forthcoming AGM. Their proposed re-election will be considered by separate resolutions. Dr. Geoffrey Meou-tsen YEH and Fa-kuang HU have decided to step down from the Board as from conclusion of the AGM and will not stand for re-election.

According to Article 97 of the Company's Articles of Association, a Director appointed either to fill a causal vacancy or as an addition to the Board shall hold office only until the next following annual general meeting. In this regard, Nicholas Charles ALLEN, Philip Yan Hok FAN, Michael Tze Hau LEE, Joseph Chung Yin POON and Gerry Lui Fai YIM will retire and, being eligible, offer themselves for re-election at the forthcoming AGM.

Details of the background information on the retiring Directors who are proposed for re-election are set out on pages 11 to 15 of this circular.

RESOLUTION NUMBERED 4 – PROPOSED REVISION OF DIRECTORS' REMUNERATION

It is proposed to increase Director fee payable to Independent non-executive Chairman. In making such revision to remuneration arrangement, consideration has been given to the level of responsibility, experience and abilities required of Independent non-executive Chairman, and the remuneration offered for similar position in comparable companies.

The revised remuneration arrangement shall take effect from 1 June 2010 (and be payable to Independent non-executive Chairman on a pro rata basis for the financial year ending 31 December 2010) and shall remain the same until the Company in general meeting otherwise determines. Details of the revised Director fee are set out in the Notice of AGM.

RESOLUTION NUMBERED 5 – RE-APPOINTMENT OF AUDITOR

The Audit Committee has recommended to the Board (which in turn endorsed the view) that, subject to shareholders' approval at the forthcoming AGM, Deloitte Touche Tohmatsu be re-appointed as the external auditor of the Company for 2010.

RESOLUTIONS NUMBERED 6 AND 7 – GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

At the last annual general meeting of the Company held on 18 May 2009, general mandates under Section 57B of the Companies Ordinance and the Listing Rules were given to the Directors to issue and purchase Shares in the Company. These general mandates will lapse at the conclusion of the AGM. Resolutions will therefore be proposed at the AGM to renew the grant of these general mandates. The relevant resolutions, in summary, are:

- an ordinary resolution (**resolution numbered 6**) to give the Directors a general and unconditional mandate to allot, issue and dispose of additional Shares in the Company, not exceeding 10% where the Shares are to be allotted wholly for cash, and in any event 20%, of the Company's issued share capital as at the date of passing the resolution, for the period until the conclusion of the next annual general meeting of the Company (or such earlier period as stated in the resolution) (the "**Issue Mandate**"); and

- an ordinary resolution (**resolution numbered 7**) to give the Directors a general and unconditional mandate to exercise all the powers of the Company to purchase Shares in the Company not exceeding 10% of the Company's issued share capital as at the date of passing the resolution, for the period until the conclusion of the next annual general meeting of the Company (or such earlier period as stated in the resolution) (the "**Share Repurchase Mandate**").

The full text of these resolutions is set out in the Notice of AGM. As required under the Listing Rules, an explanatory statement providing the requisite information regarding the Share Repurchase Mandate is set out on pages 16 to 18 of this circular.

The Company's Articles of Association empower Directors to allot unissued shares. Under the Hong Kong Companies Ordinance, a company issuing new equity for cash must offer its shareholders the first opportunity to subscribe for such shares save where the shareholders have granted its (general or specific) approval. The Listing Rules further restrict the maximum number of shares to be allotted as not exceeding 20% of a listed issuer's then issued share capital, without differentiating between cash and non-cash issuances.

The Board noted concerns expressed over cash issuance exercises in the market, particularly as regards the frequency and size of such issuances. The Board aims to strike a balance with business flexibility and the need to raise capital quickly in a cost-effective way which, in turn, enhance the Company's growth.

The Board therefore differentiates between the amount of equity securities to be issued (i) for cash (other than in connection with a Rights Issue and other exceptions set out in the AGM Notice), to which shareholders' pre-emptive rights apply; and (ii) for non-cash consideration. This is in line with international best practices.

The amount of equity securities to be issued for cash (other than under the exceptions referred to above) is restricted to 10% of the existing issued ordinary share capital. This is below the maximum limit permitted under the Listing Rules.

The Company has not issued any new Shares pursuant to the Issue Mandate granted in previous general meetings in the past 10 years, other than pursuant to: (i) the scrip dividend alternative; and (ii) the exercise of the options granted under the Company's Share Option Schemes.

The Directors wish to state that they have no immediate plan to issue any new Shares other than relating to scrip dividends and exercise of employee share options as described above.

BOARD RECOMMENDATIONS

The Directors consider that the proposed resolutions as set out in the Notice of AGM, including, among other things, the proposed resolutions in relation to the granting of the Issue Mandate and Share Repurchase Mandate are in the best interests of the Company and its shareholders as a whole. Accordingly, the Directors recommend shareholders to vote in favour of the proposed resolutions.

Information on Directors standing for re-election at the AGM is set out below:



	Director since	Board committee memberships	Emoluments received for 2009 (HK$)	Interests in Shares within the meaning of Part XV of SFO as at the Latest Practicable Date
Sir David AKERS-JONES G.B.M., K.B.E., C.M.G., J.P. *Independent non-executive Chairman* Age: 82	1989	Chairman of Emoluments Review Committee and Nomination Committee	228,767	Nil

Sir David AKERS-JONES is chairman of GAM Hong Kong Limited, deputy chairman of CNT Group Limited and a non-executive director of China Everbright International Limited and K. Wah International Holdings Limited. He is also a chairman and member of various voluntary organisations. He received his Master of Arts Degree at Oxford University. He was formerly the Chief Secretary of Hong Kong. He was appointed a Director in 1989, became the Deputy Chairman in 2001 and became Independent non-executive Chairman in January 2010.

Sir David has confirmed to the Board his independence as regard each of the factors referred to in Rule 3.13(1) to (8) of the Listing Rules. He has no relationship with any Directors, senior management, substantial or controlling shareholders of the Company.

Sir David has served the Board for more than 9 years. The Board believes that "independence" is a matter of judgment and conscience but that, in order to be independent, non-executive Directors should be free from any business or other relationships that might interfere with the exercise of their independent judgment. Notwithstanding the length of his tenure, the Board is satisfied that, as well proven by the valuable independent judgment and advice given by Sir David over the years, Sir David is of such character, integrity, independence and experience commensurate with office of an Independent non-executive Director. The Board is not aware of any circumstance that might influence Sir David in exercising independent judgment.

Sir David received Director fee of HK$124,110 as Deputy Chairman and Acting Chairman and a fee of HK$104,657 for serving as Chairman and/or member (as the case may be) of the Audit Committee, Emoluments Review Committee and Nomination Committee on a pro-rata basis in 2009. The Emoluments Review Committee also recommended to the Board, which in turn approved the payment of a special fee of HK$300,000 to Sir David AKERS-JONES in recognition of the special roles and responsibilities he assumed from October 2009 to March 2010 prior to the appointment of the Chief Executive Officer.

Save as disclosed above, there is no other matter that needs to be brought to the attention of the shareholders or other information that should be disclosed under Rule 13.51(2) of the Listing Rules.



	Director since	Board committee memberships	Emoluments received for 2009 (HK$)	Interests in Shares within the meaning of Part XV of SFO as at the Latest Practicable Date
Gerry Lui Fai YIM *Chief Executive Officer* Age: 50	2009	Nil	330,676 *(Note 1)*	40,000 Shares and 218,000 options (Personal interests)

Mr. Yim leads the management team and is responsible for the entire Group's business and development. Prior to joining Hysan, he was Managing Director (for the Americas, Middle East and Africa) of the ports division of a conglomerate and has held senior positions in general management, finance, and investment banking at major organisations in Hong Kong. Mr. Yim holds a Bachelor's Degree in Economics from the University of Leeds, United Kingdom. He is a member of the Institute of Chartered Accountants in England and Wales and the Hong Kong Institute of Certified Public Accountants. He was appointed Executive Director in December 2009 and Chief Executive Officer in March 2010.

Following review by the Emoluments Review Committee and, in turn, the Board, Mr. Yim's compensation package as Chief Executive Officer effective 10 March 2010 includes a fixed package (including base salary, pensions and Director fee which are subject to revision from time to time) of HK$5,147,000 per annum and will be entitled to a performance bonus at a level to be approved by the Emoluments Review Committee having regard to the performance of the Group and the individual concerned. He may also be granted long-term incentives in the form of share options. This compensation package is determined having given consideration to the level of responsibility, experience and abilities required of the Chief Executive Officer and the remuneration offered for similar positions in comparable companies. Independent advice has also been sought.

Mr. Yim has no relationship with any Directors, senior management, substantial or controlling shareholders of the Company. Save as disclosed above, there is no other matter that needs to be brought to the attention of the shareholders or other information that should be disclosed under Rule 13.51(2) of the Listing Rules.



	Director since	Board committee memberships	Emoluments received for 2009 (HK$)	Interests in Shares within the meaning of Part XV of SFO as at the Latest Practicable Date
Nicholas Charles ALLEN *Independent non-executive Director* Age: 54	2009	Chairman of Audit Committee	19,726	Nil

Mr. Allen is an independent non-executive director of CLP Holdings Limited and Lenovo Group Limited. He has extensive experience in accounting and auditing and was a partner of PricewaterhouseCoopers (PwC) from 1988 until his retirement in June 2007. His other appointments in Hong Kong prior to his retirement from PwC included: Member of the Securities & Futures Appeal Panel; Member of the Takeovers & Merger Panel; Member of the Takeovers Appeal Committee; Member of the Share Registrars' Disciplinary Committee and Member of the Disciplinary Panel of the Hong Kong Institute of Certified Public Accountants. Mr. Allen holds a Bachelor of Arts degree in Economics/Social Studies from Manchester University, United Kingdom. He is a Fellow of the Institute of Chartered Accountants in England and Wales and a member of the Hong Kong Institute of Certified Public Accountants. He was appointed Independent non-executive Director in November 2009.

Mr. Allen has confirmed to the Board his independence as regard each of the factors referred to in Rule 3.13(1) to (8) of the Listing Rules. He has no relationship with any Directors, senior management, substantial or controlling shareholders of the Company. The Board is not aware of any circumstance that might influence Mr. Allen in exercising independent judgment, and is satisfied that he has the required character, integrity, independence and experience to fulfill the role of an independent non-executive Director.

Mr. Allen received Director fee of HK$12,329 and a fee of HK$7,397 for serving as the Chairman of the Audit Committee on a pro-rata basis in 2009.

Save as disclosed above, there is no other matter that needs to be brought to the attention of the shareholders or other information that should be disclosed under Rule 13.51(2) of the Listing Rules.



	Director since	Board committee memberships	Emoluments received for 2009 (HK$)	Interests in Shares within the meaning of Part XV of SFO as at the Latest Practicable Date
Philip Yan Hok FAN *Independent non-executive Director* Age: 60	2010	Nil	N/A	Nil

Mr. Fan is a non-executive director of China Everbright International Limited and an independent non-executive director of HKC (Holdings) Limited. Mr. Fan holds a Bachelor's Degree in Industrial Engineering and a Master's Degree in Operations Research from Stanford University, as well as a Master's Degree in Management Science from Massachusetts Institute of Technology. He was appointed Independent non-executive Director in January 2010.

Mr. Fan has confirmed his independence under Rule 3.13(1) to (8) of the Listing Rules. He has no relationship with any Directors, senior management, substantial or controlling shareholders of the Company. The Board is not aware of any circumstance that might influence Mr. Fan in exercising independent judgment, and is satisfied that he has the required character, integrity, independence and experience to fulfill the role of an Independent non-executive Director.

Mr. Fan will receive an annual Director fee of HK$100,000.

Save as disclosed above, there is no other matter that needs to be brought to the attention of the shareholders or other information that should be disclosed under Rule 13.51(2) of the Listing Rules.



	Director since	Board committee memberships	Emoluments received for 2009 (HK$)	Interests in Shares within the meaning of Part XV of SFO as at the Latest Practicable Date
Anthony Hsien Pin LEE *Non-executive Director* Age: 52	1994	Chairman of Investment Committee	130,000	Nil

Mr. Lee is a director and substantial shareholder of the Australian-listed Beyond International Limited, principally engaged in television programme production and international sales of television programmes and feature films. He is also an alternate director of Television Broadcasts Limited. He received a Bachelor of Arts Degree from Princeton University and a Master of Business Administration Degree from The Chinese University of Hong Kong. Mr. Lee is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited, a substantial shareholder of the Company. He was appointed Non-executive Director in 1994.

Mr. Lee received annual Director fee of HK$100,000 and annual fee of HK$30,000 for serving as Chairman of the Investment Committee in 2009.

Save as disclosed above, Mr. Lee has no relationship with any Directors, senior management, substantial or controlling shareholders of the Company. There is no other matter that needs to be brought to the attention of the shareholders or other information that should be disclosed under Rule 13.51(2) of the Listing Rules.



	Director since	Board committee memberships	Emoluments received for 2009 (HK$)	Interests in Shares within the meaning of Part XV of SFO as at the Latest Practicable Date
Chien LEE *Non-executive Director* Age: 56	1988	Member of Audit Committee	130,000	800,000 Shares (Personal interests)

Mr. Lee is a private investor and a non-executive director of Swire Pacific Limited and Television Broadcasts Limited and a number of private companies. He is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited, a substantial shareholder of the Company. Mr. Lee received a Bachelor of Science Degree in Mathematical Science, a Master of Science Degree in Operations Research and a Master of Business Administration Degree from Stanford University. Mr. Lee was appointed Non-executive Director in 1988.

Mr. Lee received annual Director fee of HK$100,000 and annual fee of HK$30,000 for serving as member of the Audit Committee in 2009.

Save as disclosed above, Mr. Lee has no relationship with any Directors, senior management, substantial or controlling shareholders of the Company. There is no other matter that needs to be brought to the attention of the shareholders or other information that should be disclosed under Rule 13.51(2) of the Listing Rules.



	Director since	Board committee memberships	Emoluments received for 2009 (HK$)	Interests in Shares within the meaning of Part XV of SFO as at the Latest Practicable Date
Michael Tze Hau LEE *Non-executive Director* Age: 48	2010	Nil	N/A	Nil

Mr. Lee is currently the managing director of MAP Capital Limited, an investment management company. He is also an independent non-executive director of Hong Kong Exchanges and Clearing Limited, Chen Hsong Holdings Limited, Tai Ping Carpets International Limited, Trinity Limited; and a Steward of Hong Kong Jockey Club. Mr. Lee was a member of the Main Board and Growth Enterprise Market Listing Committees of The Stock Exchange of Hong Kong Limited. Mr. Lee is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited, a substantial shareholder of the Company. He joined the Board in January 2010 having previously served as a Director from 1990 to 2007. Mr. Lee received his Bachelor of Arts Degree from Bowdoin College and his Master of Business Administration Degree from Boston University.

Mr. Lee will receive an annual Director fee of HK$100,000.

Save as disclosed above, Mr. Lee has no relationship with any Directors, senior management, substantial or controlling shareholders of the Company. There is no other matter that needs to be brought to the attention of the shareholders or other information that should be disclosed under Rule 13.51(2) of the Listing Rules.



	Director since	Board committee memberships	Emoluments received for 2009 (HK$)	Interests in Shares within the meaning of Part XV of SFO as at the Latest Practicable Date
Joseph Chung Yin POON *Independent non-executive Director* Age: 55	2010	Nil	N/A	Nil

Mr. Poon is Group Managing Director of a private company and an independent non-executive director of AAC Acoustic Technologies Holdings Inc. He was formerly managing director and deputy chief executive of Hang Seng and had held senior management posts in HSBC Group and a number of international renowned financial institutions. Mr. Poon is a member of the Board of Inland Revenue of Hong Kong Special Administrative Region and the Environment and Conservation Fund Investment Committee, also a committee member of the Chinese General Chamber of Commerce. He was the former chairman of Hang Seng Index Advisory Committee, Hang Seng Indexes Company Limited. Mr. Poon holds a Bachelor of Commerce degree from the University of Western Australia, is a member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in Australia. He was appointed Independent non-executive Director in January 2010.

Hang Seng is a connected person of the Company under the Listing Rules by virtue of its beneficial equity interest (24.64%) in a non-wholly owned subsidiary which holds the property of Lee Gardens Two. However, Hang Seng does not have a controlling interest in nor does it participate in the day-to-day operation of the relevant company and is connected to the Company only at the subsidiary level, and Mr. Poon's functions at Hang Seng did not involve him playing any direct role in Hang Seng's participation as a minority shareholder in the relevant company. Mr. Poon has confirmed his independence under Rule 3.13(1) to (8) of the Listing Rules and has disclosed his past role in Hang Seng. The Board is satisfied that Mr. Poon has the required character, integrity, independence and experience for the "independence" designation.

Mr. Poon will receive an annual Director fee of HK$100,000.

Mr. Poon has no relationship with any Directors, senior management, substantial or controlling shareholders of the Company. Save as disclosed above, there is no other matter that needs to be brought to the attention of the shareholders or other information that should be disclosed under Rule 13.51(2) of the Listing Rules.



	Director since	Board committee memberships	Emoluments received for 2009 (HK$)	Interests in Shares within the meaning of Part XV of SFO as at the Latest Practicable Date
Wendy Wen Yee YUNG *Executive Director and Company Secretary* Age: 48	2008	Nil	3,683,856 *(Note 1)*	28,000 Shares and 886,000 options (Personal interests)

Ms. Yung joined the Group in 1999 and was appointed Executive Director in 2008. She is responsible for the Group's office and residential leasing, as well as property management activities. In addition, she advises the Board on corporate governance systems and developments generally. Ms. Yung holds a Master of Arts degree from Oxford University, United Kingdom and is qualified as a solicitor of the Supreme Court of England and Wales as well as High Court of Hong Kong. She was a partner of an international law firm prior to joining the Group. Ms. Yung is also qualified as a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants, and sits on the Institute's Professional Accountants in Business Leadership Panel.

Following review by the Emoluments Review Committee and, in turn, the Board in March 2010, Ms. Yung's compensation package as Executive Director includes a fixed package (including base salary, pensions and Director fee which are subject to revision from time to time) of HK$3,183,120 per annum and will be entitled to a performance bonus at a level to be approved by the Emoluments Review Committee having regard to the performance of the Group and the individual concerned. She may also be granted long-term incentives in the form of share options. This compensation package is determined having given consideration to the level of responsibility, experience and abilities required of the Director and the remuneration offered for similar positions in comparable companies. Independent advice has also been sought.

Ms. Yung has no relationship with any Directors, senior management, substantial or controlling shareholders of the Company. Save as disclosed above, there is no other matter that needs to be brought to the attention of the shareholders or other information that should be disclosed under Rule 13.51(2) of the Listing Rules.

Notes:

1. Details of the Director emoluments for year 2009 are set out in "Directors' Remuneration and Interests Report" and notes to the financial statements set out in the Annual Report 2009.

2. The respective annual Director fees for serving on the Board and on its committees were approved by the shareholders in the 2005 annual general meeting (held on 10 May 2005) having given consideration to the level of responsibility, experience and abilities required of the relevant Directors and the remuneration offered for similar positions in comparable companies. Director fee for Independent non-executive Chairman is proposed to be revised to HK$400,000 per annum (to be effective from 1 June 2010) subject to shareholders' approval at the AGM, details are set out in the Notice of AGM. Save as disclosed above, the Directors received no other compensation from the Group in 2009.

3. No Director proposed for re-election at the AGM has a service contract with the Company or any of its subsidiaries that is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

This is an explanatory statement as required under the Listing Rules in connection with the resolution authorising the Share Repurchase Mandate proposed to be considered, and if thought fit, passed by shareholders of the Company at the AGM. The Listing Rules provide that all repurchases of securities by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a general mandate to the directors of the company to make such repurchases or by specific approval in relation to specific transactions. This explanatory statement also constitutes the memorandum required under Section 49BA(3) of the Companies Ordinance.

Share Capital

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,050,608,090 Shares of HK$5.00 each.

On the basis that no further Shares are issued or repurchased prior to the AGM, the Company would be allowed under the Share Repurchase Mandate to repurchase a maximum of 105,060,809 Shares.

Reasons for Repurchase

The Directors believe that the Share Repurchase Mandate is in the best interests of the Company and its shareholders.

Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share and will only be made when the Directors believe that such a purchase will benefit the Company and its shareholders.

Funding of Repurchase

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the Company and/or the proceeds of a new issue of Shares made for the purpose of the repurchase to such extent allowable under the Companies Ordinance.

In the event that the proposed share repurchases were to be carried out in full at any time during the proposed repurchase period, the working capital or gearing position of the Company might be materially different as compared with the position disclosed in the audited consolidated accounts for the year ended 31 December 2009 as contained in the Annual Report 2009. However, the Directors do not propose to exercise the Share Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

Share Prices

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous 12 months before the printing of this circular were as follows:

	Highest	Lowest
	HK$	*HK$*
Year 2009		
April	14.40	13.04
May	18.34	14.20
June	20.40	17.00
July	21.60	17.32
August	22.55	17.74
September	20.60	17.70
October	24.75	18.80
November	23.80	21.15
December	24.50	21.40
Year 2010		
January	23.30	19.12
February	21.20	19.00
March	22.70	20.65
April (upto the Latest Practicable Date)	23.00	22.65

Undertaking

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to ordinary resolution numbered 7 in accordance with the Listing Rules, the Companies Ordinance and any other applicable laws of Hong Kong (so far as the same may be applicable).

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company under the Share Repurchase Mandate if such mandate is approved by the shareholders.

No connected person has notified the Company that he/she has a present intention to sell Shares to the Company or has undertaken not to do so in the event that the Share Repurchase Mandate is approved by the shareholders.

Effect of the Takeovers Code

If on the exercise of the power to repurchase Shares pursuant to the Share Repurchase Mandate, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition and may give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, LHE and certain of its subsidiaries are the substantial shareholders of the Company, which are indirectly interested in approximately 41.23% of the issued share capital of the Company. Lee Hysan Company Limited, being LHE's holding company, is also deemed to have the same interests pursuant to the provisions of the Securities and Futures Ordinance. In the event that the Directors exercise in full the power to repurchase Shares which are proposed to be granted pursuant to the Share Repurchase Mandate, the shareholding of Lee Hysan Company Limited, LHE and certain of its subsidiaries would be increased to approximately 45.81%.

Such increase will give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. The Directors have no present intention to exercise the Share Repurchase Mandate to such an extent as would result in takeover obligations.

Save as disclosed above, the Directors are not aware of any shareholder or group of shareholders acting in concert, who may become obliged to make a mandatory offer under Rule 26 of the Takeovers Code as a consequence of any purchases pursuant to the Share Repurchase Mandate.

Share Repurchase made by the Company

The Company had not repurchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

In this circular, the following expressions shall have the meanings set out below unless the context otherwise requires:

"AGM" or "Annual General Meeting" or "Meeting"	means the annual general meeting of the Company to be held at Salon 5-6, JW Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on 11 May 2010 at 12:00 noon or any adjournment thereof;
"Articles of Association"	means the articles of association of the Company (as amended from time to time);
"associate"	has the meaning ascribed to it under the Listing Rules;
"Auditor"	means the auditor for the time being of the Company;
"Board"	means the board of Directors or a duly authorised committee of the board of Directors;
"business day"	has the meaning ascribed to it under the Listing Rules;
"Companies Ordinance"	means the Companies Ordinance, Chapter 32 of the Laws of Hong Kong;
"Company"	means Hysan Development Company Limited, a company incorporated in Hong Kong with limited liability;
"connected person"	has the meaning ascribed to it under the Listing Rules;
"controlling shareholder"	has the meaning ascribed to it under the Listing Rules;
"Directors"	means the directors from time to time of the Company;
"Group"	means the Company and its subsidiaries;
"Hang Seng"	Hang Seng Bank Limited;
"HK$"	means Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	means the Hong Kong Special Administrative Region of the People's Republic of China;
"Latest Practicable Date"	means 1 April 2010 being the latest practicable date prior to the printing of this circular for ascertaining certain information for inclusion in this circular;
"LHE"	means Lee Hysan Estate Company, Limited, a substantial shareholder holding approximately 41.23% equity interest in the Company;

"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as modified from time to time;
"Notice of AGM"	means the notice convening the AGM as set out on pages 3 to 5 of this circular;
"Securities and Futures Ordinance" or "SFO"	means the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong;
"Share(s)"	means ordinary share(s) of HK$5.00 each in the Company (or of such other nominal amount as comprising the ordinary share capital of the Company as shall result from a sub-division or a consolidation of the share capital of the Company from time to time);
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited;
"subsidiary"	means a company which is for the time being a subsidiary (within the meaning of section 2(4) of the Companies Ordinance) of the Company;
"substantial shareholder"	has the meaning ascribed to it under the Listing Rules; and
"Takeovers Code"	means the Codes on Takeovers and Mergers and Share Repurchases published by Securities and Futures Commission.

「上市規則」	指香港聯合交易所有限公司證券上市規則(經不時修訂);
「股東周年大會通告」	指召開股東周年大會之通告,載列於本通函第3至5頁;
「證券及期貨條例」	指香港法例第571章證券及期貨條例;
「股份」	指本公司每股面值5.00港元之普通股(或因本公司不時之股本分拆或合併而產生之本公司普通股本其他面值);
「聯交所」	指香港聯合交易所有限公司;
「附屬公司」	指當時為本公司附屬公司(定義見公司條例第2(4)條)之公司;
「主要股東」	具有上市規則所述之涵義;及
「收購守則」	指由證券及期貨事務監察委員會發行之公司收購、合併及股份購回守則。

本通函內，除文義另有所指外，下列詞語具有以下涵義：

「股東周年大會」或「大會」	指本公司謹訂於2010年5月11日中午12時正假座香港金鐘道88號太古廣場香港JW萬豪酒店3樓5-6號宴會廳舉行之股東周年大會或其任何續會；
「組織章程細則」	指本公司之組織章程細則（經不時修訂）；
「聯繫人士」	具有上市規則所述之涵義；
「核數師」	指本公司當時之核數師；
「董事會」	指董事會或獲董事會正式授權之委員會；
「營業日」	具有上市規則所述之涵義；
「公司條例」	指香港法例第32章公司條例；
「本公司」	指希慎興業有限公司，於香港註冊成立之有限公司；
「關連人士」	具有上市規則所述之涵義；
「控股股東」	具有上市規則所述之涵義；
「董事」	指本公司不時之董事；
「本集團」	指本公司及其附屬公司；
「恒生」	指恒生銀行有限公司；
「港元」	指港幣，香港法定貨幣；
「香港」	指中華人民共和國香港特別行政區；
「最後實際可行日期」	指2010年4月1日，為本通函付印前就確定當中所載若干資料之最後實際可行日期；
「利希慎置業」	指利希慎置業有限公司，持有本公司約41.23%股份權益之主要股東；

收購守則帶來之影響

倘本公司按照股份購回授權行使權力購回公司股份時，令某一位股東佔有本公司有表決權股份比例增加，則就**收購守則**第26條而言，該項增加將被視作一項收購處理，並可能導致須提出強制性收購之責任。

於最後實際可行日期，利希慎置業及其若干附屬公司均為本公司之主要股東，彼等間接持有本公司之已發行股本約41.23%。根據《證券及期貨條例》規定，Lee Hysan Company Limited作為利希慎置業之控股公司，其於此等股份中亦被視為擁有權益。若董事會根據股份購回授權行使股份購回之全部權力，Lee Hysan Company Limited、利希慎置業及其若干附屬公司於本公司所持股權，將增加至約45.81%。

是項增加將會導致須遵照收購守則第26條提出強制性收購之責任。董事會暫時無意行使股份購回授權而導致須進行強制性收購。

除上文披露者外，董事會概不知悉任何股東或一組一致行動之股東可能因根據股份購回授權作出購回，而須根據收購守則第26條提出強制性收購建議。

本公司股份購回

於本通函之緊接可行日期前6個月，本公司(於聯交所或以外)並沒有購回任何其股份。

股份價格

本通函付印前十二個月，本公司股份在聯交所每月之最高及最低買賣價格如下：

	最高價 *港元*	最低價 *港元*
2009年		
4月	14.40	13.04
5月	18.34	14.20
6月	20.40	17.00
7月	21.60	17.32
8月	22.55	17.74
9月	20.60	17.70
10月	24.75	18.80
11月	23.80	21.15
12月	24.50	21.40
2010年		
1月	23.30	19.12
2月	21.20	19.00
3月	22.70	20.65
4月（直至最後實際可行日期）	23.00	22.65

承諾

董事會已向聯交所作出承諾，在行使股份購回權力時，彼等將根據第7項普通決議案及按照上市規則、公司條例及任何其他適用之香港法例（只要該等規則及法例適用）進行。

目前並無任何董事或（據彼等於作出一切合理查詢後所知）與其有關之聯繫人士有意於股東批准股份購回授權後出售任何本公司股份予本公司。

本公司現時並無接獲關連人士通知彼等目前有意或彼等已承諾不會在公司獲股東批准股份購回授權後，出售本公司股份予本公司。

此乃上市規則就於本公司股東周年大會上提呈以供本公司股東考慮並酌情通過之股份購回授權決議案而規定刊發之說明文件。上市規則訂明，以聯交所為第一上市場所之公司的一切證券購回，須事先以普通決議案授予本公司董事會一般授權以作出該等購回或就指定交易取得特別批准之方式予以批准。本說明文件亦構成公司條例第49BA(3)條所規定之備忘錄。

股本

於最後實際可行日期，本公司之已發行股本為1,050,608,090股，每股面值5港元。

如在股東周年大會舉行前並無發行或購回額外股份，本公司根據股份購回授權，獲准購回本公司股份之數目將最多可達105,060,809股。

股份購回之原因

董事會相信，股份購回授權符合本公司及其股東之最佳利益。

購回股份可提高本公司股份之資產淨值及／或盈利，惟須視乎當時市場情況及融資安排而定，並僅於董事會認為該項購回股份將有利於本公司及其股東時方予進行。

用於股份購回之資金

本公司在股份購回時，用於股份購回之資金必須依照本公司組織章程大綱及細則與公司條例可作此用途之資金中撥支。公司條例規定，於股份購回時而償還之股本必須在公司條例准許下由本公司可供分派之盈利及／或用於股份購回而發行新股之款額支付。

若在建議之股份購回期間內，全面實施本公司之股份購回建議，本公司之營運資金或資本與負債比率可能會有重大差別（相對於2009年年報內所載截至2009年12月31日止年度已審核綜合賬目所披露之情況而言）。然而，倘董事會認為股份購回對本公司不時所需營運資金或資本與負債比率會有重大之不利影響，則不會行使該股份購回授權。

關於建議重選董事的資料



	獲委任年份	所屬董事會轄下委員會	2009年度收取之酬金(港元)	《證券及期貨條例》第XV部所指的股份權益(截至最後實際可行日期)
容韻儀 *執行董事兼公司秘書* 現年：48歲	2008	無	3,683,856 *(附註1)*	28,000股股份 及 886,000股購股權 (個人權益)

容女士於1999年加入本集團，於2008年獲委任為執行董事，負責集團寫字樓、住宅租賃及物業管理業務，並向董事會就企業管治制度及發展提供意見。容女士持有英國牛津大學文學碩士學位，並具備英國和威爾斯最高法院，以及香港高等法院的律師資格。加入本集團前，為香港一間國際律師行之合夥人。容女士亦為香港會計師公會的註冊會計師並為該公會商界專業會計師顧問小組的成員。

由薪酬檢討委員會及董事會相繼作出檢討後，容女士作為執行董事之薪酬組合包括固定薪酬(已包括基本薪金、退休金及董事袍金，並不時作出調整)每年3,183,120港元及由薪酬檢討委員會按本集團及員工個人表現釐定的表現賞金。她亦可能獲授予本公司長期獎勵計劃下之購股權。在釐定其酬金時，已考慮到擔任執行董事所需的職責、經驗及能力、以及其他可比較公司對類似職位所提供的酬金，並已尋求獨立意見。

容女士與本公司其他董事、高級行政人員、主要股東或控股股東概無任何關係。除上述所披露外，概無其他需要股東知悉的事項或其他須根據上市規則第13.51(2)條的規定而披露的資料。

附註：

1. 2009年度董事酬金之詳情載列於2009年年報之「董事薪酬及權益報告」一節及財務報表附註中。

2. 個別董事服務董事會及其轄下委員會之董事袍金，乃獲股東在2005年股東周年大會(於2005年5月10日舉行)批准，並已考慮到擔任董事所需的職責、經驗及能力、以及其他可比較公司對類似職位所提供的袍金。獨立非執行主席之董事袍金將調整至每年400,000港元(於2010年6月1日起生效)，惟須獲股東於股東周年大會上批准，詳情載於股東周年大會通告內。除上述披露外，董事於2009年概無收取本集團任何其他報酬。

3. 擬於股東周年大會上膺選連任的董事，均無與本公司或其任何附屬公司訂立不可由本集團於一年內終止而毋須支付賠償(法定賠償除外)之服務合約。



	獲委任年份	所屬董事會轄下委員會	2009年度收取之酬金（港元）	《證券及期貨條例》第XV部所指的股份權益（截至最後實際可行日期）
利子厚 *非執行董事* 現年：48歲	2010	無	不適用	無

利先生現為從事投資管理的滙圖投資管理有限公司之董事總經理。他亦為香港交易及結算所有限公司、震雄集團有限公司、太平地氈國際有限公司、利邦控股有限公司的獨立非執行董事；以及香港賽馬會的董事。利先生曾為香港聯合交易所有限公司主板及創業板上市委員會成員。利先生為公司創辦人利氏家族成員及本公司之主要股東利希慎置業有限公司之董事，他於2010年1月加入董事會，先前曾於1990年至2007年期間出任為本公司之董事。利先生持有Bowdoin College文學士學位及波士頓大學工商管理碩士學位。

利先生將收取董事年度袍金100,000港元。

除上述所披露外，利先生與本公司其他董事、高級行政人員、主要股東或控股股東概無任何關係。亦概無其他需要股東知悉的事項或其他須根據上市規則第13.51(2)條的規定而披露的資料。



	獲委任年份	所屬董事會轄下委員會	2009年度收取之酬金（港元）	《證券及期貨條例》第XV部所指的股份權益（截至最後實際可行日期）
潘仲賢 *獨立非執行董事* 現年：55歲	2010	無	不適用	無

潘先生為一家私人公司的集團董事總經理及瑞聲聲學科技控股有限公司的獨立非執行董事，前為恒生的常務董事兼副行政總裁，並曾於滙豐銀行集團及數間國際知名的金融機構出任高級管理層職務。潘先生為香港特別行政區稅務委員會成員、環境及自然保育基金投資委員會委員及中華總商會選任會董，先前亦為恒生指數有限公司之恒生指數顧問委員會主席。潘先生持有西澳洲大學商學學士學位，並為香港會計師公會及澳洲特許會計師公會成員。他於2010年1月獲委任為獨立非執行董事。

恒生在本公司一家非全資附屬公司中持有實益股權(24.64%)（擁有利園二期），故根據上市規則規定屬於本公司之關連人士。然而，恒生所持有的並非該相關公司之控股權益，亦沒有參與該公司之日常業務，恒生作為本公司之關連人士，只限於附屬公司之層面；而潘先生過去於恒生之職務，從不直接涉及恒生作為該相關公司小股東而參與之事務。潘先生就上市規則第3.13(1)至(8)條所載各項因素向董事會作出其獨立性之確認，並披露其以往在恒生之職責。董事會對潘先生擁有獨立非執行董事應有的特點、誠信、獨立性及經驗表示滿意。

潘先生將收取董事年度袍金100,000港元。

潘先生與本公司其他董事、高級行政人員、主要股東或控股股東概無任何關係。除上述所披露外，亦概無其他需要股東知悉的事項或其他須根據上市規則第13.51(2)條的規定而披露的資料。

關於建議重選董事的資料



	獲委任年份	所屬董事會 轄下委員會	2009年度 收取之酬金 (港元)	《證券及期貨條例》 第XV部所指的 股份權益 (截至最後實際可行日期)
利憲彬 *非執行董事* 現年:52歲	1994	投資委員會主席	130,000	無

利先生為澳洲上市公司Beyond International Limited(主要從事電視節目製作及全球銷售電視節目與主題電影)之董事兼主要股東。他亦是電視廣播有限公司的替任董事。他獲美國普林斯頓大學文學士及香港中文大學工商管理碩士學位。他為公司創辦人利氏家族成員及本公司之主要股東利希慎置業有限公司之董事,於1994年獲委任為本公司非執行董事。

利先生於2009年收取董事年度袍金100,000港元及作為投資委員會主席之年度袍金30,000港元。

除上述所披露外,利先生與本公司其他董事、高級行政人員、主要股東或控股股東概無任何關係。亦概無其他需要股東知悉的事項或其他須根據上市規則第13.51(2)條的規定而披露的資料。



	獲委任年份	所屬董事會 轄下委員會	2009年度 收取之酬金 (港元)	《證券及期貨條例》 第XV部所指的 股份權益 (截至最後實際可行日期)
利乾 *非執行董事* 現年:56歲	1988	審核委員會成員	130,000	800,000股股份 (個人權益)

利先生為一位私人投資者及多間公司之非執行董事包括太古股份有限公司及電視廣播有限公司。他為公司創辦人利氏家族成員及本公司之主要股東利希慎置業有限公司之董事。他持有史丹福大學理學士兼碩士以及工商管理碩士學位,於1988年獲委任為本公司非執行董事。

利先生於2009年收取董事年度袍金100,000港元及作為審核委員會成員之年度袍金30,000港元。

除上述所披露外,利先生與本公司其他董事、高級行政人員、主要股東或控股股東概無任何關係。亦概無其他需要股東知悉的事項或其他須根據上市規則第13.51(2)條的規定而披露的資料。

關於建議重選董事的資料



	獲委任年份	所屬董事會轄下委員會	2009年度收取之酬金（港元）	《證券及期貨條例》第XV部所指的股份權益（截至最後實際可行日期）
聶雅倫 *獨立非執行董事* 現年：54歲	2009	審核委員會主席	19,726	無

聶雅倫先生現為中電控股有限公司及聯想集團有限公司的獨立非執行董事。他於會計及審計方面擁有豐富經驗，並自1988年起為羅兵咸永道會計師事務所(「羅兵咸永道」)的合夥人，直至2007年6月退休為止。他於羅兵咸永道退休前，曾在香港擔任其他的公職包括：證券及期貨事務上訴委員會委員、收購及合併委員會委員、收購上訴委員會委員、股份登記機構紀律委員會委員及香港會計師公會紀律委員會委員。聶雅倫先生持有英國曼徹斯特大學經濟與社會學系文學士學位，並為英格蘭及威爾斯特許會計師公會資深會員及香港會計師公會會員。他於2009年11月獲委任為獨立非執行董事。

聶雅倫先生就上市規則第3.13(1)至(8)條所載各項因素向董事會作出其獨立性之確認。他與本公司其他董事、高級行政人員、主要股東或控股股東概無任何關係。董事會並不知悉有任何情況會影響聶雅倫先生作出獨立判斷並對其擁有獨立非執行董事應有的特點、誠信、獨立性及經驗表示滿意。

聶雅倫先生於2009年收取董事年度袍金(按比例計算)12,329港元及作為審核委員會主席之年度袍金(按比例計算)7,397港元。

除上述所披露外，概無其他需要股東知悉的事項或其他須根據上市規則第13.51(2)條的規定而披露的資料。



	獲委任年份	所屬董事會轄下委員會	2009年度收取之酬金（港元）	《證券及期貨條例》第XV部所指的股份權益（截至最後實際可行日期）
范仁鶴 *獨立非執行董事* 現年：60歲	2010	無	不適用	無

范先生為中國光大國際有限公司非執行董事及香港建設(控股)有限公司之獨立非執行董事。范先生持有史丹福大學工程學士學位和統籌學碩士學位，及麻省理工學院管理科學碩士學位。他於2010年1月獲委任為獨立非執行董事。

范先生就上市規則第3.13(1)至(8)條所載各項因素向董事會作出其獨立性之確認。他與本公司其他董事、高級行政人員、主要股東或控股股東概無任何關係。董事會並不知悉有任何情況會影響范先生作出獨立判斷並對其擁有獨立非執行董事應有的特點、誠信、獨立性及經驗表示滿意。

范先生將收取董事年度袍金100,000港元。

除上述所披露外，概無其他需要股東知悉的事項或其他須根據上市規則第13.51(2)條的規定而披露的資料。

關於建議重選董事的資料

擬於股東周年大會上膺選連任之董事資料載列如下：



	獲委任年份	所屬董事會轄下委員會	2009年度收取之酬金（港元）	《證券及期貨條例》第XV部所指的股份權益（截至最後實際可行日期）
鍾逸傑爵士 G.B.M., K.B.E., C.M.G., J.P. *獨立非執行主席* 現年：82歲	1989	薪酬檢討委員會及提名委員會主席	228,767	無

鍾爵士為環球投資（香港）有限公司之主席、北海集團有限公司之副主席、中國光大國際有限公司及嘉華國際集團有限公司之非執行董事。鍾爵士亦為多間志願機構之主席及會員。他獲英國牛津大學文學碩士學位。鍾爵士曾任香港布政司，於1989年獲委任為本公司董事，並於2001年獲委任為副主席，及於2010年1月獲委任為獨立非執行主席。

鍾爵士就上市規則第3.13(1)至(8)條所載各項因素向董事會作出其獨立性之確認。他與本公司其他董事、高級行政人員、主要股東或控股股東概無任何關係。

鍾爵士服務董事會至今已超過9年。董事會相信，董事會之「獨立性」關乎判斷與良知。要達致獨立，非執行董事應避免牽涉任何有可能影響他們作出獨立判斷的業務或其他關係。鍾爵士在任多年，董事會均十分滿意其多年來所提出寶貴的獨立判斷及建議。鍾爵士正擁有獨立非執行董事應有的特點、誠信、獨立性及經驗。董事會並不知悉有任何情況會影響鍾爵士作出獨立判斷。

鍾爵士作為副主席及署理主席於2009年收取董事年度袍金124,110港元及作為審核委員會、薪酬檢討委員會及提名委員會之主席及／或成員（視情況而定）之年度袍金（按比例計算）104,657港元。薪酬檢討委員會亦建議董事會，而董事會繼而批准給予鍾逸傑爵士一項300,000港元之特別酬金，以報償其於2009年10月至2010年3月行政總裁委任前所擔任的特別角色及職責。

除上述所披露外，概無其他需要股東知悉的事項或其他須根據上市規則第13.51(2)條的規定而披露的資料。



	獲委任年份	所屬董事會轄下委員會	2009年度收取之酬金（港元）	《證券及期貨條例》第XV部所指的股份權益（截至最後實際可行日期）
嚴磊輝 *行政總裁* 現年：50歲	2009	無	330,676 *（附註1）*	40,000股股份 及 218,000股購股權 （個人權益）

嚴先生領導管理層並負責集團業務及發展。加入希慎之前，嚴先生於一家大型綜合企業之港口部門出任行政總裁，負責美洲、中東及非洲之業務，並曾於香港其他大型公司及投資銀行出任高層職位，負責管理、財務及企業融資的工作。嚴先生持有英國列斯大學經濟學學士學位，並為英格蘭及威爾斯特許會計師公會及香港會計師公會之會員。他於2009年12月獲委任為執行董事，並於2010年3月獲委任為行政總裁。

由薪酬檢討委員會及董事會相繼作出檢討後，嚴先生作為行政總裁（於2010年3月10日生效）之薪酬組合包括固定薪酬（已包括基本薪金、退休金及董事袍金，並不時作出調整）每年5,147,000港元及由薪酬檢討委員會按本集團及員工個人表現釐定的表現賞金。他亦可能獲授予本公司長期獎勵計劃下之購股權。在釐定其酬金時，已考慮到擔任行政總裁所需的職責、經驗及能力、以及其他可比較公司對類似職位所提供的酬金，並已尋求獨立意見。

嚴先生與本公司其他董事、高級行政人員、主要股東或控股股東概無任何關係。除上述所披露外，概無其他需要股東知悉的事項或其他須根據上市規則第13.51(2)條的規定而披露的資料。

董事會謹此聲明，除根據上述以股代息計劃及購股權計劃以發行新股份外，現時無意發行任何本公司股份。

董事會推薦意見

董事會認為，股東周年大會通告內所載關於授予發行授權及股份購回授權之建議決議案，乃符合本公司及其股東之整體最佳利益。按此，董事會推薦股東投票通過建議之決議案。

第5項決議案—重聘核數師

審核委員會已向董事會建議及獲取其對此意見之認可，在股東周年大會獲得股東批准後，德勤·關黃陳方會計師行將獲重聘為本公司於2010年之外聘核數師。

第6及7項決議案—發行及購回股份的一般授權

本公司於2009年5月18日舉行之上屆股東周年大會上，遵照公司條例第57B條及上市規則的規定授予董事會一般授權，以發行及購回本公司股份。該等一般授權將於股東周年大會結束後失效。因此，於股東周年大會上將提呈數項決議案，以重新取得該等一般授權。有關決議案的概要如下：

- 一項普通決議案（**第6項決議案**），給予董事會一般性及無條件授權，於直至本公司下屆股東周年大會結束為止的期間內（或決議案所載的較早期間內）配發、發行及處理本公司的額外股份，惟此等股份數目不得超逾本公司於通過決議案日期的已發行股本的20%，倘配發之新股乃全數收取現金者，則不得超逾本公司於通過決議案日期的已發行股本的10%（「**發行授權**」）；及

- 一項普通決議案（**第7項決議案**），給予董事會一般性及無條件授權，於直至本公司下屆股東周年大會結束為止的期間內（或決議案所載的較早期間內）行使本公司一切權力購回不超逾本公司於通過決議案日期的已發行股本的10%之本公司股份（「**股份購回授權**」）。

上述決議案的全文載於股東周年大會通告內。按照上市規則的規定，本通函第16至18頁載有說明文件，以向　閣下提供有關股份購回授權的必要資料。

本公司的組織章程細則授權董事會配發未發行的股份。根據香港公司條例，公司在發行新股以現金集資時，必須給予其股東優先認購該等股份的機會，惟股東已作出一般或特定批准者除外。上市規則進一步限制將予配發的股份不得超過上市發行人當時已發行股本的20%，不論有關發行是以現金或非現金作價。

董事會留意到市場對發股籌集現金的關注，特別是該等發行的頻密度和集資額。董事會希望達致平衡，在保持商業靈活性之時，以符合成本效益的方式迅速集資，從而提升公司的業務增長。

因此，董事會根據國際的最佳常規，將有待發行的股本證券分為(i)現金作價（不包括供股及股東周年大會通告所載的其他例外情況），股東的優先權適用於此情況；及(ii)非現金作價。

將予發行以籌集現金的股本證券數目（上述例外情況除外）以現有已發行普通股股本的10%為限，這低於上市規則所准許的上限。

本公司過去10年未曾根據於股東大會授予的發行授權發行任何新股份，惟根據：(i)以股代息計劃；(ii)按本公司的購股權計劃所授出並行使之購股權，則作別論。

第1項決議案—接納2009年年度財務報表

經審核財務報表全文連同有關董事會報告及核數師報告，分別載於2009年年報第84至150頁、第65至70頁及第83頁。

經審核財務報表已由審核委員會審閱。審核委員會報告載於2009年年報第79及80頁。

第2項決議案—宣布派發末期股息

董事會建議派發截至2009年12月31日止年度末期股息每股54港仙。待第2項決議案獲得通過後，末期股息將約於2010年6月3日以現金派發予於2010年5月11日名列股東名冊之股東，並附有以股代息選擇。

載有以股代息詳情之通函以及選擇表格將約於2010年5月13日寄發予股東。

本公司將於2010年5月7日(星期五)至2010年5月11日(星期二)期間(包括首尾2天在內)暫停辦理股份過戶登記手續。如欲出席股東周年大會並於會上投票及收取建議之末期股息，務請於2010年5月6日(星期四)下午4時正前將所有股份過戶文件連同有關股票，送達本公司之股份過戶登記處卓佳標準有限公司，地址為香港灣仔皇后大道東28號金鐘滙中心26樓。

第3項決議案—重選董事

根據本公司之組織章程細則第114條，於每屆股東周年大會上，董事會三分之一當時任期最長者(或適用法例規定之其他數目)須輪值退任並可膺選連任，如適用之數目非整數則向上調整。因此，鍾逸傑爵士、利憲彬、利乾及容韻儀將於應屆股東周年大會上退任並膺選連任。彼等之重選建議將以獨立的決議案提呈。葉謀遵博士及胡法光已決定於股東周年大會結束後退任並將不會膺選連任。

根據本公司之組織章程細則第97條，委任作填補空缺或增加董事會名額之董事，其任期只能至下一屆股東周年大會。因此，聶雅倫、范仁鶴、利子厚、潘仲賢及嚴磊輝將於應屆股東周年大會上退任，並可膺選連任。

將會退任及願意膺選連任之董事的背景資料載列於本通函第11至15頁。

第4項決議案—建議修訂董事之酬金

現建議增加獨立非執行主席之董事袍金。在作出此修訂袍金安排時，已考慮到擔任獨立非執行主席所需的職責、經驗及能力、以及其他可比較公司對類似職位所提供的袍金。

修訂袍金安排將於2010年6月1日起生效(並於截至2010年12月31日止之財政年度按比例攤分)並維持不變直至本公司於股東大會另作決定。修訂之董事袍金詳情載於股東周年大會通告內。

股東周年大會投票程序：常見問題剖釋

問：**誰人行使本人之股份投票權，及本人交回代表委任表格後，彼等將如何投票？**

答：填妥及交回代表委任表格後，閣下即授權代表委任表格上指明之委任代表出席股東周年大會及代表閣下投票。代表閣下投票之委任代表，必須按閣下於代表委任表格上之指示投票。倘閣下填妥及交回代表委任表格，但並無註明投票意向，則閣下之委任代表將可酌情投票。

問：**本人可否撤銷委任代表或投票指示？**

答：填妥及交回代表委任表格後，閣下仍可親自出席股東周年大會並於會上投票。因此，如閣下出席股東周年大會，此表示閣下撤回委任代表之授權。

問：**於股東周年大會上如何投票？**

答：**根據上市規則，所有在股東周年大會上之投票須按股數表決。因此，股東周年大會主席將提出按股數表決股東周年大會通告所載的所有決議案。**

問：**按股數表決的程序是怎樣的？**

答：**就按股數表決而言，每位親身出席（或如股東為公司則其公司代表）或委任代表出席之股東每持有一股將可投一票。所有出席股東周年大會之股東、公司代表或委任代表在股東周年大會上登記時會獲派發投票表格。決議案會列印於投票表格上。閣下可按名下所持股份數目就每項決議案投贊成或反對票，股份過戶登記處將於完成投票程序後收集投票表格。投票結果將於股東周年大會當日股票市場收市後登載於本公司網站及聯交所發放發行人資訊的專用網站。**

問：**本人可向誰提出疑問？**

答：閣下如對股東周年大會有任何疑問，請致電2895-5777與希慎之法律及公司秘書部聯絡。

股東周年大會投票程序：常見問題剖釋

閣下每一票均舉足輕重，無論　閣下親自出席大會與否，均可行使投票權。至於投票問題，於下文逐一解答：

問：　本人是否有權投票？

答：　倘　閣下於2010年5月11日(股東周年大會日期)為希慎興業有限公司股份之註冊持有人，就有權投票。

本公司將於2010年5月7日(星期五)至2010年5月11日(星期二)期間(包括首尾2天在內)暫停辦理股份過戶登記手續。倘　閣下最近曾購買本公司股份，必須於2010年5月6日(星期四)下午4時正前，將有關股票、股份過戶表格或證明　閣下擁有股份之有關憑證送達卓佳標準有限公司。

問：　本人為何事投票？

答：　閣下可就已載於本通函第3至5頁之股東周年大會通告上所載決議案，及第8至10頁之「大會議事詳情及董事會推薦意見」而投票。

問：　本人將如何投票？

答：　1.　親自出席股東周年大會

閣下有權親自出席股東周年大會並於會上投票。如就以公司名義登記之股份投票，有關公司必須已提交簽署妥當之代表委任表格或公司代表授權文件予本公司。

2.　委派代表代投

倘　閣下不擬出席股東周年大會，可委派代表按下列其中一種方法代表　閣下投票。　**閣下之委任代表必須按　閣下於代表委任表格上之指示投票：**

(a)　閣下可授權本公司主席按代表委任表格行使　閣下名下股份之投票權。請註明　閣下之投票意向。

(b)　閣下可委任其他人士出席股東周年大會及代表　閣下投票。請於代表委任表格上有關空格內填上　閣下所委任人士之名稱，以及註明　閣下之投票意向。委任代表毋須為本公司股東。

問：　本人何時交回代表委任表格？

答：　填妥的代表委任表格**正本**連同簽署人簽署之授權書或其他授權文件(如有)或由公證人簽署核證之授權書或其他授權文件副本，**最遲須於股東周年大會或其任何續會指定舉行時間48小時前交回本公司之註冊辦事處，地址為香港希慎道33號利園宏利保險大廈49樓，或本公司之股份過戶登記處，卓佳標準有限公司，地址為香港灣仔皇后大道東28號金鐘滙中心26樓**，方為有效。以電子方式或任何其他數據傳輸方式交回之代表委任表格將不獲接納。

附註：

1. 有權出席上述大會及投票之股東可委派一名或多名代表出席及投票，代表毋須為本公司股東。

2. 代表委任表格連同簽署人簽署之授權書或其他授權文件(如有)或由公證人簽署核證之授權書或其他授權文件副本，須於股東周年大會召開前48小時交回本公司之註冊辦事處，地址為香港希慎道33號利園宏利保險大廈49樓或本公司之股份過戶登記處，卓佳標準有限公司，地址為香港灣仔皇后大道東28號金鐘滙中心26樓。

3. 本公司將於2010年5月7日(星期五)至2010年5月11日(星期二)期間(包括首尾2天在內)暫停辦理股份過戶登記手續。如欲出席股東周年大會並於會上投票及收取建議之末期股息，務請於2010年5月6日(星期四)下午4時正前將所有股份過戶文件連同有關股票，送達本公司之股份過戶登記處卓佳標準有限公司，地址為香港灣仔皇后大道東28號金鐘滙中心26樓。

4. 有關投票程序之詳情，載於將會寄發予股東之通函(「**通函**」)之「股東周年大會投票程序：常見問題剖釋」一節內。

5. 股東周年大會擬處理之各事項，已載於通函之「大會議事詳情及董事會推薦意見」一節內。

6. 根據上市規則，股東在大會上之投票必須按股數表決。因此，於股東周年大會上，大會主席將根據本公司之組織章程細則第78條行使其權力，按股數表決本通告所載之各項決議案。於按股數表決時，每位親身出席(或如股東為公司則其公司代表)或委派代表出席之股東每持有任何類別股份一股將持有一票。

*於本通告日期，董事會包括：**獨立非執行主席** – 鍾逸傑爵士；**行政總裁** – 嚴磊輝；**獨立非執行董事** – 聶雅倫、范仁鶴、胡法光(胡亮明為其替任董事)、潘仲賢及葉謀遵博士；**非執行董事** – Hans Michael JEBSEN(李錦榮為其替任董事)、利憲彬、利乾、利子厚及利德蓉醫生；以及**執行董事** – 容韻儀。*

(d) 就本決議案而言：

「有關期間」指由通過本決議案之日起至下列最早日期止之期間：

(i) 本公司下屆股東周年大會結束時；

(ii) 法例規定本公司下屆股東周年大會須予舉行期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案所述授權之日。

「配售新股」乃指董事會於指定期間內，向於指定記錄日期名列股東名冊之本公司股份或其任何類別股份之持有人，按彼等當時持有該等股份或其任何類別股份之比例配售新股（惟董事會有權就零碎股權或香港以外任何地區之法律限制或其任何認可監管機構或任何證券交易所之規定，作出其認為必要或權宜之豁免或其他安排）。」

7. 「**動議**：

(a) 無條件授予董事會一項一般性授權，可於有關期間內，根據一切適用法例及上市規則之規定，行使本公司一切權力購回或以其他方式購入本公司股本中每股面值5港元之股份，惟所購回或以其他方式購入之股份面值總額，不得超逾本決議案通過日期本公司已發行股本面值總額之10%，而上述授權將按此數額為限制；及

(b) 就本決議案而言：

「有關期間」指由通過本決議案之日起至下列最早日期止之期間：

(i) 本公司下屆股東周年大會結束時；

(ii) 法例規定本公司下屆股東周年大會須予舉行期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案所述授權之日。」

承董事會命
執行董事兼公司秘書
容韻儀

香港，2010年4月9日

股東周年大會通告

茲通告Hysan Development Company Limited希慎興業有限公司謹定於2010年5月11日(星期二)中午12時正假座香港金鐘道88號太古廣場香港JW萬豪酒店3樓5-6號宴會廳召開股東周年大會，處理下列事項：

1. 省覽截至2009年12月31日止年度之財務報表及董事會報告與核數師報告。

2. 宣布派發截至2009年12月31日止年度之末期股息(並附有以股代息選擇)。

3. 重選董事。

4. 批准獨立非執行主席年度袍金為400,000港元(有關修訂之袍金將於2010年6月1日起生效及於截至2010年12月31日止之財政年度按比例攤分)，有關修訂將維持不變，直至本公司於股東大會另作決定。

5. 重聘德勤•關黃陳方會計師行為本公司之核數師及授權董事釐定其酬金。

作為特別事項，省覽並酌情通過下列議案為普通決議案：

普通決議案

6. 「**動議**：

   (a) 在(c)段之規限下，無條件授予董事會一項一般性授權，可於有關期間內行使本公司一切權力，以配發、發行及處理本公司之額外股份，及訂立或授出需要或可能需要行使該等權力之售股建議、協議、購股權、認股權證或其他證券；

   (b) 上文(a)段所述之授權將授權董事會於有關期間內訂立或授出需要或可能需要於有關期間結束後行使該等權力之售股建議、協議、購股權及其他證券；

   (c) 董事會依據(a)段之授權而配發或同意有條件或無條件配發(不論其為依據購股權或以其他方式配發)之股本面值總額(惟根據(i)配售新股，或(ii)任何不時採納之購股權計劃或類似安排，向符合資格之參與者授出或發行本公司股份或購買本公司股份之權利或(iii)依據本公司不時之組織章程細則就任何以股代息計劃或類似安排而配發者除外)，不得超逾本決議案通過日期本公司已發行股本面值總額之20%，倘配發之新股乃全數收取現金者，則不得超逾本決議案通過日期本公司已發行股本面值總額之10%，而上述授權亦須受此數額限制；及

致股東通函

本公司致力提高企業管治水平，包括匯報及股東通訊之質素。本公司視股東周年大會為與股東溝通之主要途徑。我們熱切期待 閣下親臨大會。倘 閣下未克親自出席大會，敬請委派一位委任代表出席並代表 閣下投票。

此致

列位股東 台照

獨立非執行主席
鍾逸傑爵士
謹啟

2010年4月9日

HYSAN DEVELOPMENT COMPANY LIMITED

希慎興業有限公司

(根據香港公司條例第32章註冊成立之有限公司)

(股份代號：00014)

註冊辦事處：
香港
希慎道33號
利園宏利保險大廈49樓

獨立非執行主席
鍾逸傑爵士

獨立非執行董事
聶雅倫
范仁鶴
胡法光
(胡亮明為其替任董事)
潘仲賢
葉謀遵博士

非執行董事
Hans Michael JEBSEN
(李錦榮為其替任董事)
利憲彬
利乾
利子厚
利德蓉醫生

執行董事
嚴磊輝
容韻儀

敬啟者：

本人謹代表董事會及管理層，誠邀　閣下出席希慎興業有限公司訂於2010年5月11日(星期二)舉行之股東周年大會。有關大會處理事項連同董事會就建議決議案之推薦意見，詳載於本通函內。

葉謀遵博士及胡法光先生為董事會服務良久，將於股東周年大會後退任獨立非執行董事職務。葉博士及胡先生多年來憑廣闊的營商經驗及視野，為我們提供真知灼見，在此本人代表董事會深表謝意。

目　錄

此乃要件　請即處理

閣下如對本通函或應採取的行動有任何疑問，應諮詢　閣下的註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下全部Hysan Development Company Limited希慎興業有限公司股份售出或轉讓，應立即將本通函及隨附的代表委任表格交予買主或承讓人，或送交經手買賣或轉讓的銀行、註冊證券商或其他代理商，以便轉交買主或承讓人。

本通函的資料乃遵照上市規則而刊載，旨在提供有關本公司的資料。各董事對本通函所載資料的準確性共同及個別地承擔全部責任，並在作出一切合理查詢後，確認就彼等所知及所信，本通函並無遺漏任何其他重大事實，足以令本通函所載任何內容產生誤導。

Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED

希慎興業有限公司

（根據香港公司條例第32章註冊成立之有限公司）

（股份代號：00014）

股東周年大會通告
及
有關發行新股及購回股份之一般性授權建議

本公司謹訂於2010年5月11日（星期二）中午12時正假座香港金鐘道88號太古廣場香港JW萬豪酒店3樓5-6號宴會廳舉行股東周年大會，股東周年大會通告載於本通函第3至5頁內。

不論　閣下能否出席股東周年大會，務請細閱本通函並盡早將隨附的代表委任表格按其上印列的指示填妥交回，惟無論如何須於股東周年大會或其任何續會指定舉行時間48小時前送達本公司之註冊辦事處，地址為香港希慎道33號利園宏利保險大廈49樓，或本公司之股份過戶登記處，卓佳標準有限公司，地址為香港灣仔皇后大道東28號金鐘滙中心26樓。　閣下填妥及交回代表委任表格後，屆時仍可親自出席股東周年大會或其任何續會並於會上投票。

2010年4月9日